Exhibit 2.1*

Certain identified information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. In this exhibit, “[***]” indicates where such information is omitted.

STOCK AND ASSET PURCHASE AGREEMENT

between

SPIRIT AEROSYSTEMS, INC.

and

AIRBUS SE

Dated as of April 27, 2025

*	The copy of the Stock and Asset Purchase Agreement, dated as of April 27, 2025, between Spirit AeroSystems, Inc. and Airbus SE (the “Agreement”) in this Exhibit 2.1 has been included as an exhibit to provide investors and securityholders with information regarding the terms of the Agreement. It is not intended to provide any other factual information about Spirit AeroSystems Holdings, Inc. (“Spirit”), Spirit AeroSystems, Inc. or Airbus SE or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Agreement were made only for purposes of the Agreement as of specified dates and (except as expressly set forth in the Agreement) solely for the benefit of the parties to the Agreement; may be subject to qualifications and limitations agreed upon by such parties, including being qualified by confidential disclosures; were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or reports and other documents filed with the U.S. Securities and Exchange Commission. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Agreement or any of their respective subsidiaries or affiliates. Information concerning the subject matter of representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in Spirit’s public disclosures.

TABLE OF CONTENTS

i

TABLE OF CONTENTS (cont.)

Annexes and Exhibits

Annex 1.01(a)	[Reserved]

Annex 1.01(b)	Qualifying Buyer Commercial Contracts

Annex 1.01(c)	Other Continuing Buyer Commercial Contracts

Annex 2.02(a)	Transferred Assets

Annex 2.02(b)	Excluded Assets

Annex 2.02(c)	Assumed Liabilities

Annex 2.02(d)	Excluded Liabilities

TABLE OF CONTENTS (cont.)

Page

Exhibit A	Accounting and Adjustment Policies

Exhibit B	Form of Buyer Guarantee

Exhibit C	Form of Boeing Guarantee

Exhibit D	Form of R&W Insurance Policy

Exhibit E	Form of General Assignment

Exhibit F	Form of Assumption Agreement

Exhibit G	Form of Belfast Sublease Agreements

Exhibit H	A220 Pylon Contract Amendment Term Sheet

Exhibit I	Form of Transition Services Agreement

Exhibit J	Form of IP License Agreement

Exhibit K	Separation Plan

Exhibit L	Form of Termination Agreement

Exhibit M	French Purchase and Sale Agreement

Exhibit N	[Reserved]

Exhibit O	Subang Term Sheets

Exhibit P	Pensions Schedule

v

STOCK AND ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of April 27, 2025, between Spirit AeroSystems, Inc., a Delaware corporation (“Seller”), and Airbus SE, a European public company (Societas Europaea) incorporated under Dutch law (“Buyer”). Seller and Buyer are sometimes referred to herein collectively as “the parties” and each is a “party.”

RECITALS

WHEREAS, Seller desires to sell, or cause to be sold, and Buyer desires to purchase, or cause certain of its Affiliates to purchase, certain assets, including the Transferred Equity Interests (as defined below), related to the Transferred Businesses as a going concern and Buyer is willing to, among other things, assume, or cause certain of its Affiliates to assume, certain liabilities related to the Transferred Businesses, in each case upon the terms and subject to the conditions set forth herein; and

WHEREAS, prior to the date hereof, the parties have completed their respective works council consultation processes.

NOW, THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties agree as follows:

Article I

Definitions and Interpretations

Section 1.01      Definitions.

(a)    The following terms used in this Agreement shall have the respective meanings assigned to them below:

“A220 Pylon Business” has the meaning set forth on Annex 2.02(a).

“A220 Pylon Contract” means that certain Contract bearing Contract Number C8100-MSC between Bombardier Inc. and Spirit AeroSystems, Inc., effective as of June 25, 2008 (as amended).

“Accounting and Adjustment Policies” means the policies, methodologies, calculations and principles set forth on Exhibit A.

“Accounts Receivable” has the meaning set forth on Exhibit A.

“Accounts Payable” has the meaning set forth on Exhibit A.

“Action” means any action, suit, arbitration or proceeding by or before any Governmental Entity.

“Affiliate” means, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person. For the purposes of this definition, “control” (or variations thereof) means the possession, directly or indirectly, through one or more intermediaries, of the following: (x) ownership of more than fifty percent (50%) of the total voting power or other evidences of ownership interest in the subject Person; or (y) the power to direct or cause the direction of the management and policies of the subject Person. Each Transferred Company shall be deemed, for purposes of this Agreement, an Affiliate of Seller prior to the Closing and an Affiliate of Buyer after the Closing, it being understood that, for the avoidance of doubt, each Transferred Company shall be deemed an Affiliate of Seller (a) on the Closing Date for purposes of determining whether the representations and warranties of Seller are true and correct on the Closing Date and (b) for purposes of Annex 2.02(a), Annex 2.02(b), Annex 2.02(c) and Annex 2.02(d). The Xizi Joint Venture, Spirit AeroSystems Belfast Executive Benefits Trustee Limited, Short Brothers Pension Trustee Limited and Spirit AeroSystems (Europe) Pension Trustees Limited shall not be deemed an Affiliate of Seller or any of its Affiliates for any purpose under this Agreement.

“Airbus Belfast Business” has the meaning set forth on Annex 2.02(a). For the avoidance of doubt, the assets and liabilities and obligations of the Airbus Belfast Midfuse Business shall be included in the Airbus Belfast Business if the Airbus Belfast Midfuse Business is not included in a Permitted Belfast Business Sale pursuant to Section 6.06(a) or is included in a Permitted Belfast Business Sale pursuant to Section 6.06(a) but such Permitted Belfast Business Sale is terminated prior to the Third Party Purchaser Closing Deadline.

“Airbus Belfast Midfuse Business” has the meaning set forth on Annex 2.02(a).

“Airbus Belfast Midfuse Business Amount” means an amount equal to (a) $0.00, if the Airbus Belfast Midfuse Business constitutes a Transferred Business pursuant to the terms of Section 6.06, or (b) $16,000,000, if the Airbus Belfast Midfuse Business does not constitute a Transferred Business pursuant to the terms of Section 6.06; provided that, for the avoidance of doubt, if the Airbus Belfast Midfuse Business is transferred to Buyer, a Buyer Designated Affiliate or a New Buyer Designated Affiliate pursuant to Section 6.06, the Airbus Belfast Midfuse Business Amount shall be $0.00.

“Airbus Kinston Business” has the meaning set forth on Annex 2.02(a).

“Airbus Liquidated Damages Amount” means, as of any date and time of determination, the aggregate outstanding amount of Known and Quantifiable Liquidated Damages (a) that are deemed to be owed and payable by Seller or its Affiliates to Buyer or its Affiliates pursuant to a (i) Buyer Commercial Contract or (ii) Continuing Buyer Commercial Contract, solely with respect to any period under such Continuing Buyer Commercial Contract prior to the Closing and (b) that have been claimed and noticed, in each case, pursuant to Section 6.02 (which claims for Known and Quantifiable Liquidated Damages have not been previously waived or released (including, for the avoidance of doubt, pursuant to Section 11.13)) by Buyer or its Affiliates.

“Airbus Loan Arrangements Amount” means, as of any date and time of determination, the aggregate outstanding amount of all loans, advance payments or any similar forms of indebtedness provided or made to Seller or any of its Affiliates by Buyer or any of its Affiliates pursuant to (a) that certain Memorandum of Agreement, dated as of July 7, 2023, by and between Airbus S.A.S., a Société par Actions Simplifiée incorporated under the laws of France and an Affiliate of Buyer (“Airbus S.A.S.”), and Spirit AeroSystems (Europe) Limited, a limited company created and existing under the laws of England and Wales and an Affiliate of Seller (“Spirit Europe”), as amended by Amendment No. 1, dated as of August 31, 2023, by and between Airbus S.A.S. and Spirit Europe, (b) that certain Term Sheet, dated February 6, 2024, by and between Airbus Canada Limited Partnership, a limited partnership existing under the laws of Québec and an Affiliate of Buyer, and Shorts Brothers plc, a company incorporated in Northern Ireland and an Affiliate of Seller (“Shorts”), or (c) any written agreements similar to those described in the foregoing clauses (a) and (b) and entered into between Seller or its Affiliates and Buyer or its Affiliates after the date of this Agreement (any such written agreements described in clauses (a)-(c) for any portion of the Airbus Loan Arrangements Amount, the “Airbus Loan Arrangements Documentation”), in the case of each of the foregoing, excluding any amount of any such loans, advance payments or similar forms of indebtedness for which Seller’s or its Affiliates’ repayment obligations, or Buyer’s or its Affiliates’ right to or claims for repayment, have been previously waived, forgiven or released. The Airbus Loan Arrangements Amount shall (i) be determined in accordance with the Accounting and Adjustment Policies and, to the extent not inconsistent therewith, the definitions in this Agreement and (ii) exclude the Airbus Loan Arrangements Excluded Amount.

“Airbus Loan Arrangements Excluded Amount” means, as of any date and time of determination, the aggregate outstanding amount of all loans, advance payments or similar forms of indebtedness provided or made to Seller or any of its Affiliates by Buyer or any of its Affiliates pursuant to that certain (a) Second Amended and Restated Memorandum of Agreement, effective as of November 8, 2024, by and among Airbus S.A.S. and Seller, acting on its own behalf and on behalf of Spirit Europe, Shorts and Spirit AeroSystems North Carolina, Inc. (“Spirit North Carolina”) and (b) Memorandum of Agreement, effective as of April 23, 2025, by and among Airbus S.A.S. and Seller, acting on its own behalf and on behalf of Spirit Europe, Shorts and Spirit North Carolina.

“Airbus Prestwick Business” has the meaning set forth on Annex 2.02(a).

“Airbus Prestwick Business Amount” means an amount equal to (a) $[***], if the Airbus Prestwick Business constitutes a Transferred Business pursuant to the terms of Section 6.06, or (b) $0.00, if the Airbus Prestwick Business does not constitute a Transferred Business pursuant to the terms of Section 6.06; provided that, notwithstanding the foregoing, if the Airbus Prestwick Business is transferred to Buyer, a Buyer Designated Affiliate or a New Buyer Designated Affiliate pursuant to Section 6.06, the Airbus Prestwick Business Amount shall be $[***].

“Airbus Prestwick IP” means any and all Intellectual Property Rights (excluding Trademarks or Internet domain names) owned by Seller or its Affiliates as of the Closing Date that were exclusively developed by Seller or its Affiliates for use, and, as of June 30, 2024 and/or the Closing Date, are exclusively used by Seller or its Affiliates, in the Airbus Prestwick Business, excluding any Intellectual Property Rights conceived, developed, or acquired by Seller or its Affiliates prior to or outside the scope of any Buyer Commercial Contract, even if conceived, developed, or acquired during the term of such Buyer Commercial Contract. For clarity, “Airbus Prestwick IP” is not intended to include, and does not include, any Licensed IP or any other Intellectual Property Rights, in each case, that were not otherwise exclusively developed by Seller or its Affiliates for use, or, as of June 30, 2024 and/or the Closing Date, are not exclusively used by Seller or its Affiliates, in the Airbus Prestwick Business.

“Airbus St. Nazaire Business” has the meaning set forth on Annex 2.02(a).

“Airbus Subang Business” has the meaning set forth on Annex 2.02(a).

“Airbus Subang Business Amount” means an amount equal to (a) the Subang Base Purchase Price, if the Airbus Subang Business constitutes a Transferred Business pursuant to the terms of Section 6.06, or (b) $0.00, if the Airbus Subang Business does not constitute a Transferred Business pursuant to the terms of Section 6.06; provided that, notwithstanding the foregoing, if the Airbus Subang Business is transferred to Buyer, a Buyer Designated Affiliate or a New Buyer Designated Affiliate pursuant to Section 6.06, the Airbus Subang Business Amount shall be the Subang Base Purchase Price.

“Airbus Subang Employees” means those Business Employees employed by Spirit AeroSystems Malaysia Sdn. Bhd. (“Spirit Subang”).

“Ancillary Agreements” means the Local Transfer Agreements, the General Assignment, the French Purchase and Sale Agreement (including any schedules thereto), the Assumption Agreement, each Termination Agreement, the Buyer Guarantee (if any), the Transition Services Agreement, the Reverse Transition Services Agreement (solely if the Airbus Prestwick Business constitutes a Transferred Business pursuant to the terms of Section 6.06), the Belfast Sublease Agreements, the IP License Agreement, the Qualifying Buyer Commercial Contract Amendments (solely if the Airbus Prestwick Business constitutes a Transferred Business pursuant to the terms of Section 6.06) and the A220 Pylon Contract Amendment.

“Antitrust Approvals” means all authorizations, orders, grants, consents, clearances, permissions and approvals and all expirations, lapses and terminations of any required waiting periods (including extensions thereof), in each case required under any Antitrust Laws in order to consummate the Sale.

“Antitrust Laws” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the Federal Trade Commission Act, state antitrust Laws and all other applicable antitrust Laws (including non-U.S. Laws) under any applicable jurisdiction issued by a Governmental Entity that are designed or intended to preserve, protect or regulate competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Applicable Anti-Corruption Laws” shall include, but is not limited to French, German, and Spanish anti-corruption laws, the UK Bribery Act 2010, the US Foreign Corrupt Practices Act 1977, the OECD Convention and any domestic legislation enacting the principles of the OECD Convention in the Territory and any other applicable domestic anti-corruption laws and international anti-corruption instruments.

“Applicable Spirit Ownership Date” means (i) if the applicable Transferred Company was formed as a direct or indirect subsidiary of Seller, the Transferred Company’s date of formation or (ii) if the applicable Transferred Company became directly or indirectly owned by Seller on a date other than such Transferred Company’s date of formation, then the date set forth next to the applicable Transferred Company in Schedule 1.01(f)(ii) to the Disclosure Letter.

“Asset Seller Transferred Owned Real Property” means, with respect to Seller and each Asset Selling Affiliate, that certain real property set forth on Schedule 1.01(a) to the Disclosure Letter (under the “Asset Seller Transferred Real Property” heading of Seller or such Asset Selling Affiliate), together with all appurtenances thereto and improvements located thereon, which schedule includes the address (or jurisdictional equivalent) of the applicable real property.

“Asset Seller Transferred Real Property Leases” means, with respect to Seller and each Asset Selling Affiliate, those certain leases, subleases, licenses or other use or occupancy agreements set forth on Schedule 1.01(a) to the Disclosure Letter (under the “Asset Seller Transferred Real Property Leases” heading of Seller or such Asset Selling Affiliate), which schedule includes (a) the address (or jurisdictional equivalent) of the applicable leased real property and (b) the landlord and tenant under the applicable lease.

“Asset Selling Affiliates” means all of the Affiliates of Seller that own or hold the rights to any Transferred Assets or that have liabilities or obligations in respect of any Assumed Liabilities, in each case, other than the Transferred Companies.

“Assumed Award” means any retention, transaction or change in control bonus, double-trigger award or similar arrangements which are payable to anticipated Transferred Employees on or following the Closing, and which are (x) set forth on Schedule 1.01(b) to the Disclosure Letter or (y) which are granted or issued after the date of this Agreement in accordance with Section 6.01(b)(iii).

“Assumed Benefit Plan” means any Business Employee Benefit Plan (a) that is maintained or sponsored by a Transferred Company or (b) for which assets or liabilities or obligations (contingent or otherwise) transfer to Buyer or its Affiliates pursuant to this Agreement or under applicable Law as a result of the Sale, but, in each case of clause (a) and clause (b), excluding the Short Brothers Pension Scheme, which shall be dealt with in accordance with the provisions of Schedule 8.02 to the Disclosure Letter.

“Assumed Liabilities” means the losses, debts, liabilities and obligations, whether accrued or unaccrued, fixed or variable, known or unknown, absolute or contingent, matured or unmatured, or determined or determinable, set forth or described on Annex 2.02(c).

“Bankruptcy and Equity Exception” means the effect on enforceability of (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Belfast Midfuse Agreements” means, collectively, (a) that certain Restated General Terms Agreement bearing Contract Number CS0001-GTA among Airbus Canada Limited Partnership, Short Brothers PLC and Airbus Canada Managing GP INC., dated December 20, 2019, and (b) that certain Amended and Restated Specific Terms Agreement bearing Contract Number CS0001-STA6, between Airbus Canada and Short Brothers, effective June 30, 2016, as amended and restated on July 1, 2018, as further amended and restated on December 20, 2019.

“Benefits Continuation Period” means, with respect to each Transferred Employee, the period of time commencing on the Closing Date and ending twelve (12) months after the Closing Date.

“Boeing” means The Boeing Company, a Delaware corporation.

“Boeing Guarantee” means the guarantee from Boeing in favor of Buyer in the form of Exhibit C, pursuant to which Boeing agrees, subject to the terms and conditions set forth therein, to guarantee certain post-Closing obligations of Seller hereunder.

“Business Contract” means, with respect to a Transferred Business, any Contract (including a Commingled Contract) that is primarily related to, or is primarily used in connection with, such Transferred Business.

“Business Day” means any day, other than a Saturday or a Sunday or a day on which banks in New York, New York or Paris, France, are required or authorized by Law to close.

“Business Employee” means any employee of Seller or its Affiliates who is listed on Schedule 1.01(c)(i) to the Disclosure Letter by employee identification number (the “Business Employee Census”), which such Schedule shall be prepared in accordance with Section 3.11(a) and as such Schedule may be amended prior to the Closing (as permitted under Section 8.01(b)); provided, however, that Business Employees shall not include (x) any Offer Employee who, as of immediately prior to the Closing, is on a long-term leave of absence or (y) any engineer or skilled laborer primarily (a) in Belfast, dedicated to research and technology or (b) in Prestwick, dedicated to the Aerospace Innovation Centre. For the avoidance of doubt, each of the individuals listed on the Business Employee Census meet one of the criteria set forth on Schedule 1.01(c)(ii) to the Disclosure Letter.

“Business Employee Benefit Plan” means each (a) employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject thereto), (b) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (c) other compensatory or employee benefit plan, program, agreement or arrangement, in each case whether or not written, (i) that is sponsored, contributed to (or required to be contributed to) or maintained by Seller or any of its Affiliates for the benefit of any current or former Business Service Provider (or Former Employee of the Transferred Companies) (or to which any such individual is party) or (ii) for which any of the Transferred Companies have or reasonably may be expected to have any direct or indirect liabilities, excluding any plan, program, agreement or arrangement that is maintained by a Governmental Entity.

“Business Service Provider” means any Business Employee or other worker or independent contractor engaged directly by a Transferred Company or who is assigned to a Transferred Businesses as at the date of this Agreement.

“Buyer Commercial Contracts” means (a) the Contracts between Buyer or any of its Affiliates, on the one hand, and Seller or any of its Affiliates, on the other hand, including any such Contracts entered into after the date of this Agreement (unless otherwise agreed by the parties hereto in writing), pursuant to which Seller or any of its Affiliates provides any supplies, parts, materials or other goods, assets or services to Buyer or any of its Affiliates and (b) any research and technology contract or collaboration agreement to which both Buyer or any of its Affiliates, on the one hand, and Seller or any of its Affiliates, on the other hand, are party (including the Wing of Tomorrow and Fuselage of Tomorrow programs) (each such research and technology contract and collaboration agreement, a “Buyer R&T Contract”) and, in each case of clause (a) and clause (b), all related statements of work or work package agreements, addenda or supplements, but excluding, in each case, for the avoidance of doubt, this Agreement and any other Contracts entered into in connection with this Agreement and the Transactions.

“Buyer Fundamental Representations” means the representations and warranties made by Buyer in Section 4.01, Section 4.02 and Section 4.12.

“Buyer Guarantee” means the guarantee from Buyer attached hereto as Exhibit B.

“Cash” has the meaning set forth on Exhibit A, as determined in accordance with the Accounting and Adjustment Policies.

“CFIUS” means the Committee on Foreign Investments in the United States.

“Clean Team Agreement” means the Amended Clean Team Agreement, dated as of April 2, 2024, between Seller and Buyer.

“Closing Airbus Liquidated Damages Amount” means the aggregate Airbus Liquidated Damages Amount as of the Closing.

“Closing Airbus Loan Arrangements Amount” means the aggregate Airbus Loan Arrangements Amount as of the Closing.

“Closing Date” means the date on which the Closing occurs.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the U.S. Internal Revenue Code of 1986.

“Commingled Contract” means any Contract (other than any Guarantee) relating to or used in connection with both (a) a Transferred Business and (b) one or more other businesses of Seller or any Affiliate of Seller that are not Transferred Businesses.

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated as of April 9, 2024, among Boeing, Spirit AeroSystems Holdings, Inc., a Delaware corporation and Affiliate of Seller (“Holdings”), and Buyer.

“Continuing Buyer Commercial Contracts” means (a) solely if the Airbus Prestwick Business constitutes a Transferred Business pursuant to the terms of Section 6.06, the Qualifying Buyer Commercial Contracts (as amended by the Qualifying Buyer Commercial Contract Amendments), (b) the A220 Pylon Contract (as amended by the A220 Pylon Contract Amendment) and (c) the Buyer Commercial Contracts set forth on Annex 1.01(c) or any other Buyer Commercial Contracts mutually agreed in writing by the parties prior to Closing.

“Contract” means any lease, sublease, license, bid, tender, purchase order, consulting agreement, supply agreement, distribution contract, manufacturing contract, maintenance contract, agreement, commitment or other contract or undertaking.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof (or related or associated public health emergencies, disease outbreaks, epidemics or pandemics), and any treatments, therapies or vaccines for, or in connection with, any of the foregoing.

“Customs & Trade Laws” means all applicable export, import, customs and trade, and anti-boycott Laws or programs administered, enacted or enforced by any Governmental Entity, including (a) the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations and the import Laws administered by U.S. Customs and Border Protection and (b) the anti-boycott Laws administered by the U.S. Departments of Commerce and Treasury.

“Damages” means any and all losses, injuries, liabilities, damages, awards, deficiencies, fines, fees, interest, penalties, settlement payments and costs and expenses incurred or suffered (and, if applicable, reasonable fees of attorneys, auditors, consultants and other agents associated therewith), whether or not based on contract, tort, warranty claims or otherwise; provided that, “Damages” shall not include, unless payable to a third party, punitive, exemplary or speculative damages, or any other type of damages that are not reasonably foreseeable.

“Data Privacy Laws” means applicable Laws regarding or relating to privacy, personal data protection or the collection, use, sharing or other processing of Personal Information.

“Data Room” means the electronic data room containing documents and materials maintained by or on behalf of Seller in connection with the Transactions, as constituted as of 12:01 A.M. New York City time on the date that is two (2) Business Days prior to the date of this Agreement.

“Development IP” means any and all Intellectual Property Rights (other than any Airbus Prestwick IP) owned by Seller or any of its Affiliates that were developed or utilized in connection with any Qualifying Buyer Commercial Contract, but excluding, for the avoidance of doubt, (a) any Intellectual Property Rights owned, created, made or otherwise held by Seller or any of its Affiliates or (b) any improvements thereto that, in each case, were developed, created, acquired, modified, improved or otherwise, as applicable, following the expiration of the applicable collaboration that is the subject of the applicable Qualifying Buyer Commercial Contract.

“Disclosure Letter” means the confidential disclosure letter delivered by the parties prior to or simultaneously with entering into this Agreement.

“Employee Representative” means any union, works council or other employee representative body representing any Business Employee.

“Environment” means soil, land surface or subsurface strata (including soil gas and sediments), surface water, groundwater (including potable and navigable waters), sediments, indoor air, and ambient air.

“Environmental Claim” means any claim, action, demand, cause of action, suit, proceeding request for information or notice in each case relating to any Environmental Law or Hazardous Materials or alleging liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) relating to, arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials or (b) circumstances forming the basis of any violation of or liability under any Environmental Law.

“Environmental Law” means applicable federal, state, local or foreign Law relating to pollution occupational health and safety, the Environment or natural resources, the manufacture, use, transport, processing, treatment, storage, distribution, Release, threatened Release or disposal of or response actions with respect to Hazardous Materials, or exposure to Hazardous Materials, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“Equity Interest” means any (a) capital stock or other similar ownership interests of any class or type in any Person, (b) options, warrants, convertible or exchangeable securities, stock appreciation rights, profits interests, restricted stock, performance stock, phantom stock or other rights or Contracts, in each case, which would entitle any other Person to acquire any such interest in any such Person referred to in the foregoing clause (a) or any other Person to share in the equity, profits, earnings, losses or gains of any such Person referred to in the foregoing clause (a), or (c) phantom equity securities or similar securities or rights that are derivative of the value or price of any other equity securities of any such Person referred to in the foregoing clause (a).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” with respect to an entity means any other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

“Estimated Airbus Belfast Midfuse Business Amount” means an amount equal to (a) $0.00, if the Airbus Belfast Midfuse Business constitutes a Transferred Business pursuant to the terms of Section 6.06 at the time of delivery of the Estimated Closing Statement, or (b) $16,000,000, if the Airbus Belfast Midfuse Business does not constitute a Transferred Business pursuant to the terms of Section 6.06 at the time of delivery of the Estimated Closing Statement.

“Estimated Airbus Prestwick Business Amount” means an amount equal to (a) $[***], if the Airbus Prestwick Business constitutes a Transferred Business pursuant to the terms of Section 6.06 at the time of delivery of the Estimated Closing Statement to Buyer pursuant to Section 2.03(b), or (b) $0.00, if the Airbus Prestwick Business does not constitute a Transferred Business pursuant to the terms of Section 6.06 at the time of delivery of the Estimated Closing Statement to Buyer pursuant to Section 2.03(b).

“Estimated Airbus Subang Business Amount” means an amount equal to (a) the Subang Base Purchase Price, if the Airbus Subang Business constitutes a Transferred Business pursuant to the terms of Section 6.06 at the time of delivery of the Estimated Closing Statement to Buyer pursuant to Section 2.03(b), or (b) $0.00, if the Airbus Subang Business does not constitute a Transferred Business pursuant to the terms of Section 6.06 at the time of delivery of the Estimated Closing Statement to Buyer pursuant to Section 2.03(b).

“Estimated Closing Airbus Liquidated Damages Amount” means Seller’s good-faith estimate of the Closing Airbus Liquidated Damages Amount.

“Estimated Closing Airbus Loan Arrangements Amount” means Seller’s good-faith estimate of the Closing Airbus Loan Arrangements Amount.

“Estimated Individual Net Working Capital Adjustment Amount” means, for a Transferred Business, Seller’s good-faith estimate of the Individual Net Working Capital Adjustment Amount for such Transferred Business.

“Estimated Net Working Capital Adjustment Amount” means Seller’s good-faith estimate of the Net Working Capital Adjustment Amount.

“Estimated Pre-Closing Retention Payment Amount” means Seller’s good-faith estimate of the Pre-Closing Retention Payment Amount with respect to the Transferred Businesses.

“Estimated Specified Indebtedness Amount” means Seller’s good-faith estimate of the Specified Indebtedness Amount with respect to the Transferred Businesses.

“Estimated Transferred Business Cash Amount” means Seller’s good-faith estimate of the Transferred Business Cash Amount with respect to the Transferred Businesses.

“Excluded Assets” means the properties, assets and other rights set forth or described on Annex 2.02(b), which property, assets and other rights are not to be transferred to Buyer or any of its Affiliates hereunder.

“Excluded Liabilities” means the losses, debts, liabilities and obligations, whether accrued or unaccrued, fixed or variable, known or unknown, absolute or contingent, matured or unmatured, or determined or determinable, set forth or described on Annex 2.02(d).

“Exigency Event” means any (a) act, outbreak or escalation of terrorism, cyberterrorism, cyberattack, hostilities, social unrest, civil disobedience, riots, sabotage, war (whether declared or not declared) or other geopolitical conditions, (b) natural or man-made disaster or national or international calamity or crisis or other force majeure event, (c) outbreak or ongoing effects of a contagious disease, epidemic or pandemic (including COVID-19) or (d) actual or potential sequester, stoppage, shutdown, default or similar event or occurrence by or involving any Governmental Entity affecting a national or federal government as a whole.

“Exigency Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, reduced capacity, social distancing, shut down, closure, sequester, return to work, employment, human resources, safety, customer/vendor engagement, real property or similar Law, directive, guideline or pronouncement by any Governmental Entity or industry group (including the World Health Organization and the Centers for Disease Control and Prevention), in each case, in connection with or in response to any Exigency Event or its impacts.

“Foreign Investment Approvals” means all authorizations, orders, grants, consents, clearances, permissions and approvals and all expirations, lapses and terminations of any required waiting periods (including extensions thereof), in each case required under any Foreign Investment Laws in order to consummate the Sale.

“Foreign Investment Laws” means any applicable Laws, including any state, national or multi-jurisdictional Laws, that are designed or intended to prohibit, restrict or regulate actions to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, in each case on national interest, public order or security or national security or similar grounds (including, for the avoidance of doubt, CFIUS, the U.S. Department of State Directorate of Defense Trade Controls and the U.S. Department of Defense Counterintelligence and Security Agency).

“Former Employee of the Transferred Companies” means each individual who was employed by a Transferred Company and who, as of immediately prior to the termination of employment, was primarily dedicated to the operation of the Transferred Business to which such Transferred Company relates.

“Fraud” means an actual, knowing and intentional fraud under the Laws of the State of New York by a party in such party’s making of the express representations and warranties in (a) Article III or Article IV of this Agreement, as applicable, (b) any certificate required to be delivered in accordance herewith and (c) in any Ancillary Agreement; provided, however, that, “Fraud” shall not include and shall not be deemed to include any claim, assertion or cause of action based on constructive or imputed knowledge, equitable fraud, promissory fraud or any tort (including a claim for fraud) based on negligence, recklessness or any similar theory.

“French Purchase and Sale Agreement” means the Purchase and Sale Agreement, by and between Spirit Europe and a Buyer Designated Affiliate, in the form attached as Exhibit M hereto.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.

“Government Approvals” means all authorizations, orders, grants, consents, clearances, permissions and approvals and all expirations, lapses and terminations of any required waiting periods (including extensions thereof), in each case of all Governmental Entities in connection with the consummation of the Sale (including Antitrust Approvals and Foreign Investment Approvals); provided that, no Government Approval shall be a condition to the consummation of the Sale other than the Required Regulatory Approvals.

“Governmental Entity” means any domestic or foreign court, arbitral body, administrative body or regulatory agency or other governmental authority (or any department, agency or political subdivision thereof) or any other body or Person lawfully empowered to exercise legislative, regulatory, judicial, taxing or other governmental authority.

“Guarantee” means any guarantee, letter of credit, letters of comfort, surety bond (including any performance bond), credit support arrangement, indemnities or other assurance of or arrangement relating to payment or performance, in each case whether as standalone arrangements or within other arrangements or Contracts.

“Hazardous Materials” means any substance, material or waste that contains asbestos, any urea formaldehyde insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum or any petroleum-based products or constituents, radon gas, radioactive materials or any other substance, material, pollutant, contaminant or waste that, in relevant form and concentration, is defined, classified, listed or regulated or may form the basis for liability under any Environmental Law.

“Income Tax” means any Tax, based upon or measured by (in whole or in part) net income, profits, gains or any similar basis, whether or not designated an “income” Tax and including any such Tax collected by withholding, and any franchise, branch profits or gross receipts tax.

“Indemnified Taxes” means, without duplication, any and all Taxes (a) for which any Transferred Company is liable attributable to any Pre-Closing Tax Period, (b) of any member of any affiliated, consolidated, combined, unitary or other group for Tax purposes of which any Transferred Company (or any predecessor thereof) is or was a member prior to the Closing, including pursuant to Treasury Regulations Section 1.1502-6 (or any analogous or similar provision of Law), (c) of any Person for which a Transferred Company is liable as a transferee or successor, by Contract or otherwise pursuant to any Law, in each case, attributable to or resulting from any actions taken in any Pre-Closing Tax Period, (d) of the Transferred Companies arising as a result of or in connection with the Pre-Closing Restructuring, (e) that constitute the portion of Transfer Taxes allocated to Seller under this Agreement, (f) imposed on Seller, or any Selling Affiliate, on the sale of any Transferred Company or any Transferred Asset to Buyer or any Buying Affiliate, including any nonresident capital gain Taxes, other than Transfer Taxes and (g) imposed by a Governmental Entity with respect to the failure to deduct or withhold on any payment to Seller or any Affiliate of Seller in connection with the transactions contemplated by this Agreement, in each case, to the extent not included in the calculation of Net Working Capital or Specified Indebtedness.

“Individual Net Working Capital Adjustment Amount” means, for a Transferred Business, (a) if the Transferred Business Net Working Capital is greater than the Transferred Business Target Working Capital, an amount equal to (i) the Transferred Business Net Working Capital for such Transferred Business minus (ii) the Transferred Business Target Net Working Capital for such Transferred Business, in each case, as calculated in accordance with the Accounting and Adjustment Policies minus (iii) 0.10 multiplied by the Transferred Business Target Working Capital; provided that for purposes of this clause (a), in the event that the Transferred Business Net Working Capital is less than the 1.10 multiplied by the Transferred Business Target Working Capital, the Individual Net Working Capital Adjustment Amount for such Transferred Business shall equal $0 or (b) if the Transferred Business Net Working Capital is less than the Transferred Business Target Working Capital, an amount equal to (i) the Transferred Business Net Working Capital for such Transferred Business minus (ii) the Transferred Business Target Net Working Capital for such Transferred Business, in each case, as calculated in accordance with the Accounting and Adjustment Policies plus (iii) 0.10 multiplied by the Transferred Business Target Working Capital; provided that for purposes of this clause (b), in the event that the Transferred Business Net Working Capital is greater than or equal to 0.90 multiplied by the Transferred Business Target Working Capital, then the Individual Net Working Capital Adjustment Amount for such Transferred Business shall equal $0.

“Intellectual Property Rights” means any and all rights anywhere in the world in or to: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names and other indicia of origin (in each case, whether registered or unregistered), all applications and registrations for the foregoing, including all renewals of the same, and all common law rights and goodwill associated therewith or symbolized thereby (“Trademarks”); (b) patents, patent applications, statutory invention registrations, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations (“Patents”); (c) confidential and proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases (“Trade Secrets”); (d) copyrights (whether registered or unregistered) and any equivalent rights in published and unpublished works of authorship regardless of the medium of fixation or expression (including all rights in or to software, website and mobile content and compilations of information) and any other related rights of authors, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, and all moral rights and common law rights associated therewith; (e) Internet domain names, social media accounts and URLs; (f) any and all other intellectual property, industrial or proprietary rights; (g) rights to apply for, obtain, prosecute, register, maintain and defend any of the foregoing; and (h) rights to sue and otherwise enforce, recover and retain damages, costs and attorneys’ fees for any past, present or future infringement, misappropriation or other violation of any of the foregoing.

“Inventory” has the meaning set forth on Exhibit A.

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means any and all computers, firmware, middleware, servers, workstations, hardware, routers, hubs, switches, networking equipment, data communications lines and all other information technology and networking assets, including all documentation related to any of the foregoing.

“Judgment” means any judgment, award, order, writ, injunction, temporary restraining order, stipulation, decree, determination or legally binding agreement, in each case entered by or with a Governmental Entity.

“Key Business Employee” means any Business Employee who, as of the applicable time of determination, has a title of Director or above.

“Law” or “Laws” means any national, U.S. federal, state, local, supranational or foreign laws (including common law), statutes, ordinance, treaty, rule, code, regulation, constitution, convention, order, Judgment or other binding directive, in each case issued, enacted, promulgated or enforced or applied by any Governmental Entity.

“Licensed IP” has the meaning set forth in the IP License Agreement.

“Licenses” means all licenses, permits, certifications, qualifications, approvals, clearances, registrations, consents, authorizations, franchises, variances, easements, rulings, waivers and exemptions issued or granted by a Governmental Entity.

“Lien” means any deed of trust, option, claim, mortgage, pledge, lien, charge, security interest, hypothecation, declaration, covenant, right-of-way, easement, encroachment, restriction, title defect, right of first refusal or first offer or other similar third-party (or governmental) right or encumbrance of any kind (but with respect to securities, excluding those restrictions arising under applicable securities Laws).

“Liquidated Damages Claim” means, to the extent permitted under a Liquidated Damages Contract, a claim by Buyer or the applicable Affiliate of Buyer party to such Liquidated Damages Contract against Seller or the applicable Affiliate of Seller party to such Liquidated Damages Contract under the Liquidated Damages Provision of such Liquidated Damages Contract.

“Liquidated Damages Contract” means a (a) Buyer Commercial Contract or (b) Continuing Buyer Commercial Contract, solely with respect to any period under such Continuing Buyer Commercial Contract prior to the Closing, in each case of clause (a) and clause (b), that contains an express Liquidated Damages Provision.

“Liquidated Damages Provision” means a provision (if any) expressly set forth in a Contract between Buyer or an Affiliate of Buyer, on the one hand, and Seller or an Affiliate of Seller, on the other hand, that expressly (a) entitles Buyer or the applicable Affiliate of Buyer party to such Contract to assert a claim against Seller or the applicable Affiliate of Seller party to such Contract for monetary damages for a breach or violation of such Contract by Seller or the applicable Affiliate of Seller party to such Contract and (b) includes, if Buyer prevails on such claim, a pre-determined and express amount of, or an express formula that calculates the amount of, monetary damages (as such monetary damages are determined in accordance with, and subject to the terms and limitations set forth in, such Contract) that would be required to be paid by Seller or the applicable Affiliate of Seller party to such Contract to Buyer or the applicable Affiliate of Buyer party to such Contract, in the case of each of clauses (a) and (b), arising from any late delivery or other issues related to or arising out of the performance by Seller or any of its Affiliates under such Contract.

“Material Adverse Effect” means any effect, change, development, event or occurrence, that, individually or in the aggregate with any other effect, change, development, event or occurrence, has or would reasonably be expected to have, a material adverse effect on the business, results of operations or condition (financial or otherwise) of the Transferred Businesses, taken as a whole; provided that no effect, change, development, event or occurrence resulting from any of the following shall be deemed (either alone or in combination) to constitute, and no effect, change, development, event or occurrence resulting from any of the following shall be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect”: (i) the failure of any Transferred Business to meet projections, budgets, estimates, goals or forecasts or any decline in the market price or trading volume of Seller’s shares on the New York Stock Exchange (it being agreed that any underlying cause for or contributing factor to any such failure shall not be excluded by this clause (i) unless otherwise excluded by the following clause (ii)); or (ii) any adverse effect, event, occurrence, circumstance or change arising from or resulting from (A) the economy in general, or the securities, syndicated loan, credit or financial markets in general (including changes in inflation, operating costs or capital expenses, or any disruption thereof), changes in interest, currency or exchange rates or other financial, social or political conditions, (B) the economic, political, social, business or regulatory environment (including changes with respect to the interest or shipping rates, any Exigency Measures, or otherwise or the credit, capital, securities or financial markets, commodity prices, currency or exchange rates or inflation) or financial conditions generally affecting the industries or geographic markets in which any Transferred Business operates, (C) an Exigency Event or other public health event or the escalation or worsening thereof or any response by any Governmental Entity to the foregoing (including Exigency Measures) or any weather event, flood, eruption, nuclear incident or other natural or man-made disaster or other force majeure event or the escalation or worsening of any of the foregoing or any response by any Governmental Entity to any of the foregoing, (D) any Excluded Asset or Excluded Liability (except to the extent such Excluded Asset or Excluded Liability affects the business, assets, results of operations or condition of the Transferred Businesses following the Closing), (E) changes, or proposed or pending, changes in applicable Law (including Exigency Measures or otherwise in connection with an Exigency Event or any consequences arising therefrom) or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States) or definitive interpretations or enforcement thereof, (F) the negotiation, execution, announcement, pendency, performance or consummation of the Transactions or any Permitted Business Sale, (G) the performance of, or consummation of the transactions contemplated by, the Spirit/Boeing Merger Agreement, (H) actions or omissions of Buyer or any of its Affiliates under any Buyer Commercial Contract, or actions or omissions of Seller or any of its Affiliates to the extent required by the terms of any Buyer Commercial Contract, (I) actions or omissions of Buyer or any of its Affiliates, or actions or omissions of Seller or any of its Affiliates that are consented to in writing by Buyer or any of its Affiliates, (J) the identity of Buyer or any of its Affiliates (it being understood that this clause (J) shall not apply with respect to the representations or warranties in Section 3.03 (or any condition to any party’s obligation to consummate the Transactions relating to such representation and warranty)), (K) any communication or disclosure by Buyer or any of its Affiliates (including regarding the plans or intentions of Buyer with respect to the conduct of the Transferred Business, Transferred Assets or Transferred Companies following the Closing) (it being understood that this clause (K) shall not apply with respect to the representations or warranties in Section 3.03 (or any condition to any party’s obligation to consummate the Transactions relating to such representation and warranty)) or (L) any effect, event, occurrence, circumstance, matter or change set forth on Schedule 5.02(d) to the Disclosure Letter; provided, further, however, that any effect, event, occurrence, circumstance or change referred to in clauses (ii)(A), (B), (C) or (E) may be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect” to the extent such effect, event, occurrence, circumstance or change has a disproportionate adverse effect on the Transferred Businesses, taken as a whole, as compared to other participants in the industries in which the Transferred Businesses operates.

“Material Transferred Contract” means each Transferred Contract that is a Material Business Contract or a Material Commingled Contract.

“Midfuse Contract Amendment” means, in the event of a Permitted Belfast Business Sale that includes the Airbus Belfast Midfuse Business, an amendment to the Belfast Midfuse Agreements that is duly executed and delivered prior to or concurrently with the closing of the Permitted Belfast Business Sale by the relevant Permitted Purchaser(s) in connection with such Permitted Belfast Business Sale, on the one hand, and Buyer, on the other hand.

“Morocco Business” has the meaning set forth on Annex 2.02(a).

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA.

“Net Working Capital” has the meaning set forth on Exhibit A with respect to the Transferred Businesses, and shall be calculated in accordance with the Accounting and Adjustment Policies.

“Net Working Capital Adjustment Amount” means, with respect to the Sale, an amount equal to the sum of all Individual Net Working Capital Adjustment Amounts (which may be a positive or negative number).

“Non-U.S. Selling Affiliate” means any Selling Affiliate organized outside the United States.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Original Equipment Manufacturer Business” means the design, development, manufacture or assembly, in each case, of aerostructures for commercial passenger aircrafts as the foregoing activities are conducted by Buyer and its controlled Affiliates as of the date of this Agreement.

“Permitted Liens” means (a) such Liens as are set forth on Schedule 3.04(a) to the Disclosure Letter, (b) mechanics’, carriers’, workmen’s, repairmen’s, landlords’ or other like Liens, in each case arising or incurred in the ordinary course of business, (c) Liens arising under purchase price conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business, (d) Liens for Taxes or other governmental charges, (i) that are not yet delinquent or (ii) that the taxpayer is contesting in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (e) rights, restrictions, terms or conditions under Contracts that constitute Transferred Assets, none of which materially interferes with the present and intended use of the related asset, (f) easements, restrictions, charges, encumbrances, defects or imperfections of title, covenants, rights-of-way and other similar matters recorded against the title to the applicable real property as of the Closing Date, none of which materially interferes with the present and intended use of the related real property, (g) zoning, building, entitlements and other land use or environmental restrictions or regulations affecting real property, none of which materially interferes with the present and intended use of the related real property, (h) Liens imposed on the underlying fee interest (or any other superior interest) of any real property held pursuant to a Transferred Real Property Lease, none of which materially interferes with the present and intended use of the related real property, (i) with respect to real property, any set of facts an accurate up-to-date survey or inspection would show, which does not materially interfere with the present and intended use of the related real property, (j) security deposits, bonds or similar arrangements provided pursuant to the terms of the Transferred Real Property Leases, (k) non-exclusive licenses or sublicences of Intellectual Property Rights granted in the ordinary course of business consistent with past practice, (l) the licenses set forth on Schedule 3.04(a) or Schedule 3.04(b) to the Disclosure Letter and (m) Liens created by or for the benefit of Buyer or its Affiliates.

“Permitted Purchaser” means (a) with respect to the Airbus Prestwick Business and the Subang Business, each of the Persons identified on Schedule 6.06 to the Disclosure Letter (or any Affiliates of any such Persons) under the heading “Permitted Prestwick and Subang Purchasers,” (b) with respect to the Airbus Belfast Midfuse Business (whether or not included as part of a sale of the Remaining Belfast Business), the Persons identified on Schedule 6.06 to the Disclosure Letter (or any Affiliates of any such Persons) under the heading “Permitted Belfast Purchasers” or (c) each other Person (subject, in each case of this clause (c), to the prior written consent of Buyer (which such consent shall not to be unreasonably withheld, conditioned or delayed, unless Buyer reasonably determines in good faith, based on objective factors and following reasonable consultation with Seller, that such Person is, at such time, a competitor to Buyer’s Original Equipment Manufacturer Business or is not reasonably capable of assuming and performing the obligations to Buyer under then outstanding work package(s) under the Buyer Commercial Contracts, in which case, Buyer’s consent may be given or withheld in its sole discretion)).

“Person” means any individual, partnership, corporation (including any non-profit corporation), limited liability company, association, joint stock company, trust, estate, joint venture, unincorporated organization, Governmental Entity or other entity.

“Personal Information” means (a) any and all information, in any form, that, alone or together with other information, is identifying or can be reasonably used to identify an individual, (b) social security numbers and their foreign equivalents and (c) any and all information or data, in any form, that is defined as “personal information,” “personally identifiable information” or “personal data,” or any corollary term under applicable Law relating to privacy, data protection or the collection, use or other processing of such information.

“Post-Closing Tax Period” means, with respect to each Transferred Business or Transferred Company, any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning at the start of the day after the Closing Date.

“Pre-Closing Retention Payment Amount” means, as of the Closing, the aggregate amount of retention, transaction or change in control bonuses, double-trigger awards or similar arrangements or similar arrangements that are (a) granted or issued pursuant to clause (B) of Section 6.01(b)(iii) to the anticipated Transferred Employees of the Transferred Businesses (as listed on Schedule 1.01(c)(i) to the Disclosure Letter), or any of them, and (b) paid to such anticipated Transferred Employees, or any of them, at or prior to the Closing. The Pre-Closing Retention Payment Amount shall be calculated in accordance with the Accounting and Adjustment Policies.

“Pre-Closing Tax Period” means, with respect to each Transferred Business or Transferred Company, any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on or prior to the Closing Date.

“Public Official” means any (a) officer, employee or representative of any regional, federal, state, provincial, county or municipal government or government department, agency or other division, (b) officer, employee or representative of any commercial enterprise that is owned or controlled, or partially owned or controlled, by a government, including any state-owned or controlled medical facility, (c) officer, employee or representative of any public international organization, such as the African Union, the International Monetary Fund, the United Nations or the World Bank, (d) individual acting in an official capacity for any government, Governmental Entity, enterprise or organization identified in the foregoing clauses (a)-(c) or (e) political party, party official or candidate for political office.

“Purchaser Approval” means the approval of the European Commission, the Competition and Markets Authority, and the FTC in their review of the transactions contemplated by the Spirit/Boeing Merger Agreement and the ancillary agreements in connection therewith, that Airbus be approved as a purchaser of the Transferred Businesses.

“Qualifying Buyer Commercial Contract” means each Buyer R&T Contract set forth on Annex 1.01(b).

“Qualifying Buyer Commercial Contract Amendment” means an amendment to each Qualifying Buyer Commercial Contract pursuant to which all liabilities and obligations of Seller and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand, under such Qualifying Buyer Commercial Contract shall be terminated, waived and released (including, for the avoidance of doubt, any obligation thereunder for Buyer or any of its Affiliates to invite Seller or any of its Affiliates to any tender process), other than, in each case, (a) any licenses granted by Seller or any of its Affiliates to Buyer or any of its Affiliates with respect to Development IP contained in such Qualifying Buyer Commercial Contract in accordance with the terms thereof, (b) Buyer’s or any of its Affiliates’ obligations to make royalty payments to Seller or any of its Affiliates under such Qualifying Buyer Commercial Contract in accordance with the terms thereof, (c) any limitation of liability, exculpatory provisions or similar provisions contained in such Qualifying Buyer Commercial Contract, (d) any provisions contained in such Qualifying Buyer Commercial Contract (i) protecting the Seller’s and its Affiliates’ rights in Development IP or remedies with respect to Development IP, or (ii) limiting or restricting use or disclosure of Development IP, including provisions with respect to the allocation of ownership of Development IP, sublicensees, subcontracting, non-use, confidentiality, non-disclosure, publicity, compliance with law, assignment and/or transfer of Development IP or any rights, obligations or liabilities with respect to Development IP (other than, for the avoidance of doubt, any provision limiting or restricting the use of Development IP by making the use of such Development IP conditional on Buyer or any of its Affiliates inviting Seller or any of its Affiliates to any tender process), (e) any express warranties or indemnities with respect to the use of Development IP and (f) any other provisions to the extent necessary to give effect to the foregoing clauses (a)-(e).

“R&W Insurance Policy” means that certain representations and warranties insurance policy in connection with the Sale and issued by the R&W Insurer, for the benefit of Buyer as the named insured, substantially in the form of Exhibit D.

“R&W Insurer” means Euclid Transactional, LLC.

“Regulatory Filings” means all applicable notifications to or filings with a Governmental Entity required under any Government Approval.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor Environment, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property (including any building, structure, facility or fixture there on).

“Remaining Belfast Business” means all of the assets and liabilities and obligations (contingent or otherwise) located at or used in connection with Seller’s and its Affiliates’ operations in Belfast, Northern Ireland, but, in each case, excluding the Airbus Belfast Business. For the avoidance of doubt, the assets and liabilities and obligations of the Airbus Belfast Midfuse Business shall be included in the Remaining Belfast Business if the Airbus Belfast Midfuse Business is included in a Permitted Belfast Business Sale pursuant to Section 6.06 and a Permitted Belfast Business Sale is consummated prior to the Third Party Purchaser Closing Deadline.

“Remaining Consent Cap” means, as of any date and time of determination, an amount equal to (a) $500,000 minus (b) the aggregate amount of all costs, fees, consideration, disbursements or other amounts paid by or on behalf of Seller or its Affiliates at or prior to such date and time of determination in connection with obtaining any authorizations, approvals, consents, waivers, qualifications or orders from any Person (other than a Governmental Entity) required by Section 2.02(g).

“Representatives,” with respect to any specified Person, means such Person’s directors, officers and employees, and any attorney, accountant or other representative retained by any of them.

“Retained Business” shall be that portion of the business of Seller and its Affiliates that does not comprise any portion of the Transferred Businesses.

“Retained Employee” any employee of a Transferred Company who is not a Business Employee.

“Sale” means, collectively, the purchase and sale pursuant to this Agreement of the Transferred Assets and the Transferred Equity Interests of all Transferred Businesses and the assumption, and the payment and performance when due, of all of the Assumed Liabilities of all Transferred Businesses; including (a) solely to the extent the Airbus Prestwick Business constitutes a Transferred Business pursuant to Section 6.06, the purchase and sale pursuant to this Agreement of the Transferred Assets and the Transferred Equity Interests related to the Airbus Prestwick Business (as indicated on Annex 2.02(a)) and the assumption of all of the Assumed Liabilities related to the Airbus Prestwick Business (as indicated on Annex 2.02(c)), and (b) solely to the extent the Airbus Subang Business constitutes a Transferred Business pursuant to Section 6.06, the purchase and sale pursuant to this Agreement of the Transferred Assets and, subject to the Subang Business Allocation, the Transferred Equity Interests related to the Airbus Subang Business (as indicated on Annex 2.02(a)) and the assumption of all of the Assumed Liabilities related to the Airbus Subang Business (as indicated on Annex 2.02(c)). For the avoidance of doubt, the Xizi Joint Venture Interests shall not be included as a Transferred Asset or a Transferred Equity Interest, and the Xizi Joint Venture shall not be part of any Transferred Business, for purposes of this Agreement or any Ancillary Agreement or the Sale, or the transactions contemplated hereby or thereby.

“Sanctioned Jurisdiction” means a country or territory that is itself the subject or target of any comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine, and the non-government controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).

“Sanctioned Person” means any Person (a) listed in any Sanctions-related list maintained by (i) the United States by OFAC or the U.S. Department of State, (ii) the European Union, (iii) the United Kingdom by His Majesty’s Treasury or (iv) the United Nations, (b) located, organized or resident in a Sanctioned Jurisdiction or (c) directly or indirectly owned 50% or more or otherwise controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) or (b).

“Sanctions” means all applicable trade, economic and financial sanctions and trade embargos administered, enacted or enforced by (a) the United States by OFAC or the U.S. Department of State, (b) the European Union, (c) the United Kingdom by His Majesty’s Treasury or (d) the United Nations.

“Securities Act” means the Securities Act of 1933.

“Seller Debt Facilities” shall mean the facilities set forth on Schedule 1.01(d) to the Disclosure Letter.

“Seller Fundamental Representations” means the representations and warranties made by Seller in Section 3.01, Section 3.02, Section 3.04(b) and Section 3.22.

“Seller IT Systems” means any and all IT Systems used in the operation of the Transferred Businesses (excluding the Transferred IT Systems).

“Seller Occurrence-Based Policy” means, with respect to a Transferred Business, an occurrence-based insurance policy underwritten by a third-party insurance company (a) that covers all or a portion of such Transferred Business, (b) was in effect prior to the Closing, and (c) under which Seller is entitled, following the Closing, to first make a claim following the expiration or termination of the term of such policy against such insurance company to recover Damages incurred by the Transferred Businesses that first occurred prior to the Closing and during the term of such policy. For all purposes of this Agreement, “Seller Occurrence-Based Policy” shall exclude all (i) self-insurance, captive insurance and similar policies and programs, (ii) claims-made insurance policies, and (iii) rights of recovery, relief, reimbursement, contribution or otherwise from any Affiliate of Seller.

“Selling Affiliates” means, collectively, the Asset Selling Affiliates and the Stock Selling Affiliates.

“Separation Plan” means, collectively, the Data Separation, the Pre-Closing Restructuring, the Pre-Closing Restructuring Actions and the other separation activities expressly set forth on Exhibit K.

“Specified Indebtedness” has the meaning set forth on Exhibit A and shall be calculated in accordance with the Accounting and Adjustment Policies.

“Specified Indebtedness Amount” means, with respect to the Sale, the aggregate amount of Specified Indebtedness as of the Closing (other than (a) any amount that is included in the determination of Net Working Capital or the Pre-Closing Retention Payment Amount, in each case, with respect to the Transferred Businesses, (b) the Airbus Loan Arrangements Amount, (c) the Airbus Loan Arrangements Excluded Amount, (d) the Airbus Liquidated Damages Amount, or (e) any amount in respect of any Additional Airbus Liquidated Damages). The Specified Indebtedness Amount shall be calculated in accordance with the Accounting and Adjustment Policies.

“Specified Transferred Company” means a Transferred Company set forth on Schedule 1.01(e)(i) to the Disclosure Letter.

“Specified Transferred Equity Interests” means, with respect to a Specified Transferred Company, all the issued and outstanding shares of capital stock or other equity interests of each of Specified Transferred Company.

“Spirit/Airbus Term Sheet” means the Term Sheet, dated as of June 30, 2024, by and between Seller and Buyer.

“Spirit/Boeing Closing” means the “Closing” as defined in the Spirit/Boeing Merger Agreement.

“Spirit/Boeing Merger Agreement” means the Agreement and Plan of Merger, dated as of June 30, 2024, by and among Holdings, Boeing and Sphere Acquisition Corp., a Delaware corporation and wholly owned direct subsidiary of Boeing, as may be amended, supplemented, restated or modified from time to time in accordance with its terms.

“Spirit France” means Spirit AeroSystems France SARL, a French limited liability company (société à responsabilité limitée), or, pursuant to the Pre-Closing Restructuring, any successor entity of Spirit AeroSystems France SARL, as the case may be, and, in any case, an Affiliate of Seller.

“Spirit France Shares” means all of the issued and outstanding shares of capital stock of Spirit France.

“Spirit International” means Spirit AeroSystems International Holdings, Inc., a Delaware corporation and an Affiliate of Seller.

“St. Nazaire Lease” shall mean that certain real estate financial lease agreement, dated July 15, 2009, by and between Natiocredibal, as financial lessor, and Spirit France, as financial lessee.

“St. Nazaire Leased Property” shall mean that certain real property located in St. Nazaire, France and leased by Spirit France pursuant to the St. Nazaire Lease.

“Stock Selling Affiliates” means all of the Affiliates of Seller that own any Transferred Equity Interests, in each case, other than the Transferred Companies.

“Straddle Period” means, with respect to the Transferred Businesses or Transferred Companies, a taxable period that begins on or before, but does not end on the Closing Date.

“Subang Agreements” means, in the event of a Permitted Subang Business Sale, (a) an agreement related to the conditions applicable to the A220 Winglets and Flaps Supply that contains, and is consistent with, the terms set forth in Exhibit O-1, (b) an agreement related to the conditions applicable to the A321 Neo XLR Inboard Flap that contains, and is consistent with, the terms set forth in Exhibit O-2, (c) an agreement related to single aisle metallic assemblies, composite assemblers and spoilers that contains, and is consistent with, the terms set forth in Exhibit O-3 and (d) an agreement related to the A350 Panels and REFF that contains, and is consistent with, the terms set forth in Exhibit O-4, in each case, that is duly executed and delivered prior to or concurrently with the closing of the Permitted Subang Business Sale by the Permitted Purchaser(s) in connection with such Permitted Subang Business Sale, on the one hand, and Buyer and/or one or more of its Affiliates, on the other hand.

“Tax” and “Taxes” means all taxes, charges, duties, fees, levies or other assessments, including income, excise, personal or real property, business, goods and services, sales or use, value added, profits, license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, in each case imposed by any Governmental Entity, and in each case including any interest, penalties and additions attributable thereto.

“Tax Proceeding” means any audit, enquiry, request for information, investigation, hearing, litigation, legal action, administrative or judicial contest or proceeding, in each case relating to Taxes.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement, in each case relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreement” means any agreement or arrangement, including any Tax sharing, allocation, indemnification, reimbursement, receivables or similar agreement entered into prior to the Closing, binding any Transferred Company that provides for the allocation, apportionment, sharing or assignment of any Tax liability or Tax benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (other than any customary commercial contract entered into in the ordinary course of business the principal subject matter of which is not Taxes).

“Taxing Authority” means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

“Third Party Purchaser Closing Deadline” means, with respect to a Permitted Business Sale, the Closing Date.

“Transaction Documents” means this Agreement and the Ancillary Agreements.

“Transactions” means, collectively, the transactions contemplated by the Transaction Documents, including the Sale.

“Transfer Taxes” means any federal, state, county, local, foreign and other sales, use, transfer, conveyance, documentary transfer, stamp duty, stamp duty land tax, recording or other similar Tax, fee or charge (including any applicable interest or penalties with respect thereto), in each case excluding any VAT and where imposed in connection with the Transactions or the recording of any sale, transfer or assignment of property (or any interest therein) effected pursuant to this Agreement.

“Transferred Assets” means the properties, assets and other rights set forth or described on Annex 2.02(a) (including, for the avoidance of doubt, the Transferred Contracts, the Transferred IP and the Transferred IT Systems), which expressly exclude the Excluded Assets.

“Transferred Business Base Seller Payment Amount” means an amount equal to $559,000,000 (inclusive of VAT).

“Transferred Business Cash Amount” means, with respect to the Transferred Businesses, an amount equal to the aggregate of all Cash, as of immediately prior to the Closing, of the Transferred Companies (if any) included in the Transferred Businesses, as determined in accordance with the Accounting and Adjustment Policies.

“Transferred Business Contract” means each Business Contract, including the Contracts set forth on Schedule 1.01(f)(i) to the Disclosure Letter (as such schedule may be updated prior to the Closing pursuant to Section 2.02(g)) (the “Transferred Business Contracts Schedule”), other than each (a) Contract set forth on Schedule 1.01(f)(ii) to the Disclosure Letter (as may be updated prior to the Closing by the mutual written agreement of the parties), (b) Commingled Contract to which Seller or an Asset Selling Affiliate is a direct counterparty or (c) Continuing Buyer Commercial Contract.

“Transferred Businesses” means (a) the Airbus Kinston Business, (b) the Airbus St. Nazaire Business, (c) the Airbus Belfast Business (including, solely if the Airbus Belfast Midfuse Business constitutes a Transferred Business pursuant to Section 6.06, the Airbus Belfast Midfuse Business), (d) the A220 Pylon Business, (e) the Morocco Business, (f) solely if the Airbus Prestwick Business constitutes a Transferred Business pursuant to Section 6.06, the Airbus Prestwick Business, and (g) solely if the Airbus Subang Business constitutes a Transferred Business pursuant to Section 6.06, the Airbus Subang Business.

“Transferred Business Net Working Capital” has, as applicable to a Transferred Business, the meaning set forth on Exhibit A for such Transferred Business.

“Transferred Business Target Net Working Capital” has, as applicable to a Transferred Business, the meaning set forth on Exhibit A for such Transferred Business.

“Transferred Companies” means the entities set forth on Schedule 1.01(e)(ii) to the Disclosure Letter.

“Transferred Company Owned Real Property” means that certain real property set forth on Schedule 1.01(g)(i) to the Disclosure Letter, together with all appurtenances thereto and improvements located thereon, which schedule includes (a) the address (or jurisdictional equivalent) of the applicable real property and (b) the fee owner (or jurisdictional equivalent) of such real property.

“Transferred Company Real Property Leases” means those certain leases, subleases, licenses or other use or occupancy agreements set forth on Schedule 1.01(g)(ii) to the Disclosure Letter, which schedule includes (a) the address (or jurisdictional equivalent) of the applicable real property and (b) the landlord and tenant under the applicable lease.

“Transferred Contract” means each of the Transferred Business Contracts and each of the Transferred Commingled Contracts.

“Transferred Employee” means each Business Employee who, as of the Closing Date, is or becomes (or, if applicable, as of such later date that such employee commences employment with Buyer becomes) an employee of Buyer or one of its Affiliates, whether by operation of applicable Law (including pursuant to TUPE), pursuant to the transfer of the Transferred Equity Interests to Buyer or one of its Affiliates or by acceptance of Buyer’s or one of its Affiliates’ offer of employment pursuant to Section 8.01.

“Transferred Equity Interests” means all the issued and outstanding shares of capital stock or other equity interests of each of the Transferred Companies.

“Transferred IP” means the Intellectual Property Rights set forth or described on Schedule 1.01(h) to the Disclosure Letter.

“Transferred IP Schedule” means the portion of Schedule 1.01(h) to the Disclosure Letter that lists, with specificity, an Intellectual Property Right under the heading “Document Title.”

“Transferred IT Systems” means the IT Systems set forth or described on Annex 2.02(a).

“Transferred Leased Real Property” means the premises and the parcels of real property, together with all fixtures and improvements thereon, currently leased by Seller, an Asset Selling Affiliate or a Transferred Company pursuant to the Transferred Real Property Leases; provided, however, in no event shall the Transferred Leased Real Property include any Excluded Assets.

“Transferred Owned Real Property” means, collectively, the Asset Seller Transferred Real Property and the Transferred Company Owned Real Property; provided, however, in no event shall the Transferred Owned Real Property include any Excluded Assets.

“Transferred Real Property” means, collectively, the Transferred Owned Real Property and Transferred Leased Real Property.

“Transferred Real Property Leases” means, collectively, the Asset Seller Transferred Real Property Leases and the Transferred Company Real Property Leases; provided, however, in no event shall the Transferred Real Property Leases include any Excluded Assets.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code.

“TUPE” means any Law which provides for the automatic transfer of employment in the event of a transfer of a business or services, such as Transfer of Undertakings (Protection of Employment) Regulations 2006 (S.I. 2006/246).

“U.S. Offer Employee” means any Business Employee employed primarily in the United States and who is not employed by a Transferred Company as of the date of this Agreement.

“VAT” means (a) any value added tax imposed by the Value Added Tax Act 1994 of the United Kingdom; (b) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); (c) any goods and services and sales and service tax imposed by a Taxing Authority in Malaysia; and (d) any other Tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in clause (a), (b) or (c) above, or imposed elsewhere.

“Warranty” means, with respect to a Contract between Seller or an Affiliate of Seller, on the one hand, and Buyer or an Affiliate of Buyer, on the other hand, an express (and not implied) warranty that is (a) set forth in such Contract, (b) made by Seller or the applicable Affiliate of Seller party to such Contract to Buyer or the applicable Affiliate of Buyer party to such Contract and (c) for or relates to any products or components produced, designed, developed, manufactured, supplied or delivered, in each case, prior to the Closing by Seller or an Affiliate of Seller for Buyer or an Affiliate of Buyer under such Contract. For the avoidance of doubt, a covenant, whether express or implied, shall not be deemed to be a warranty for purposes of this definition.

“Warranty Claim” means, to the extent permitted and asserted under a Warranty Type Contract, a claim for monetary relief or monetary damages by Buyer or the applicable Affiliate of Buyer party to such Warranty Type Contract against Seller or the applicable Affiliate of Seller party to such Warranty Type Contract for a breach of a Warranty set forth in such Warranty Type Contract (but excluding, for the avoidance of doubt, any Liquidated Damages Claim).

“Warranty Type Contract” means a (a) Buyer Commercial Contract or (b) Continuing Buyer Commercial Contract, solely with respect to any period under such Continuing Buyer Commercial Contract prior to the Closing, in each case of clause (a) and clause (b), that contains a Warranty.

“Willful Breach” means an action taken or failure to act that the breaching party intentionally takes (or intentionally fails to take) and actually knows (or would reasonably have been expected to have known) would, or would reasonably be expected to, cause a material breach of a covenant or agreement set forth in this Agreement.

“Xizi Joint Venture” means Zhejiang Xizi Spirit Aviation Industry Co., Ltd., a limited liability company organized under the laws of the PRC.

“Xizi Joint Venture Agreement” means the Amended and Restated Joint Venture Agreement, by and among Spirit International, the Xizi Joint Venture Partner and the Xizi Joint Venture, dated as of January 18, 2023, as supplemented by Joinder Agreement, by and among Spirit International, the Xizi Joint Venture Partner and the Xizi Joint Venture, dated as of November, 2019.

“Xizi Joint Venture Interests” means all of the equity interests of the Xizi Joint Venture owned by Spirit International.

“Xizi Joint Venture Partner” means Zhejiang Xizi Aviation Industry Group Co., Ltd., a limited liability company organized under the laws of the PRC, and Xizi United Holding Corporation, a limited liability company organized under the laws of the PRC, collectively as one and the same Person for purposes of the Xizi Joint Venture Agreement.

“Xizi Joint Venture ROFR Option” means the right of first refusal of the Xizi Joint Venture Partner under Section 13.3 of the Xizi Joint Venture Agreement in respect of the sale, transfer and assignment of the Xizi Joint Venture Interests.

“Xizi Joint Venture Partner ROFR Process” means the process of complying with and facilitating the Xizi Joint Venture ROFR Option.

(b)    The following terms used in this Agreement shall have the meanings assigned to them in the respective Sections of this Agreement set forth below:

Section

A220 Pylon Contract Amendment	2.08(j)
AAA	2.04(d)(ii)
AAA Rules	2.04(d)(ii)
Accounting Firm	2.04(c)
Additional Airbus Liquidated Damages	6.02(a)
Agreement	Preamble

Airbus Data	6.07(a)
Airbus Liquidated Damage Matters	2.04(c)
Allocation	2.05(a)
Arbitration Demand	2.04(d)(ii)
Assumption Agreement	2.02(c)
Aviation Regulations	3.17
Belfast Sublease Agreements	2.08(i)
Burdensome Condition	6.05(a)
Business Claim	3.10(a)
Buyer	Preamble
Buyer Designated Affiliate	2.02(f)
Buyer Indemnitees	10.02
Buyer Plans	8.01(h)
Buyer Releasee	11.13(b)(i)
Buyer Releasing Party	11.13(a)(i)
Buying Affiliate	2.05(a)
CA Fixed Assets	7.07(g)(i)(2)
Capital Allowances Election	7.07(g)(i)(1)
Claim	10.06
Closing	2.01(a)
Closing Legal Impediment	5.01(a)
Collective Bargaining Agreements	3.11(a)
Compliant Offer	8.01(e)
Consultation Processes	8.01(n)
Covered Spirit Entity	3.16
Data Breach	3.20(a)
Data Security Obligations	3.20(b)
Data Separation	6.07(a)
Development IP Terms	6.06(a)
Elected Main Rate Figure	7.07(g)(i)(3)
Elected Special Rate Figure	7.07(g)(i)(4)
Employment Laws	3.11(c)
Entity-Level Balance Sheet	3.16
Entity-Level Financial Statements	3.16
Entity-Level Income Statement	3.16
Environmental Permits	3.13(a)
Estimated Closing Statement	2.03(b)
Existing Guarantees	7.09
FAA	3.17
FCPA	3.19(a)
Financial Statements	3.16
Fixed Assets	7.07(g)(i)(5)
General Assignment	2.02(a)
ICC	11.10(b)
ICC Mediation Rules	11.10(c)
ICC Rules	11.10(c)

Indemnified Party	10.06
Indemnifying Party	10.06
Initial Liquidated Damages Notice	6.02(b)
IP License Agreement	2.08(n)
Known and Quantifiable Liquidated Damages	6.02(b)
Liquidated Damages Notice	6.02(b)
Local Transfer Agreement	2.02(e)
LTIP	8.01(p)
Material Business Contracts	3.08(b)
Material Commingled Contracts	3.08(d)
Negotiation Period	2.04(d)(ii)
New Buyer Designated Affiliate	2.02(f)
Non-Controlling Party Rights	7.07(d)(i)
Notice of Disagreement	2.04(c)
Offer Employee	8.01(e)
Outside Date	9.02(a)
Payor	2.07
Permitted Airbus Prestwick Business Sale	6.06(a)
Permitted Belfast Business Sale	6.06(a)
Permitted Business Sale	6.06(a)
Permitted Removal	11.15
Permitted Subang Business Sale	6.06(a)
Pre-Closing Restructuring	6.07(c)
Pre-Closing Restructuring Actions	6.07(c)
Pre-Closing Separate Tax Return	7.07(a)(i)
Price Adjustment Statement	2.04(a)
Privileged Communications	11.15
Purchase Price	2.03(a)(i)
Registered IP	3.09(a)
Related Party Contracts	3.23
Released Airbus Liquidated Damages	11.13(a)(i)
Released Airbus Loan Obligations	11.13(a)(i)
Required Regulatory Approvals	5.01(b)
Residual Communication	11.15
Retention Period	7.02(a)
Reverse Transition Services Agreement	2.08(j)
Seller	Preamble
Seller 401(k) Plan	8.01(v)
Seller Commingled Contract	2.02(g)
Seller Consolidated Group	3.18(g)
Seller HSR Certification	6.05(b)
Seller Indemnitees	10.03
Seller Marks	7.01(b)
Seller Payment Amount	2.03(c)
Seller Payment Amount Adjustment Due Date	2.04(m)
Seller Releasee	11.13(a)(i)

Seller Releasing Party	11.13(b)(i)
Separation	6.07(a)
Significant Customers	3.21(a)
Significant Suppliers	3.21(b)
Signing Date Airbus Loan Arrangements Amount	2.03(b)
Skadden	2.01(a)
Solvent	4.05
Spirit Award Payments	8.01(p)
Spirit Equity Payments	8.01(p)
Spirit LTIP Payment	8.01(p)
Subang Base Purchase Price	6.12(a)
Subang Business	6.06(a)
Subang Business Allocation	6.12(a)
Terminated Permitted Business Sale	6.06(d)
Termination Agreement	6.09(b)
Third Party Purchaser Abandonment Notice	6.06(d)
Third-Party Claim	10.07(a)
To the knowledge of Buyer	11.01
To the knowledge of Seller	11.01
Transfer Time	8.01(e)
Transferred Commingled Contract	2.02(g)
Transition Services Agreement	2.08(n)
Unpaid Taxes Surplus	7.07(a)
Valuation Firm	6.12(d)
WARN	3.11(e)

Section 1.02      Interpretation and Construction.

(a)    Unless otherwise provided herein, all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” will be deemed references to the lawful money of the United States. All references to the “U.S.” mean the United States.

(b)    Each accounting term set forth herein and not otherwise defined shall have the meaning accorded it under GAAP.

(c)    The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When a reference is made in this Agreement to a party or to an Article, Section, Annex or Exhibit, such reference shall be to a party to, an Article or Section of, or an Annex or Exhibit to, this Agreement, unless otherwise indicated. When a reference is made in this Agreement to a Schedule, such reference shall be to a Schedule to the Disclosure Letter, unless otherwise indicated. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement. All terms defined in this Agreement shall have their defined meanings when used in any Annex or Exhibit to this Agreement or Schedule to the Disclosure Letter, as applicable, or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The word “day” or “days” shall mean calendar day or calendar days, respectively, unless otherwise provided. If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a day that is not a Business Day, the time period for giving such notice or taking such action shall be extended through the next Business Day after the original expiration date of such. Whenever the words “include,” “includes,” “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive (unless the context indicates otherwise), and the word “any” shall mean “any and all.” The words “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Any statute defined or referred to herein means such statute as from time to time amended, supplemented or modified, including by succession of comparable successor statutes. All references to this “Agreement” shall mean this Agreement as a whole, including the Disclosure Letter and all other Schedules, Annexes and Exhibits hereto. The words “asset” and “property” shall be construed to have the same meaning and effect. Unless otherwise specified, the words “made available to,” “delivered to,” “provided to” or “furnished to” Buyer (or words of similar import) include the documents posted to the Data Room at least two (2) Business Days prior to the execution of this Agreement. References to a Person are also to its successors and permitted assigns. In the event of any conflict between this Agreement and any Local Transfer Agreement, the terms of this Agreement shall control.

Article II

Closings

Section 2.01      Closing.

(a)    Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Sale (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Chicago, IL, or remotely by exchange of documents and signatures via email or other manner as may be mutually agreed upon by Buyer and Seller, not later than the fifth (5th) Business Day following the date on which the conditions set forth in Article V are satisfied or, to the extent permitted by applicable Law, waived in writing (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver in writing of those conditions). For all purposes of this Agreement and each Local Transfer Agreement, to the extent permitted by applicable Law, the Closing shall be deemed to have occurred at 12:00 A.M. Eastern Time on the Closing Date regardless of the actual occurrence of the Closing at any particular time on the Closing Date.

(b)    The parties agree that the Closing with respect to each Transferred Business shall occur substantially simultaneously with, and shall be conditioned upon, the Closing with respect to each other Transferred Business (such that all Transferred Businesses are acquired by Buyer or the applicable Buyer Designated Affiliate or New Buyer Designated Affiliate under this Agreement at substantially the same time).

Section 2.02      Transferred Assets and Transferred Equity Interests/Excluded Assets; Assumed/Excluded Liabilities.

(a)    Transferred Assets and Transferred Equity Interests. At the Closing, pursuant to the terms and subject to the conditions set forth in this Agreement, the General Assignment and the Assumption Agreement, Seller shall, and shall cause the relevant Asset Selling Affiliates to, sell, convey, assign and transfer to Buyer, a Buyer Designated Affiliate or a New Buyer Designated Affiliate, and Buyer or each applicable Buyer Designated Affiliate and each applicable New Buyer Designated Affiliate shall purchase, acquire and accept, all of Seller’s or the applicable Asset Selling Affiliate’s right, title and interest in and to the Transferred Assets (as indicated on Annex 2.02(a)), except as expressly provided in this Agreement or to the extent any such Transferred Assets are, as of the Closing, owned by a Transferred Company (which Transferred Assets shall be deemed sold, conveyed, assigned and transferred to Buyer, a Buyer Designated Affiliate or a New Buyer Designated Affiliate, and deemed purchased, acquired and accepted by Buyer or each applicable Buyer Designated Affiliate and each applicable New Buyer Designated Affiliate, by virtue of the sale, conveyance, assignment and transfer, and the purchase, acquisition and acceptance, of the Transferred Equity Interests of the applicable Transferred Company). Accordingly, (i) Seller shall, and shall cause the relevant Asset Selling Affiliates to, and Buyer shall, and shall cause any and all Buyer Designated Affiliates and New Buyer Designated Affiliates to, execute and deliver at the Closing a general assignment in the form of Exhibit E (the “General Assignment”), and (ii) Seller shall, and shall cause the relevant Asset Selling Affiliates to, execute and deliver such other instruments of conveyance, assignment and transfer as Buyer reasonably requests (the form and substance of which shall be mutually agreed between the parties); provided that, if Buyer requests any instrument that is not required or advisable under applicable Law or customary practice, then Seller shall, and shall cause the relevant Asset Selling Affiliates to, execute and deliver such instruments at the sole cost, expense and liability of Buyer, in each case to convey to Buyer or the applicable Buyer Designated Affiliate or applicable New Buyer Designated Affiliate all of Seller’s and each Asset Selling Affiliate’s right, title and interest in and to the Transferred Assets (as indicated on Annex 2.02(a)) as of the Closing, except as expressly provided in this Agreement or to the extent any such Transferred Assets are, as of the Closing, owned by a Transferred Company (which Transferred Assets shall be deemed sold, conveyed, assigned and transferred to Buyer, a Buyer Designated Affiliate or a New Buyer Designated Affiliate, and deemed purchased, acquired and accepted by Buyer or each applicable Buyer Designated Affiliate and each applicable New Buyer Designated Affiliate, by virtue of the sale, conveyance, assignment and transfer, and the purchase, acquisition and acceptance, of the Transferred Equity Interests of the applicable Transferred Company). In addition, pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing (subject to Section 6.03), Seller shall, and shall cause the relevant Stock Selling Affiliates to, sell, convey, assign and transfer to Buyer or a Buyer Designated Affiliate or a New Buyer Designated Affiliate, and Buyer or each applicable Buyer Designated Affiliate or each applicable New Buyer Designated Affiliate shall purchase, acquire and accept, all of Seller’s or the applicable Stock Selling Affiliate’s right, title and interest in and to the Specified Transferred Equity Interests of the Specified Transferred Companies (as indicated on Annex 2.02(a)) (it being understood that Buyer or the applicable Buyer Designated Affiliate or the applicable New Buyer Designated Affiliate shall indirectly acquire and accept by means of such purchase, acquisition and acceptance, the Transferred Equity Interests in any Transferred Company that is a direct or indirect subsidiary of such Specified Transferred Company). Accordingly, at the Closing, Seller shall, and shall cause the relevant Stock Selling Affiliates to, and Buyer shall, and shall cause the relevant Buyer Designated Affiliate or relevant New Buyer Designated Affiliate to, (A) execute and deliver the General Assignment with respect to the Specified Transferred Equity Interests of any Specified Transferred Company (as indicated on Annex 2.02(a)) (other than any Transferred Equity Interests in a Transferred Company that is a direct or indirect subsidiary of such Specified Transferred Company) and (B) deliver to Buyer or the applicable Buyer Designated Affiliate or the applicable New Buyer Designated Affiliate, the stock certificates representing (1) the Specified Transferred Equity Interests of such Specified Transferred Company and (2) the Transferred Equity Interests of each Transferred Company that is a direct or indirect subsidiary of such Specified Transferred Company, in each case, together with a stock power endorsed in blank, if any such Transferred Equity Interests are shares of capital stock in certificated form, and if any such Transferred Equity Interests are not shares of capital stock in certificated form, other evidence of assignment reasonably satisfactory to Buyer.

(b)    Excluded Assets. Notwithstanding anything in this Agreement to the contrary, neither Buyer nor any of its Affiliates (including any Buyer Designated Affiliate) is purchasing, acquiring or accepting, pursuant to this Agreement or any of the Transactions, Seller’s (or any of its Affiliates’) right, title or interest in any Excluded Asset, unless otherwise expressly set forth in an Ancillary Agreement.

(c)    Assumed Liabilities. From and after the Closing, Buyer shall assume and pay, perform and discharge when due, all of the Assumed Liabilities (as indicated on Annex 2.02(c)), except as otherwise provided in this Agreement or to the extent any such Assumed Liabilities are, as of the Closing, the obligation of a Transferred Company (which Assumed Liabilities shall be deemed assumed and transferred to Buyer, a Buyer Designated Affiliate or a New Buyer Designated Affiliate, and deemed assumed, and accepted by Buyer or each applicable Buyer Designated Affiliate and each applicable New Buyer Designated Affiliate, by virtue of the sale, conveyance, assignment and transfer, and the purchase, acquisition and acceptance, of the Transferred Equity Interests of the applicable Transferred Company). Buyer shall execute and deliver to Seller at the Closing an assumption agreement substantially in the form of Exhibit F (the “Assumption Agreement”), and Buyer shall assume and agree to pay, perform and discharge when due, all of the Assumed Liabilities (as indicated on Annex 2.02(c)), whether arising prior to, on or after the Closing, except as otherwise provided in this Agreement.

(d)    Excluded Liabilities. Notwithstanding anything in this Agreement to the contrary, neither Buyer nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge, pursuant to this Agreement or any of the Transactions, any Excluded Liability. Seller will remain liable to pay, perform and discharge as and when due, all Excluded Liabilities.

(e)    Local Transfer Agreement. To the extent required by applicable Law or as deemed necessary by either of the parties, the transfer or assumption, as applicable, of any Transferred Assets, Transferred Equity Interests or Assumed Liabilities, as applicable, will be effected pursuant to one or more short-form agreements or instruments of transfer, such as a bill of sale, share transfer agreement, business transfer agreement, real estate transfer agreement or other asset assignment document, which agreement shall be initially prepared by Seller and shall be on terms mutually agreed between the parties and consistent with and as close as reasonably practicable to the applicable terms of this Agreement (each, a “Local Transfer Agreement”); provided that, in each case, the Local Transfer Agreements shall serve purely to effect the legal transfer or assumption, as applicable, of the applicable Transferred Assets, Transferred Equity Interests or Assumed Liabilities and shall not have any effect on the terms and conditions of the transactions contemplated hereby, all of which shall be determined by this Agreement, or in any way modify, amend or constitute a waiver of, any provision of this Agreement or any Ancillary Agreement. To the extent any Local Transfer Agreement is required under applicable Law to provide specified amounts attributable to the balances for the Transferred Assets, Transferred Equity Interests or Assumed Liabilities to be transferred or assumed pursuant to such Local Transfer Agreement, the parties or their applicable Affiliates shall, if mutually agreed (such agreement not to be unreasonably withheld, conditioned or delayed, taking into account the availability of the requisite information), amend such Local Transfer Agreement after the Closing Date to reflect such amounts as finally determined pursuant to Section 2.05 and, if necessary, resubmit such Local Transfer Agreement to the applicable Taxing Authority.

(f)     Designation of Affiliates. To the extent that any of the Transferred Assets or Transferred Equity Interests are under the control of any of Seller’s Affiliates, Seller shall cause its Affiliates to promptly take such legal action as may be necessary to consummate the transfer to Buyer and its applicable Buyer Designated Affiliates of such Transferred Assets or Transferred Equity Interests on terms and conditions which are consistent with and subject to the terms of this Agreement. Buyer hereby designates the wholly-owned Affiliates of Buyer identified on Annex 2.02(f), as may be amended from time to time as set forth below (each a “Buyer Designated Affiliate”) to acquire the Transferred Assets and Transferred Equity Interests (and to be the counterparty to one or more Ancillary Agreements) set forth opposite the name of each such Affiliate of Buyer; provided that no such designation shall relieve Buyer from its (or, for the avoidance of doubt, any such Buyer Designated Affiliate’s) obligations under this Agreement. Prior to, and in any event at least thirty (30) days in advance of, the Closing, Buyer shall be entitled to amend Annex 2.02(f) to designate one or more different Affiliates that are directly or indirectly wholly owned by Buyer (each a “New Buyer Designated Affiliate”) to be the purchaser or transferee of Transferred Assets or Transferred Equity Interests (and to be counterparty to one or more Ancillary Agreements); provided that, (i) no such designation of a New Buyer Designated Affiliate (A) shall relieve Buyer from its (or, for the avoidance of doubt, any such New Buyer Designated Affiliate’s) obligations under this Agreement or (B) shall be permitted if such designation would be reasonably expected to restrict or delay consummation of the transactions contemplated by this Agreement or the Ancillary Agreements, and (ii) Buyer shall be responsible for and shall pay or reimburse, as applicable, Seller for any incremental Tax liability and other reasonable out-of-pocket costs and expenses resulting from the designation or substitution of a New Buyer Designated Affiliate as the purchaser of Transferred Assets or Transferred Equity Interests, as applicable, after the date of this Agreement. In furtherance of the foregoing, at the Closing, where Buyer has designated a Buyer Designated Affiliate or a New Buyer Designated Affiliate as the purchaser or transferee of Transferred Assets or Transferred Equity Interests, as the case may be, Buyer shall execute and deliver to Seller a Buyer Guarantee which, among other things, guarantees the liabilities and obligations of such Buyer Designated Affiliate or such New Buyer Designated Affiliate, as the case may be. After the date of this Agreement, either party may amend the structure of the transactions contemplated by this Agreement with the prior written consent of the other party (such consent not to be unreasonably conditioned, withheld or delayed); provided, further, that the party requesting such change shall pay, reimburse the other party in respect of, or otherwise bear, as applicable, any incremental Tax liability or other reasonable out-of-pocket costs and expenses resulting from such change (other than any attorneys’ fees).

(g)         Transferred Contracts Subject to Third-Party Consent; Commingled Contracts. Prior to the Closing Date, Seller shall use reasonable best efforts to update the Transferred Business Contracts Schedule to accurately and completely reflect each Transferred Business Contract as of the Closing Date. From the date of this Agreement until fifteen (15) months after the Closing Date, the parties shall cooperate and use commercially reasonable best efforts to split and transfer or replicate in accordance with this Section 2.02(g) (i) the portion of (A) each Business Contract that is a Commingled Contract to which Seller or an Asset Selling Affiliate is a direct counterparty, (B) each Material Commingled Contract that is not a Transferred Business Contract or otherwise included in the foregoing clause (A) and (C) each other Commingled Contract set forth on Schedule 2.02(g) to the Disclosure Letter, in each case, that relates to or is used in connection with a Transferred Business (each such portion of each such Commingled Contract, a “Transferred Commingled Contract”) and (ii) the portion of each Transferred Business Contract that is a Commingled Contract that relates to or is used in connection with a Retained Business (each such portion of each such Transferred Business Contract, a “Seller Commingled Contract”). To the extent that the sale, assignment, novation, transfer, conveyance, division, replication or delivery or attempted sale, assignment, novation, transfer, conveyance, division, replication or delivery (x) to Buyer or a Buyer Designated Affiliate or a New Buyer Designated Affiliate of any Transferred Contract or (y) to Seller or one of its Affiliates of a Seller Commingled Contract is prohibited by any applicable Law or would require any governmental or third-party authorizations, approvals (including Antitrust Approvals and Foreign Investment Approvals), consents or waivers, without limiting Section 6.06, the parties shall use their respective commercially reasonable best efforts to cooperate with each other from the date of this Agreement until fifteen (15) months after the Closing Date to obtain promptly such authorizations, approvals, consents or waivers and to give any notices required for the transfer of such Transferred Contract or Seller Commingled Contract, or to obtain from third parties any approvals or consents to establish a new contract with (1) Buyer or the applicable Buyer Designated Affiliate or the applicable New Buyer Designated Affiliate with respect to any Transferred Commingled Contract pursuant to which Buyer or such Buyer Designated Affiliate or such New Buyer Designated Affiliate will have access to the rights and benefits under such Transferred Commingled Contract on substantially the same terms and conditions provided to Seller and its Affiliates prior to the Closing, or to assign such Transferred Commingled Contract to Buyer or such Buyer Designated Affiliate or (2) Seller or its Affiliates with respect to any Seller Commingled Contract pursuant to which Seller or its applicable Affiliate will have access to the rights and benefits under such Seller Commingled Contract on substantially the same terms and conditions provided to Seller and its Affiliates prior to the Closing, or to assign such Seller Commingled Contract to Seller or the applicable Affiliate of Seller; provided, however, that, other than with respect to any Government Approval (it being understood that Seller shall be solely responsible for any and all costs, fees, consideration or other amounts incurred by Seller or its Affiliates in connection with each such Government Approval), neither Seller nor any of its Affiliates shall be required to pay any costs, fees, consideration or other amounts in excess of the then Remaining Consent Cap (other than with respect to any Government Approval), or make any concession therefor, and, in the event Seller or any of its Affiliates is required to pay any costs, fees, consideration or other amounts in excess of the then Remaining Consent Cap, Seller shall promptly notify Buyer of such excess costs, fees, consideration or other amounts and, if requested by Buyer, pay such excess costs, fees, consideration or other amounts subject to Buyer’s written agreement to promptly reimburse Seller or any of its Affiliates for such excess costs, fees, consideration or other amounts; provided, further, however, that from and after the Closing, Buyer (or its designated Affiliate pursuant to Section 2.02(f)) shall assume, and pay, perform and otherwise discharge as and when due, any and all liabilities and obligations (contingent or otherwise) associated with any such Transferred Contract (including, for the avoidance of doubt, any such Transferred Commingled Contract) and Seller (or one of its Affiliates) shall assume, and pay, perform and otherwise discharge as and when due, any and all liabilities and obligations (contingent or otherwise) associated with any such Seller Commingled Contract. For the avoidance of doubt, any payment or concession agreed or committed to by Seller or any of its Affiliates in accordance with the foregoing sentence may be conditioned upon the occurrence of the Closing. If such authorization, approval, consent or waiver is obtained, Seller (or its applicable Affiliate) or Buyer (or its designated Affiliate pursuant to Section 2.02(f)), as applicable, shall promptly assign or transfer or (in the case of a Transferred Commingled Contract) split and transfer or otherwise replicate (as appropriate) any such Transferred Contract or Seller Commingled Contract, as applicable, to Buyer (or its designee pursuant to Section 2.02(f)) or Seller (or its applicable Affiliate), respectively, at no additional cost. To the extent that the assignment, transfer, split or replication (or otherwise), or attempted assignment, transfer, split or replication (or otherwise) to Buyer (or its designee pursuant to Section 2.02(f)) of any Transferred Contract or to Seller of any Seller Commingled Contract, respectively, is prohibited by any applicable Law or would require any governmental or third-party authorizations, approvals (including Antitrust Approvals and Foreign Investment Approvals), consents or waivers and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, this Agreement shall not constitute an assignment, transfer, split or replication thereof. To the extent any authorizations, approvals, consents or waivers required for the assignment or transfer of any Transferred Contract have not have been obtained as of the Closing Date, without limiting any other obligation of the parties under this Section 2.02(g), until the earlier of (x) the time such authorization, approval, consent or waiver is obtained and (y) the expiration of the period beginning on the Closing Date and ending on the fifteen (15) month anniversary of the Closing Date, the parties shall cooperate to enter into a mutually agreeable arrangement under which (1) to the extent permitted by applicable Law, Buyer shall obtain the benefits and assume the obligations and bear the economic burdens associated with such Transferred Contract and Seller shall otherwise hold such Transferred Contract in a manner to place Buyer in a substantially similar position as if such Transferred Contract had been assigned and transferred and (2) if reasonably requested by Buyer, Seller or an Affiliate of Seller, as applicable, shall enforce for the benefit (and at the sole cost and expense) of Buyer any and all of Seller’s or the applicable Affiliate of Seller’s rights against a third-party solely to the extent associated with such Transferred Contract, and Seller or such Affiliate of Seller, as applicable, shall promptly pay to Buyer when received all monies received by them under such Transferred Contract; provided that Seller shall not be required to enforce any rights against a third-party associated with any Transferred Contract if Seller reasonably determines in good faith that such enforcement or action would have a material adverse impact on the Retained Business. Buyer shall use its commercially reasonable efforts to cooperate, and to cause its Affiliates to cooperate, with Seller in connection with any actions taken by Seller and its Affiliates pursuant to this Section 2.02(g). Buyer further agrees that, if Seller shall have complied with its obligations under this Agreement with respect to using commercially reasonable best efforts to obtain such authorization, approval, consent or waiver, Seller shall not be in breach of this Agreement solely as a result of the failure to obtain any such authorization, approval, consent or waiver. To the extent any Seller Commingled Contract has not been split and transferred to Seller or otherwise replicated in accordance with this Section 2.02(g) as of the Closing Date, without limiting any other obligation of the parties under this Section 2.02(g), until the earlier of (aa) the time such split and transfer or replication occurs and (bb) the expiration of such fifteen- (15-) month period, the parties shall cooperate to enter into a mutually agreeable arrangement under which (I) to the extent permitted by applicable Law, Seller shall obtain the benefits and assume the obligations and bear the economic burdens associated with such Seller Commingled Contract and Buyer shall otherwise hold such Seller Commingled Contract in a manner to place Seller in a substantially similar position as if such Seller Commingled Contract had been assigned and transferred and (II) if reasonably requested by Seller, Buyer or an Affiliate of Buyer, as applicable, shall enforce for the benefit (and at the sole cost and expense) of Seller any and all of Buyer’s or the applicable Affiliate of Buyer’s rights against a third-party solely to the extent associated with such Seller Commingled Contract, and Buyer or such Affiliate of Buyer, as applicable, shall promptly pay to Seller when received all monies received by them under such Seller Commingled Contract; provided that Buyer shall not be required to enforce any rights against a third-party associated with any Seller Commingled Contract if Buyer reasonably determines in good faith that such enforcement or action would have a material adverse impact on the Seller Commingled Contract. From and after the Closing and for so long as the parties are treating any Transferred Commingled Contract or Seller Commingled Contract pursuant to an arrangement described in this Section 2.02(g), (AA) Buyer shall indemnify and hold harmless Seller and its Affiliates from and against all Damages arising from or relating to such Transferred Commingled Contract and (BB) Seller shall indemnify and hold harmless Buyer and its Affiliates from and against all Damages arising from or relating to such Seller Commingled Contract, except, in each case of (AA) and (BB), to the extent that such Damages arise from the gross negligence or willful misconduct of the party seeking such indemnification or any of its Affiliates.

(h)         Buyer’s Recording and Similar Responsibilities. Notwithstanding the foregoing provisions of this Section 2.02, it shall be Buyer’s responsibility to apply for its own Licenses or other authorizations for the Transferred Businesses to the relevant Governmental Entities where (A) it is not within the power of Seller to cause, by giving notice to the applicable Governmental Entity or otherwise, the transfer directly to Buyer or one of its Buyer Designated Affiliates of the existing Licenses or other authorizations that are Transferred Assets or (B) any such Licenses or other authorization that would otherwise be impacted by the Sale and to bear the fees and other costs associated therewith.

Section 2.03            Seller Payment Amount.

(a)         Subject to the terms and conditions of this Agreement, at the Closing:

(i)     Buyer shall pay or cause to be paid to Seller an amount (exclusive of any Transfer Taxes and VAT) equal to $1 (the “Purchase Price”), which Buyer shall (x) pay by way of a setoff against, and corresponding reduction of, the Seller Payment Amount payable by or on behalf of Seller to Buyer (or one or more Buyer Designated Affiliates), or (y) if so otherwise elected by Buyer by providing written notice to Seller at least two (2) Business Days prior to the Closing Date, pay in cash by wire transfer of immediately available funds to an account designated in writing by Seller at least two (2) Business Days prior to the Closing Date; and

(ii)    Seller shall deliver or cause to be delivered to Buyer (or one or more of its Buyer Designated Affiliates) cash in U.S. dollars in an amount equal to the Seller Payment Amount (for the avoidance of doubt, not taking into account any adjustments pursuant to Section 2.04), which Seller shall deliver or cause to be delivered to Buyer (or one or more of its Buyer Designated Affiliates) (x) partially by way of one or more cash contributions by Seller (or its Affiliates) to one or more Transferred Companies, and (y) partially by wire transfer of immediately available funds to an account designated in writing by Buyer at least two (2) Business Days prior to the Closing Date, in each case of clauses (x) and (y), in the amounts and in the manner described on Schedule 2.03(a)(ii) to the Disclosure Letter.

(b)         At least five (5) Business Days prior to the Closing Date, Seller shall cause to be prepared and delivered to Buyer a statement (the “Estimated Closing Statement”) setting forth the (i) Estimated Net Working Capital Adjustment Amount, (ii) Estimated Individual Net Working Capital Adjustment Amount for each Transferred Business, (iii) Estimated Airbus Prestwick Business Amount, (iv) Estimated Airbus Subang Business Amount, (v) Estimated Airbus Belfast Midfuse Business Amount, (vii) Estimated Closing Airbus Loan Arrangements Amount, (viii) Estimated Closing Airbus Liquidated Damages Amount, (ix) Estimated Transferred Business Cash Amount, (viii) Estimated Pre-Closing Retention Payment Amount and (x) Estimated Specified Indebtedness Amount. Upon Buyer’s reasonable request, Seller shall provide Buyer, its Affiliates and its and their respective Representatives with any reasonably requested information, data or back-up materials with respect to the foregoing calculations, in each case, solely for the purpose set forth in clause (A) in the immediately following sentence; provided that Seller and its accountants shall not be obligated to make any work papers available pursuant to this Section 2.03(b) except in accordance with such accountants’ normal disclosure procedures. During the period between the delivery of the Estimated Closing Statement and the Closing Date, (A) Buyer shall have the opportunity to review and comment on the Estimated Closing Statement, and (B) Seller shall consider, in good faith, any potential adjustments to the calculation of the Seller Payment Amount (or any components thereof) raised by Buyer in good faith in writing at least one (1) Business Day prior to the anticipated Closing Date; provided, however, that, absent Fraud, (1) Seller’s obligation to consider in good faith any such comments shall not in any event require that the contemplated Closing Date be postponed or otherwise delayed and (2) the acceptance by Seller of any of Buyer’s comments to the Estimated Closing Statement (or any components thereof) shall in no event be a condition to the Closing or limit in any way Buyer’s rights or remedies under this Agreement, and Seller shall have no obligation to accept such comments, subject to its compliance with this Section 2.03(b). The parties hereby acknowledge and agree that, as of the date hereof, the Airbus Loan Arrangements Amount is $141,922,199 (the “Signing Date Airbus Loan Arrangements Amount”).

(c)         The “Seller Payment Amount” means an amount (such total amount, inclusive of VAT) equal to (i) the Transferred Business Base Seller Payment Amount minus (ii) the Estimated Net Working Capital Adjustment Amount (which may be a positive or negative number), minus (iii) the Estimated Airbus Prestwick Business Amount, minus (iv) the Estimated Airbus Subang Business Amount, minus (v) the Estimated Airbus Belfast Midfuse Business Amount, minus (vi) the Estimated Transferred Business Cash Amount, plus (vii) the Estimated Closing Airbus Loan Arrangements Amount, plus (viii) the Estimated Closing Airbus Liquidated Damages Amount, minus (ix) the Estimated Pre-Closing Retention Payment Amount, plus (x) the Estimated Specified Indebtedness Amount, in each case increased or decreased as a result of the adjustments, if any, pursuant to Section 2.04, and shall be allocated as described in Section 2.05.

Section 2.04           Seller Payment Amount Adjustment.

(a)         Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Price Adjustment Statement”), setting forth Buyer’s calculation of the (i) Net Working Capital Adjustment Amount, (ii) Individual Net Working Capital Adjustment Amount for each Transferred Business, (iii) Airbus Prestwick Business Amount, (iv) Airbus Subang Business Amount, (v) the Airbus Belfast Midfuse Business Amount, (vi) Transferred Business Cash Amount, (vii) Closing Airbus Loan Arrangements Amount, (viii) Closing Airbus Liquidated Damages Amount, (ix) the Pre-Closing Retention Payment Amount and (x) Specified Indebtedness Amount, which calculations, in each case, shall be prepared in accordance the Accounting and Adjustment Policies and the applicable definitions set forth herein or in Exhibit A. The Seller Payment Amount shall be adjusted as described in this Section 2.04, as applicable, to the extent that (A) the Net Working Capital Adjustment Amount (once final and binding pursuant to the provisions of this Section 2.04) is greater than the Estimated Net Working Capital Adjustment Amount or less than the Estimated Net Working Capital Adjustment Amount, (B) the Airbus Prestwick Business Amount (once final and binding pursuant to the provisions of this Section 2.04) is greater than the Estimated Airbus Prestwick Business Amount or less than the Estimated Airbus Prestwick Business Amount, (C) the Airbus Subang Business Amount (once final and binding pursuant to the provisions of this Section 2.04) is greater than the Estimated Airbus Subang Business Amount or less than the Estimated Airbus Subang Business Amount, (D) the Transferred Business Cash Amount (once final and binding pursuant to the provisions of this Section 2.04) is greater than the Estimated Transferred Business Cash Amount or less than the Estimated Transferred Business Cash Amount, (E) the Airbus Belfast Midfuse Business Amount (once final and binding pursuant to the provisions of this Section 2.04) is greater than the Estimated Airbus Belfast Midfuse Business Amount or less than the Estimated Airbus Belfast Midfuse Business Amount, (F) the Closing Airbus Loan Arrangements Amount (once final and binding pursuant to the provisions of this Section 2.04) is greater than the Estimated Closing Airbus Loan Arrangements Amount or less than the Estimated Closing Airbus Loan Arrangements Amount, (G) the Closing Airbus Liquidated Damages Amount (once final and binding pursuant to the provisions of this Section 2.04) is greater than the Estimated Closing Airbus Liquidated Damages Amount or less than the Estimated Closing Airbus Liquidated Damages Amount, (H) the Pre-Closing Retention Payment Amount (once final and binding pursuant to the provisions of this Section 2.04) is greater than the Estimated Pre-Closing Retention Payment Amount or less than the Estimated Pre-Closing Retention Payment Amount or (I) the Specified Indebtedness Amount (once final and binding pursuant to the provisions of this Section 2.04) is greater than the Estimated Specified Indebtedness Amount or less than the Estimated Specified Indebtedness Amount.

(b)         In connection with Seller’s review of the Price Adjustment Statement, (i) Buyer shall afford to Seller, its Affiliates and its and their respective Representatives reasonable access during normal business hours to the personnel, properties, books and records of the Transferred Businesses to the extent relevant to Seller’s, its Affiliates’ and its and their respective Representatives’ review of the Price Adjustment Statement and (ii) Buyer shall, and shall cause its Affiliates to, consult with Seller, its Affiliates and its and their respective Representatives in good faith and provide Seller, its Affiliates and its and their respective Representatives with any reasonably requested information, data or back-up materials with respect to the calculations of any Individual Networking Capital Adjustment Amount, the Net Working Capital Adjustment Amount, the Transferred Business Cash Amount, the Closing Airbus Loan Arrangements Amount, the Closing Airbus Liquidated Damages Amount, the Pre-Closing Retention Payment Amount and the Specified Indebtedness Amount.

(c)         The Price Adjustment Statement shall become final and binding upon the parties on the sixtieth (60th) day after receipt thereof by Seller unless Seller gives written notice of its disagreement (a “Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted. Seller shall be deemed to have agreed with all items and amounts contained in the Price Adjustment Statement delivered pursuant to Section 2.04(a) that are not specified as in dispute in the Notice of Disagreement (other than those items and matters in a Liquidated Damages Notice contemplated by Section 6.02(d), all of which shall automatically be deemed in dispute). If a timely Notice of Disagreement is received by Buyer under this Section 2.04(c) or Section 6.02(d), then the Price Adjustment Statement (as revised in accordance with clause (i) and (ii) below) shall become final and binding upon the parties on the earlier of (i) the date the parties resolve all differences they have with respect to all matters specified in the Notices of Disagreement pursuant to the second sentence of Section 2.04(d) and (ii) to the extent not so resolved, the later of the date that (A) all matters, other than any matters in respect of any Additional Airbus Liquidated Damages, or any Airbus Liquidated Damages Amount, set forth in a Liquidated Damages Notice, in dispute are resolved by an accounting firm (in accordance with the procedures set forth in Section 2.04(d)(i)) selected by Seller and Buyer or, if the parties are unable to agree, an independent accounting firm selected by Seller’s and Buyer’s independent accounting firms (such firm, the “Accounting Firm”) and (B) all matters in dispute in respect of any Additional Airbus Liquidated Damages, or any Airbus Liquidated Damages Amount, set forth in a Liquidated Damages Notice (the “Airbus Liquidated Damage Matters”) are resolved in accordance with the procedure set forth in Section 2.04(d)(ii).

(d)         Seller and Buyer acknowledge and agree that the dispute resolution provisions set forth in Section 11.10 shall not apply to any dispute described in this Section 2.04. During the thirty (30)-day period immediately after the delivery of a Notice of Disagreement under Section 2.04(c) or Section 6.02(d), Seller and Buyer shall seek in good faith to resolve, and in the case of the Airbus Liquidated Damage Matters, in a manner consistent with their past commercial practices with each other, in writing any differences they may have with respect to the matters specified in the Notices of Disagreement.

(i)     At the end of such thirty (30)-day period, Seller and Buyer shall submit for review and resolution by the Accounting Firm any and all matters, other than any Airbus Liquidated Damage Matters, which remain in dispute and which were included in the Notice of Disagreement, and the Accounting Firm shall make a final determination of the values (provided that the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by Buyer or Seller, or less than the smallest value for such item claimed by Buyer or Seller) set forth on the Price Adjustment Statement (and shall use such determination to prepare the final Price Adjustment Statement), which determination shall be binding on the parties; provided, however, the scope of such determination by the Accounting Firm shall be limited to (i) those matters, other than the Airbus Liquidated Damage Matters, that remain in dispute and that were included in the Notice of Disagreement, (ii) whether, for the calculation of the Net Working Capital Adjustment Amount, any Individual Net Working Capital Adjustment Amount, the Airbus Prestwick Business Amount, the Airbus Subang Business Amount, the Transferred Business Cash Amount, the Closing Airbus Loan Arrangements Amount, the Pre-Closing Retention Payment or the Specified Indebtedness Amount, such calculations were prepared in accordance with this Section 2.04, the Accounting and Adjustment Policies and the applicable definitions set forth herein or in Exhibit A, and (iii) whether there were mathematical errors in the Price Adjustment Statement, and the Accounting Firm is not authorized or permitted to make any determination other than as set forth in the foregoing clauses (i)-(iii). Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination with respect to any Additional Airbus Liquidated Damages or any Airbus Liquidated Damages Amount set forth in a Liquidated Damages Notice (including the Closing Airbus Liquidated Damages Amount), as to the accuracy of any representation or warranty in this Agreement or as to compliance by Seller, Buyer or any of their respective Affiliates with any of the covenants in this Agreement (other than this Section 2.04). The Accounting Firm shall determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Firm. For example, should the items in dispute total in amount to $100,000 and the Accounting Firm awards $60,000 in favor of Buyer’s position, then 60% of the costs of its review would be borne by Seller and 40% of the costs would be borne by Buyer.

(ii)    At the end of such thirty (30)-day period, Seller and Buyer shall submit to their respective senior management level representatives all Airbus Liquidated Damage Matters. Such representatives shall negotiate in good faith during the period beginning at the end of such thirty (30)-day period and ending on the ninetieth (90th) day following the end of such thirty (30)-day period (such period, the “Negotiation Period”) to attempt to resolve all such Airbus Liquidated Damage Matters in a manner consistent with their past commercial practices with each other. Such representatives shall be empowered and authorized to bind their respective companies with respect to the Airbus Liquidated Damage Matters, and to settle the issue of behalf of their respective companies. If such representatives do not resolve all Airbus Liquidated Damage Matters during the Negotiation Period, Seller and Buyer shall submit all Airbus Liquidated Damage Matters remaining in dispute to the Chief Financial Officer of each party for resolution. Such officers shall meet, in person or by telephone or teleconference and negotiate in good faith to resolve such unresolved Airbus Liquidated Damage Matters in a manner consistent with their past commercial practices with each other. If such officers do not resolve the dispute within ten (10) days of submission of such matters to such officers, either party may file a demand for arbitration pursuant to the AAA Rules (an “Arbitration Demand”) in New York, New York, under the Commercial Arbitration Rules of the American Arbitration Association (the “AAA Rules”). The venue and seat of such arbitration shall be New York, New York, and the language of such arbitration shall be English. Each of Seller and Buyer shall select an arbitrator within ten (10) days of the date of the Arbitration Demand and shall so notify each other in writing, or, if Seller or Buyer fails to select an arbitrator within such 10-day period, the American Arbitration Association (the “AAA”) shall make such appointment within five (5) days thereafter and shall notify the parties in writing. Within ten (10) days from their appointment, the two (2) arbitrators thus appointed shall select a third (3rd) arbitrator, who shall act as the chairman of the panel, and shall notify the parties in writing of his or her selection. If the two (2) arbitrators fail to agree on a third (3rd) arbitrator within ten (10) days of their selection, the AAA shall make the appointment within five (5) days thereafter and shall notify the parties in writing. If an arbitrator so selected becomes unable to serve, his or her successors shall be similarly selected or appointed. The arbitration shall be conducted pursuant to the AAA Rules and the arbitration proceedings shall be confidential. The arbitrators will agree to (A) comply with the procedures agreed to by the parties and the AAA Rules (including any and all of the time deadlines governing the arbitrators’ conduct set forth in the procedures agreed to by Seller and Buyer and the AAA Rules, as applicable) and the terms of this Section 2.04(d)(ii) and (B) resolve such dispute in a manner that is consistent with the parties’ past commercial practices with each other. The arbitrators shall have case management authority and shall resolve the dispute in final within one hundred twenty (120) days from the commencement of the arbitration. In the event the arbitrators fail to resolve the dispute in final within one hundred twenty (120) days from the commencement of the arbitration, either Buyer or Seller may serve a written notice to the arbitrators and to the other party that requires the arbitrators to resolve the dispute in final within thirty (30) days of service of such written notice; provided that, if the party not serving the written notice asserts that the failure to resolve the dispute within such one hundred twenty (120)-day period was due to delay by the party serving the written notice, such thirty (30)-day period shall be extended by the number of days, if any, that the arbitrators (by written decision issued within such thirty (30)-day period) determine the party serving the written notice was dilatory. The parties agree that no party shall have the right to conduct discovery in connection with such arbitration process. Each party shall provide to the others, reasonably in advance of the hearing, copies of all documents which such party intends to present at the hearing. Each of Seller and Buyer shall be entitled to make an oral presentation to the arbitrators. Any up-front costs of the arbitrators shall be borne equally by the parties; provided that, the non-prevailing party in any such arbitration shall pay, and to the extent applicable reimburse the prevailing party for, the costs and expenses of the arbitrators, including costs and expenses payable to the AAA and to the arbitrators. Subject to the immediately foregoing proviso, each party shall bear its own costs incurred in connection with attorneys’ fees and related expenses. The resolution of the final Airbus Liquidated Damages Amount by way of the parties’ mutual written agreement or a decision by the arbitrators pursuant to this Section 2.04(d)(ii) shall (A) be final and binding on the parties and their respective Affiliates and (B) be submitted by the parties to the Accounting Firm for the Accounting Firm’s inclusion, without more, in the Price Adjustment Statement. In the event it is finally resolved in accordance with Section 6.02(d) and this Section 2.04(d)(ii) that any portion of any Additional Airbus Liquidated Damages set forth in a Liquidated Damages Notice are not due and payable by Seller or its Affiliates, such portion of such Additional Airbus Liquidated Damages shall be deemed Released Airbus Liquidated Damages for purposes of this Agreement (including Section 11.13). For the avoidance of doubt, this Section 2.04(d)(ii) shall not limit or impair any rights that Buyer or any of its Affiliates may have to indemnification under Article X for any Excluded Liabilities (including, for the avoidance of doubt, any rights that Buyer or any of its Affiliates may have to indemnification under Article X for any Warranty Claims or for the matters set forth on Annex 2.02(d)(i)); provided, however, (1) Buyer and its Affiliates (or any of them) shall not be entitled to recover or obtain any damages or obtain any other remedy, in each case, permitted to be recovered or obtained under any provision of this Agreement with respect to an Excluded Liability or Liquidated Damages Claim to the extent that Buyer and its Affiliates (or any of them) (x) have already recovered or obtained damages or obtained a remedy (provided that, for the purpose of this clause (1)(x), the amount of any prior recoveries, damages or remedies shall be calculated less reasonable attorney’s fees and any out-of-pocket costs and expenses of Buyer or any of its Affiliates incurred in connection with such recovery, damage or remedy (including any deductible, retention, administrative expense, retrospective premium or other similar cost or expense, but excluding the foregoing to the extent recovered from self-insurance policies, captive insurance policies or any other similar arrangements)) or (y) are in material breach of any of their covenants or agreements under Section 2.04(d)(ii) or Section 6.02 with respect to such Excluded Liability or Liquidated Damages Claim, (2) subject to the immediately foregoing clause (1), that the existence of a claim for indemnification under Article X with respect to a Warranty Claim for the same or substantially the same underlying facts, matters or circumstances that would give rise to or result in any portion of an Airbus Liquidated Damages Amount shall not, in and of itself, cause such claim for indemnification to be treated as a claim for Known and Quantifiable Liquidated Damages and (3) subject to the immediately foregoing clause (1), the waiver and release of any Additional Airbus Liquidated Damages pursuant to Section 11.13(a)(ii)(F)(2) with the same or substantially the same underlying facts, matters or circumstances that would give rise to or result in a claim for indemnification under Article X with respect to a Warranty Claim shall not cause such claim for indemnification under Article X with respect to a Warranty Claim to be waived or released.

(e)         If the final Price Adjustment Statement discloses that the Net Working Capital Adjustment Amount exceeds the Estimated Net Working Capital Adjustment Amount, then the Seller Payment Amount shall be reduced on a dollar-for-dollar basis by the amount of such excess. If the final Price Adjustment Statement discloses that the Net Working Capital Adjustment Amount is less than the Estimated Net Working Capital Adjustment Amount, then the Seller Payment Amount shall be increased on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that the Net Working Capital Adjustment Amount is equal to the Estimated Net Working Capital Adjustment Amount, then there shall be no Net Working Capital adjustment to the Seller Payment Amount in respect of the Closing.

(f)          If the final Price Adjustment Statement discloses that the Airbus Prestwick Business Amount exceeds the Estimated Airbus Prestwick Business Amount, then the Seller Payment Amount shall be reduced on a dollar-for-dollar basis by the amount of such excess. If the final Price Adjustment Statement discloses that the Airbus Prestwick Business Amount is less than the Estimated Airbus Prestwick Business Amount, then the Seller Payment Amount shall be increased on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that the Airbus Prestwick Business Amount is equal to the Estimated Airbus Prestwick Business Amount, then there shall be no Airbus Prestwick Business Amount adjustment to the Seller Payment Amount in respect of the Closing.

(g)         If the final Price Adjustment Statement discloses that the Airbus Subang Business Amount exceeds the Estimated Airbus Subang Business Amount, then the Seller Payment Amount shall be reduced on a dollar-for-dollar basis by the amount of such excess. If the final Price Adjustment Statement discloses that the Airbus Subang Business Amount is less than the Estimated Airbus Subang Business Amount, then the Seller Payment Amount shall be increased on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that the Airbus Subang Business Amount is equal to the Estimated Airbus Subang Business Amount, then there shall be no Airbus Subang Business Amount adjustment to the Seller Payment Amount in respect of the Closing.

(h)         If the final Price Adjustment Statement discloses that the Transferred Business Cash Amount exceeds the Estimated Transferred Business Cash Amount, then the Seller Payment Amount shall be reduced on a dollar-for-dollar basis by the amount of such excess. If the final Price Adjustment Statement discloses that the Transferred Business Cash Amount is less than the Estimated Transferred Business Cash Amount, then the Seller Payment Amount shall be increased on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that the Transferred Business Cash Amount is equal to the Estimated Transferred Business Cash Amount, then there shall be no Transferred Business Cash Amount adjustment to the Seller Payment Amount in respect of the Closing.

(i)          If the final Price Adjustment Statement discloses that the Airbus Belfast Midfuse Business Amount exceeds the Estimated Airbus Belfast Midfuse Business Amount, then the Seller Payment Amount shall be reduced on a dollar-for-dollar basis by the amount of such excess. If the final Price Adjustment Statement discloses that the Airbus Belfast Midfuse Business Amount is less than the Estimated Airbus Belfast Midfuse Business Amount, then the Seller Payment Amount shall be increased on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that the Airbus Belfast Midfuse Business Amount is equal to the Estimated Airbus Belfast Midfuse Business Amount, then there shall be no Airbus Belfast Midfuse Business Amount adjustment to the Seller Payment Amount in respect of the Closing.

(j)          If the final Price Adjustment Statement discloses that the Closing Airbus Loan Arrangements Amount exceeds the Estimated Closing Airbus Loan Arrangements Amount, then the Seller Payment Amount shall be increased on a dollar-for-dollar basis by the amount of such excess. If the final Price Adjustment Statement discloses that the Closing Airbus Loan Arrangements Amount is less than the Estimated Closing Airbus Loan Arrangements Amount, then the Seller Payment Amount shall be decreased on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that the Closing Airbus Loan Arrangements Amount is equal to the Estimated Closing Airbus Loan Arrangements Amount, then there shall be no Closing Airbus Loan Arrangements Amount adjustment to the Seller Payment Amount in respect of the Closing.

(k)         If the final Price Adjustment Statement discloses that the Closing Airbus Liquidated Damages Amount exceeds the Estimated Closing Airbus Liquidated Damages Amount, then the Seller Payment Amount shall be increased on a dollar-for-dollar basis by the amount of such excess. If the final Price Adjustment Statement discloses that the Closing Airbus Liquidated Damages Amount is less than the Estimated Closing Airbus Liquidated Damages Amount, then the Seller Payment Amount shall be decreased on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that the Closing Airbus Liquidated Damages Amount is equal to the Estimated Closing Airbus Liquidated Damages Amount, then there shall be no Closing Airbus Liquidated Damages Amount adjustment to the Seller Payment Amount in respect of the Closing.

(l)          If the final Price Adjustment Statement discloses that the Pre-Closing Retention Payment Amount exceeds the Estimated Pre-Closing Retention Payment Amount, then the Seller Payment Amount shall be increased on a dollar-for-dollar basis by the amount of such excess. If the final Price Adjustment Statement discloses that the Pre-Closing Retention Payment Amount is less than the Estimated Pre-Closing Retention Payment Amount, then the Seller Payment Amount shall be reduced on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that the Pre-Closing Retention Payment Amount is equal to the Estimated Pre-Closing Retention Payment Amount, then there shall be no Pre-Closing Retention Payment Amount adjustment to the Seller Payment Amount with respect to such Transferred Business in respect of the Closing.

(m)        If the final Price Adjustment Statement discloses that the Specified Indebtedness Amount exceeds the Estimated Specified Indebtedness Amount, then the Seller Payment Amount shall be increased on a dollar-for-dollar basis by the amount of such excess. If the final Price Adjustment Statement discloses that the Specified Indebtedness Amount is less than the Estimated Specified Indebtedness Amount, then the Seller Payment Amount shall be decreased on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that the Specified Indebtedness Amount with respect to a Transferred Business as of the Closing Date is equal to the Estimated Specified Indebtedness Amount with respect to such Transferred Business, then there shall be no Specified Indebtedness Amount adjustment to the Seller Payment Amount with respect to such Transferred Business in respect of the Closing.

(n)         No payment pursuant to Section 2.04(e), Section 2.04(f), Section 2.04(g), Section 2.04(h), Section 2.04(i), Section 2.04(j) Section 2.04(k), Section 2.04(l), or Section 2.04(m), need be made by either party until the date that is fifteen (15) Business Days after the determination of the final Price Adjustment Statement (the “Seller Payment Amount Adjustment Due Date”); provided that, prior to or on the Seller Payment Amount Adjustment Due Date, (i) Seller shall pay or cause to be paid to Buyer (or one or more of its Affiliates as Buyer may designate by written notice provided to Seller at least two (2) Business Days prior to the Seller Payment Adjustment Due Date), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Buyer at least two (2) Business Days prior to the Seller Payment Amount Adjustment Due Date, cash in U.S. dollars in an amount equal to the aggregate positive Seller Payment Amount adjustment under Section 2.04(e), Section 2.04(f), Section 2.04(g), Section 2.04(h), Section 2.04(i), Section 2.04(j), Section 2.04(k), Section 2.04(l), or Section 2.04(m), if any, or (ii) Buyer shall pay or cause to be paid to Seller (or one or more of its Affiliates as Seller may designate by written notice provided to Buyer at least two (2) Business Days prior to the Seller Payment Adjustment Due Date), in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller at least two (2) Business Days prior to the Seller Payment Amount Adjustment Due Date, cash in U.S. dollars in an amount equal to the aggregate negative Seller Payment Amount adjustment under Section 2.04(e), Section 2.04(f), Section 2.04(g), Section 2.04(h), Section 2.04(i), Section 2.04(j), Section 2.04(k), Section 2.04(l), or Section 2.04(m), if any.

(o)         The process set forth in this Section 2.04 shall be the sole and exclusive remedy of Seller, Buyer and their respective Affiliates for any disputes arising out of or related to the Seller Payment Amount and the calculations and amounts on which it is based or set forth in the related statements and notices delivered in connection therewith.

Section 2.05           Allocation of Consideration and Seller Payment Amount.

(a)         Allocation, Generally. The parties shall (i) allocate any amounts treated as consideration for U.S. federal income tax and applicable state, local or non-U.S. tax purposes among (A) the Transferred Assets sold by each Asset Selling Affiliate and (B) the Transferred Equity Interests transferred by each Stock Selling Affiliate and (ii) allocate the Seller Payment Amounts and other amounts treated as paid by Seller or a Selling Affiliate to Buyer (or one or more of its Buyer Designated Affiliates or New Buyer Designated Affiliates) (a “Buying Affiliate”) for U.S. federal income tax and applicable state, local or non-U.S. tax purposes among the Seller and applicable Selling Affiliates (the allocations referred to in clauses (i) and (ii), collectively, the “Allocation”), as set forth in this Section 2.05. The Allocation shall be made in accordance with Section 1060 of the Code and any similar provision of state, local or non-U.S. Law. Notwithstanding anything to the contrary, solely for U.K. tax purposes, the Allocation shall further allocate to fixtures the sales price allocable to the sale by Short Brothers plc of Transferred Assets in a manner consistent with the Capital Allowances Election.

(b)         Delivery of Draft Allocations. Within ninety (90) calendar days after the Closing Date, Seller shall deliver to Buyer a draft of the Allocation that takes into account the Seller Payment Amount pursuant to Section 2.03(a)(ii). Within thirty (30) calendar days after the Seller Payment Amount Adjustment Due Date, Seller shall deliver to Buyer an amended and revised draft Allocation that accounts for any adjustments to the Seller Payment Amount pursuant to Section 2.04.

(c)         Allocation Methodology. Consistent with the methodology set forth on Schedule 2.05(c) to the Disclosure Letter, Seller shall prepare the draft Allocation pursuant to Section 2.05(b).

(d)         Disputes Regarding Allocation. If, within thirty (30) calendar days after Buyer’s receipt of any draft of the Allocation, Buyer has not objected in writing to such draft of the Allocation, such draft of the Allocation shall become final and binding. In the event that Buyer objects to Seller in writing within such thirty (30) calendar day period, the parties shall negotiate in good faith to resolve such dispute within (30) calendar days after delivery of Buyer’s objection. If the parties reach written agreement amending the Allocation within such thirty (30) calendar day period, the Allocation, as so amended, shall become final and binding on the parties. If the parties are unable to resolve such dispute, such dispute shall be submitted for resolution by and resolved promptly by an Accounting Firm (selected pursuant to the process set forth in Section 2.04(c)), the costs of which shall be split equally by Buyer and Seller. The determination made by such Accounting Firm shall be final and binding on the parties and shall be in accordance with the principles set forth in this Section 2.05 and consistent with the methodology set forth on Schedule 2.05(c) to the Disclosure Letter.

(e)         Reporting; Tax Treatment.

(i)     The parties shall treat (and shall cause their Affiliates to treat) Seller and each Asset Selling Affiliate that transfers Transferred Assets to Buyer, a Buyer Designated Affiliate or a New Buyer Designated Affiliate, as transferring such Transferred Assets in exchange for the consideration for U.S. federal income Tax and applicable state, local or non-U.S. Tax purposes allocable to such transfer under the Allocation.

(ii)    The parties shall treat (and shall cause their Affiliates to treat) Seller and each Stock Selling Affiliate that transfers Transferred Equity Interests to Buyer, a Buyer Designated Affiliate or a New Buyer Designated Affiliate, as transferring such Transferred Equity Interests in exchange for the consideration for U.S. federal income Tax and applicable state, local or non-U.S. Tax purposes allocable to such transfer under the Allocation.

(iii)   The parties shall treat Buyer, a Buyer Designated Affiliate or a New Buyer Designated Affiliate, that assumes Assumed Liabilities from Seller or a Selling Affiliate as assuming such Assumed Liabilities in exchange for the consideration for U.S. federal income Tax and applicable state, local or non-U.S. Tax purposes allocable to such assumption under the Allocation, including (A) any allocable portion of the Seller Payment Amount and (B) assets and/or Transferred Equity Interests transferred by Seller or a Selling Affiliate.

(iv)   The respective payors and recipients of the Purchase Price and the Seller Payment Amount pursuant to Section 2.03(a) shall be treated by the parties as making or receiving the allocated amounts described in this Section 2.05(e) on behalf of and at the direction of the Buyer Designated Affiliates or Selling Affiliates, as the case may be, to which such amounts are allocated (to the extent a payor or a recipient makes or receives a payment not equal to the amount allocated to such payor or recipient).

(f)          The parties shall, and shall cause their respective Affiliates to, file their Tax Returns (including IRS Form 8594, if applicable) on a basis consistent with the Allocation and the treatment described in this Section 2.05(e), and no party shall (and the parties shall cause their Affiliates not to) take a Tax Return position or any other position for applicable Tax purposes that is inconsistent with the Allocation and the treatment described in this Section 2.05(e) unless otherwise required pursuant to a final “determination” as defined in Section 1313(a) of the Code (or any similar provision of state, local or non-U.S. Law) by a Taxing Authority. In the event that the Allocation is disputed by any Taxing Authority, the party receiving notice of the dispute shall promptly notify the other party hereto, and both Seller and Buyer agree to use their commercially reasonable efforts to defend the Allocation in any audit or similar proceeding; provided that the failure to provide such notice shall not relieve either party or any of their Affiliates of any of their obligations under any of the Transaction Documents.

Section 2.06           Transfer Taxes, VAT and Other Costs.

(a)           All Transfer Taxes shall be borne one half by Buyer and one half by Seller. The party required by applicable Law to do so (or its applicable Affiliate) shall pay any Transfer Taxes to the applicable Taxing Authority when due in compliance with, and as required by, applicable Transfer Tax Laws. Each of Buyer and Seller, and their respective Affiliates, hereby agree to pay to the other party such amount as is necessary to ensure that Buyer and Seller bear their respective share of Transfer Taxes as provided for in this Section 2.06(a), subject to the receipt of reasonably satisfactory evidence of the payment of such Transfer Taxes.

(b)          Buyer shall provide Seller with a list of Buyer’s Affiliates that Buyer has designated pursuant to Section 2.02(f) to purchase and acquire Transferred Assets or Transferred Equity Interests (or assume Assumed Liabilities) at least forty-five (45) days prior to the Closing Date (or, if the applicable New Buyer Designated Affiliate was designated less than forty-five (45) days prior to the Closing Date, as soon as practicable prior to the Closing Date). Seller shall deliver to Buyer at least fifteen (15) days prior to the Closing Date (or, if the applicable New Buyer Designated Affiliate was designated less than forty-five (45) days prior to the Closing Date, as soon as practicable following such designation) a schedule of expected Transfer Taxes and VAT anticipated to be incurred by Seller or any Selling Affiliate or in connection with any Transferred Assets, Transferred Business or Transferred Equity Interests, as reasonably determined by Seller. The parties shall provide each other with any information reasonably requested to comply with applicable Transfer Tax Laws, where such information is connected with the Transfer Tax treatment or position in connection with the Sale. The amount of any refund, credit or other recovery received or utilized by either party, or their respective Affiliates of any Transfer Taxes shall be allocated as between Buyer and Seller in the same manner as provided for in Section 2.06(a).

(c)         Each of Seller and Buyer shall file, and shall cause their respective Affiliates to file, all necessary Tax Returns and other documentation required to be filed by it or its respective Affiliates with respect to all Transfer Taxes in compliance with applicable Laws and within the statutory filing periods, and if either party may file any such Tax Return, such Tax Return shall be filed by Buyer, subject to Seller’s prior review and consent, not to be unreasonably withheld or delayed. If required by applicable Law, the parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation. Seller and Buyer shall reasonably cooperate in connection with the proper and timely preparation and filing of Tax Returns and other documentation required to be filed with respect to Transfer Taxes. Seller and Buyer shall use reasonable best efforts to cooperate to minimize any Transfer Taxes described in Section 2.06(a) to the extent permitted by applicable Law.

(d)        As between Seller and Buyer, the determination of the amount of any Transfer Taxes (including whether any exemption from or reduction in Transfer Taxes is available) required to be paid to a Governmental Entity shall be made jointly by Buyer and Seller after good faith discussions between Buyer and Seller. The party required by applicable Law to pay Transfer Taxes shall control, at its sole cost, and expense, any Tax Proceeding relating to the availability of any exemption from or reduction in Transfer Taxes required to be paid to a Taxing Authority; provided that the controlling party shall keep the non-controlling party reasonably informed of each phase of such Tax Proceeding, and shall consult with the non-controlling party in good faith before taking any significant action in connection with such Tax Proceeding. Notwithstanding anything in this Section 2.06(d) to the contrary, the non-controlling party shall have the exclusive right to control any Tax Proceeding described in this Section 2.06(d) if the controlling party fails to, or notifies the non-controlling party in writing that the controlling party elects not to, defend such Tax Proceeding.

(e)         All costs and fees (other than Transfer Taxes, VAT, Seller’s legal expenses and any allocation of corporate overhead of Seller or any of its Affiliates) associated with transferring to Buyer or one of its Affiliates (or Buyer or one of its Affiliates otherwise obtaining) the Licenses and any other authorizations for any Transferred Business shall be borne and paid by Buyer when due.

(f)          VAT.

(i)     All sums payable, or consideration given, by any Person under this Agreement are exclusive of applicable VAT except where expressly stated otherwise in this Agreement and, subject to Section 2.06(f)(ii) and Section 2.06(f)(iii) below, such payor shall pay an additional amount equal to any VAT chargeable on those sums or consideration within five (5) Business Days of receipt of a valid VAT invoice from the relevant payee or its relevant Affiliate, unless, and to the extent that, the reverse-charge VAT mechanism applies to the relevant supply under applicable Law such that the relevant payor or any of its Affiliates is required to account for the relevant VAT to the relevant Taxing Authority. To the extent that any sum payable, or consideration given, under this Agreement is adjusted after the issuance of a VAT invoice, the parties agree to exchange appropriate debit invoices, credit notes or other adjustment notes in accordance with applicable Law and to adjust the settlement of any amounts of VAT paid or payable to reflect the adjusted consideration.

(ii)     The parties will (and procure that such party’s respective Affiliates will) use commercially reasonable efforts to qualify the transfer of the Transferred Assets or Transferred Equity Interests (or Assumed Liabilities) (or relevant part thereof) in connection with the applicable Transferred Business as exempt, zero-rated, outside the scope of, or otherwise not subject to VAT in each relevant jurisdiction and shall use, and procure that their respective Affiliates use, reasonable efforts to comply with any conditions applicable to such treatment under applicable Law and to report and maintain such treatment; provided that nothing in this Section 2.06(f)(ii) shall require Seller or any of its Affiliates to make an appeal to any court or tribunal against a determination of a Taxing Authority that such transfer should not be so treated. Without prejudice to the generality of the foregoing, Buyer shall endeavor to comply, and shall procure that its relevant Affiliates shall comply, with any condition imposed by relevant domestic Laws requiring the applicable Transferred Business to be run by such person as a going concern at and for any specified period following the Closing, and the parties shall, and shall procure that their relevant Affiliates shall, (A) make and maintain any reasonable claims, elections or registrations required to effect such treatment (B) give in the relevant Local Transfer Agreement or otherwise any reasonable representations or warranties required in order to achieve such treatment and (C) provide such information or records as may reasonably be requested by another party in order to enable such other party to determine the VAT treatment applicable to the transfer of the Transferred Assets or Transferred Equity Interests (or Assumed Liabilities) (or part thereof).

(iii)   In the event that, subsequent to the Closing Date, a Taxing Authority determines, to any extent, that:

(1)            the transfer of the Transferred Assets, Transferred Equity Interests or Assumed Liabilities (or, in each case, relevant parts thereof) of the Transferred Businesses does not qualify for the treatment specified under Section 2.06(f)(ii) above, the recipient of such determination shall notify the other party promptly upon receiving such determination from the relevant Taxing Authority and the parties shall use reasonable efforts to cooperate (including provision of such information or records as may reasonably be requested by another party) to enable the relevant taxpayer for VAT purposes to require such Taxing Authority to undertake any available review thereof; or

(2)            the transfer of the Transferred Assets, Transferred Equity Interests or Assumed Liabilities (or, in each case, relevant parts thereof) of the Transferred Businesses is determined by a relevant Taxing Authority to qualify for the treatment specified under Section 2.06(f)(ii) above, the recipient of such determination shall notify the other party promptly upon receiving such determination from the relevant Taxing Authority and the relevant party or its relevant Affiliate shall reverse any VAT invoice (by issuance of a credit note or other relevant mechanism under applicable Law) previously issued by such person in respect of such transfer and take any other reasonable steps under applicable Law to correct any filings made in respect of such transfer, and shall, upon receipt the relevant Taxing Authority of the benefit of the VAT previously accounted for in respect of such transfer (whether by way of refund, credit, setoff or otherwise), refund to the party that previously bore such VAT the lower of: (i) the relevant amount in respect of VAT previously paid in accordance with Section 2.06(f)(i) above (if any) and (ii) the benefit received from the Taxing Authority (less, in the case of clauses (i) and (ii), any reasonable costs and expenses incurred in such receipt and any Tax suffered on such benefit).

(iv)   Each party shall indemnify the other party for any interest and/or penalties in respect of or related to VAT that arise out of a breach by the first party or any of its Affiliates of any warranties or representations given in accordance with Section 2.06(f)(ii).

(v)   Any obligation or requirement under this Agreement for a party to indemnify another party against, or reimburse another party in respect of, any costs, charges or expenses shall include any amount in respect of VAT that the indemnified or reimbursed person has incurred in respect of such cost, charge or expense other than any VAT thereon which the recipient party is entitled to recover, whether by way of VAT credit, refund or otherwise.

Section 2.07           Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, the parties (each a “Payor”) shall each be permitted and entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement and any Ancillary Agreement such amounts as are required to be deducted and withheld under applicable Law; provided that, as soon as reasonably practicable prior to each expected Closing Date, if a Payor determines that an amount is required to be deducted and withheld, such Payor shall use commercially reasonable efforts to (a) provide the payee with notice of the Payor’s intent to deduct and withhold, which shall include a copy of the calculation of the amount to be deducted and withheld and the applicable Law supporting such calculation and (b) cooperate with the payee to reduce, minimize or eliminate such potential deductions and withholdings, including by providing a reasonable opportunity for the payee to provide forms or other evidence that would exempt such amounts from deduction or withholding (or reduce such deduction or withholding). Any amounts so deducted and withheld and timely paid or remitted to the appropriate Taxing Authority in accordance with applicable Law shall be treated for all purposes of this Agreement and such Ancillary Agreement as having been paid to such Person in respect of which such deduction and withholding was made. Notwithstanding anything to the contrary in this Agreement, solely with respect to the payment of the Airbus Liquidated Damages Amount and the Airbus Loan Arrangements Amount from Seller (or any Affiliate of Seller) to Buyer (or any Affiliate of Buyer), in the case, and to the extent, of any conflict between this Section 2.07 and the terms of the applicable Buyer Commercial Contract or the Airbus Loan Arrangements Documentation to which such Airbus Liquidated Damages Amount (or portion thereof) or Airbus Loan Arrangements Amount (or any portion thereof), as applicable, relates, the terms of this Section 2.07 shall prevail, except as set forth on Schedule 2.07 to the Disclosure Letter.

Section 2.08           Delivery by Seller at the Closing. At the Closing, Seller will deliver or cause to be delivered to Buyer, the following:

(a)         (i) IRS Forms W-9 duly executed by Seller and each Selling Affiliate (or, if a Selling Affiliate is a disregarded entity for U.S. federal income tax purposes, the Person owning such Selling Affiliate that is not disregarded for such purposes) that is a “United States person” within the meaning of Section 7701(a)(30) of the Code and (ii) the appropriate IRS Form W-8 duly executed by each Selling Affiliate (or, if a Selling Affiliate is a disregarded entity for U.S. federal income tax purposes, the Person owning such Selling Affiliate that is not disregarded for such purposes) that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code;

(b)         the officer’s certificate referred to in Section 5.02(c) hereof, duly executed by Seller;

(c)         stock certificates representing the Transferred Equity Interests related to the applicable Transferred Company (as indicated on Annex 2.02(a)) (other than any Transferred Equity Interests in a Transferred Company that is a subsidiary of another Transferred Company related to the applicable Transferred Business), together with a stock power endorsed in blank, to the extent that such Transferred Equity Interests are in certificated form, and to the extent such Transferred Equity Interests are not in certificated form or are equity interests other than shares of capital stock, other evidence of assignment or transfer as required by applicable Laws or to otherwise validly transfer title in and to the Transferred Equity Interests, in form and substance reasonably acceptable to Buyer;

(d)         unless otherwise requested by Buyer, resignation letters from the directors and officers of the Transferred Companies;

(e)         a duly executed counterpart to the General Assignment as contemplated by Section 2.02(a) (as indicated on Annex 2.02(a));

(f)          duly executed counterparts of any Local Transfer Agreement;

(g)         duly executed counterparts to any Termination Agreements;

(h)         a duly executed counterpart to the Seller Assumption Agreement as contemplated by Section 2.02(d), with respect to the Excluded Liabilities related to the Transferred Companies (as indicated on Annex 2.02(d)), solely to the extent applicable;

(i)          duly executed counterparts of each of the Licenses, substantially in the forms of Exhibit G-1 and Exhibit G-2 (the “Belfast Sublease Agreements”);

(j)          solely if the Airbus Prestwick Business constitutes a Transferred Business pursuant to Section 6.06, (i) a duly executed counterpart of each Qualifying Buyer Commercial Contract Amendment and (ii) a duly executed counterpart of a Reverse Transition Services Agreement (the body of which shall be substantially in the form of the body of the Transition Services Agreement), including the (x) schedules thereto, as finalized pursuant to Section 6.12 and (y) the other items expressly set forth in Section 6.12 related thereto, to the extent finalized pursuant to Section 6.12 (the “Reverse Transition Services Agreement”);

(k)         a duly executed counterpart of an amended and restated A220 Pylon Contract, that contains, and is consistent with, the terms set forth in Exhibit H (the “A220 Pylon Contract Amendment”);

(l)          the Seller Payment Amount (for the avoidance of doubt, not taking into account any adjustments pursuant to Section 2.04);

(m)        if the Spirit/Boeing Closing has occurred concurrently with or prior to the Closing, the Boeing Guarantee, duly executed by Boeing;

(n)         a duly executed counterpart of the Transition Services Agreement, substantially in the form of Exhibit I, including the (x) schedules thereto, as finalized pursuant to Section 6.12 and (y) the other items expressly set forth in Section 6.12 related thereto, to the extent finalized pursuant to Section 6.12 (the “Transition Services Agreement”);

(o)         a duly executed counterpart of the Intellectual Property License Agreement, substantially in the form of Exhibit J (the “IP License Agreement”); and

(p)         to the extent required under the Pre-Closing Restructuring, a duly executed counterpart of the French Purchase and Sale Agreement.

Section 2.09           Delivery by Buyer at the Closing. At the Closing, Buyer will deliver or cause to be delivered to Seller or, as designated by Seller, one or more of Seller’s Affiliates, the following:

(a)         the Purchase Price;

(b)         (i) IRS Forms W-9 duly executed by each Buying Affiliate (or, if a Buying Affiliate is a disregarded entity for U.S. federal income tax purposes, the Person owning such Buying Affiliate that is not disregarded for such purposes) that is a “United States person” within the meaning of Section 7701(a)(30) of the Code and (ii) the appropriate IRS Form W-8 duly executed by Buyer and each Buying Affiliate (or if such Buying Affiliate is a disregarded entity for U.S. federal income tax purposes, the Person owning such Buying Affiliate that is not a disregarded for such purposes) that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code;

(c)          the officer’s certificate referred to in Section 5.03(c) hereof, duly executed by Buyer;

(d)         a duly executed counterpart to the General Assignment as contemplated by Section 2.02(a) (as indicated on Annex 2.02(a));

(e)         duly executed counterparts of any Local Transfer Agreement;

(f)          a duly executed counterpart to the Assumption Agreement as contemplated by Section 2.02(c), with respect to the Assumed Liabilities (as indicated on Annex 2.02(c));

(g)         a duly executed counterpart to any Termination Agreements;

(h)         solely if the Airbus Prestwick Business constitutes a Transferred Business pursuant to Section 6.06, (i) a duly executed counterpart of the Reverse Transition Services Agreement and (ii) a duly executed counterpart of each Qualifying Buyer Commercial Contract Amendment;

(i)          duly executed counterparts of the Belfast Sublease Agreements;

(j)          a duly executed counterpart of the A220 Pylon Contract Amendment;

(k)         a duly executed counterpart of the Transition Services Agreement;

(l)          a duly executed Buyer Guarantee;

(m)         a duly executed counterpart of the IP License Agreement;

(n)         to the extent required under the Pre-Closing Restructuring, a duly executed counterpart of the French Purchase and Sale Agreement; and

(o)         a duly executed termination and release by Buyer and its applicable Affiliates of (i) Seller and its Affiliates (other than a Transferred Company) as obligors and guarantors and (ii) Liens on or covering any Excluded Assets or any assets of Seller or any of its Affiliates (other than a Transferred Company), in the case of the immediately foregoing clauses (i) and (ii), in respect of all loans, advance payments or similar forms of indebtedness provided or made available to Seller or any of its Affiliates by Buyer or any of its Affiliates pursuant to any Airbus Loan Arrangements Documentation or included within the Airbus Loan Arrangements Amount or Airbus Loan Arrangements Excluded Amount effective as of the Closing.

Article III

Representations and Warranties of Seller

Except as set forth in the Disclosure Letter, Seller represents and warrants to Buyer as follows:

Section 3.01           Organization and Good Standing.

(a)         Each of Seller, the Selling Affiliates and the Transferred Companies is a legal entity duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of its jurisdiction of incorporation or formation, and has all requisite entity power and authority to own or lease and operate its respective properties relating to the Transferred Businesses and to carry on the Transferred Businesses as now being operated and conducted.

(b)         Schedule 3.01(b) to the Disclosure Letter sets forth, as of the date of this Agreement, the (i) authorized capitalization of each of the Transferred Companies, (ii) the number of shares of each class of capital stock or other equity interests issued and outstanding in each of the Transferred Companies and (iii) the record and beneficial owner(s) of the outstanding shares, capital stock or other equity interests in the Transferred Companies. There are no outstanding warrants, options, agreements, subscriptions, rights of first refusal, preemptive rights, convertible or exchangeable securities or other Contracts pursuant to which any of the Transferred Companies is or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock or other securities or other equity interests of any of the Transferred Companies, and no equity securities or other Equity Interests of any of the Transferred Companies are reserved for issuance for any purpose. None of the Transferred Companies has any subsidiaries and none of the Transferred Companies owns any Equity Interests of any Person other than a Transferred Company. Other than as set forth in Schedule 3.01(b) to the Disclosure Letter, as of the date of this Agreement, there are no shares, capital stock or other Equity Interests of the Transferred Companies outstanding.

(c)         True and complete copies of the articles of incorporation and bylaws (or other charter or similar organizational documents) of the Transferred Companies, as in effect as of the date of this Agreement, have been made available in the Data Room.

Section 3.02           Authority. Seller has full power and authority to execute and deliver this Agreement and to carry out, or cause to be carried out, the transactions contemplated hereby. Seller and each of its relevant Affiliates has, or will have at the Closing, full power and authority to execute and deliver each applicable Ancillary Agreement to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of such applicable Ancillary Agreements to which it is or will be a party. This Agreement has been duly authorized by all necessary action on the part of Seller, has been duly executed and delivered by Seller, and assuming due authorization, execution and delivery of the other parties to this Agreement, constitutes a valid and legally binding obligation of Seller, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception and no other corporate action on the part of Seller, any of its Affiliates or any Transferred Company is necessary to authorize the execution, delivery and performance of this Agreement by Seller, any of its Affiliates and the Transferred Companies and the consummation by Seller, any of its Affiliates and the Transferred Companies of the transactions contemplated by this Agreement. Each of the Ancillary Agreements to which Seller or its Affiliates is or will be a party has been, or will be at the Closing, duly authorized by all necessary action on the part of Seller or such Affiliate thereof, as applicable, and has been, or will be at the Closing, duly executed and delivered by Seller or such Affiliate thereof, as applicable, and constitutes or will constitute a valid and legally binding obligation of Seller or such Affiliate thereof, as applicable, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception and no other corporate action on the part of Seller or any of its Affiliates is necessary to authorize the execution, delivery and performance of the Ancillary Agreements by Seller or any such Affiliate thereof, and the consummation by Seller and or any such Affiliate thereof of the transactions contemplated thereby.

Section 3.03           Consents and Approvals; Absence of Violation or Conflicts. Neither the execution and delivery of this Agreement or any of the Ancillary Agreements by Seller and its relevant Affiliates, nor the consummation by Seller and its relevant Affiliates of the Transactions nor compliance by Seller and its relevant Affiliates with any of the provisions hereof or thereof shall (a) conflict with, violate or result in any breach of any provisions of the respective certificate of incorporation, bylaws or similar organizational documents of Seller, such Affiliate thereof or the Transferred Companies, as applicable, (b) require any material authorization, approval, consent or permit of, or filing with or notification to, any Governmental Entity, except in connection with the Regulatory Filings as set forth on Schedule 3.03 to the Disclosure Letter, (c) violate, in any material respect, any Law applicable to Seller, its relevant Affiliates, the Transferred Companies or the Transferred Assets, (d) result in or constitute any material violation or default (with or without notice, lapse of time or both) under, result in breach of, or give rise to a right of termination, cancellation, material modification, acceleration of any material obligation under any of the terms, conditions or provisions of any Transferred Contract, except as set forth on Schedule 3.03 to the Disclosure Letter or (e) result in the creation of any material Lien (other than Permitted Liens) upon any of the Transferred Assets or the Transferred Equity Interests, except, in the case of the foregoing clauses (b)-(e), as would not reasonably be material to the Transferred Businesses.

Section 3.04           Title to Tangible Property and Transferred Equity Interests.

(a)         Except as otherwise disclosed in this Agreement (including, for the avoidance of doubt, the Disclosure Letter), Seller, an Asset Selling Affiliate or a Transferred Company has good and valid title to all owned tangible Transferred Assets and valid rights to all leased tangible Transferred Assets, in each case, free and clear of any Liens, other than Permitted Liens. This Section 3.04(a) does not relate to Transferred Real Property or interests in Transferred Real Property, such items being the subject of Section 3.06.

(b)         Seller, a Stock Selling Affiliate or a Transferred Company has good and valid title to the Transferred Equity Interests and any certificates representing such Transferred Equity Interests, free and clear of any Liens (other than Liens that will be released at or prior to the Closing and restrictions on transfer under the Securities Act or similar U.S. and non-U.S. state, federal and local securities laws), and is the record and the beneficial owner of all shares or units of Transferred Equity Interests. The Transferred Equity Interests are (to the extent applicable) duly authorized, validly issued, fully paid and nonassessable. Seller or an Affiliate of Seller will transfer and deliver to Buyer or a Buyer Designated Affiliate at the Closing good and valid title to the Transferred Equity Interests, free and clear of any Liens, other than restrictions on transfer under the Securities Act or similar U.S. and non-U.S. state, federal and local securities laws.

Section 3.05           Assets of the Transferred Businesses. The Transferred Assets, together with the services and licenses to be provided by Seller and its Affiliates to Buyer and its Affiliates pursuant to the Transaction Documents, constitute all of the assets that are used in, held for use in or otherwise necessary to conduct the Transferred Businesses (excluding Trademarks and Internet domain names) as currently conducted in all material respects. The Transferred Assets, together with the services and licenses to be provided by Seller and its Affiliates to Buyer and its Affiliates pursuant to the Transaction Documents, are sufficient in all material respects for the conduct of the Transferred Businesses as currently conducted (excluding with respect to Trademarks and Internet domain names). In the event of any inaccuracy in this Section 3.05 due to a good-faith omission by Seller of an asset, property, right or service, such inaccuracy shall be deemed cured if Seller promptly causes such asset, property, right or service (or the benefits and burdens of such asset, property, right or service) to be irrevocably and perpetually transferred or provided to the Transferred Companies.

Section 3.06           Transferred Real Property.

(a)         Schedule 1.01(a), in the case of any Asset Selling Affiliate, and Schedule 1.01(g) to the Disclosure Letter sets forth a complete and accurate list, in all material respects, of all real property owned or leased by Seller, any Affiliate thereof or a Transferred Company as of the date of this Agreement which is used in the Transferred Businesses, other than Excluded Assets. The Transferred Owned Real Property and the Transferred Leased Real Property (together with the real property covered by the Belfast Sublease Agreements) constitute all the real property used or held for use in connection with, necessary for the conduct of, and material to, the Transferred Business and are sufficient to conduct the Transferred Businesses as currently conducted in all material respects.

(b)         Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) Seller, an Asset Selling Affiliate or a Transferred Company has good and valid title to the Transferred Owned Real Property, free and clear of any Liens, other than Permitted Liens, (ii) Seller, an Asset Selling Affiliate or a Transferred Company has a valid leasehold interest in, or other valid right to use and occupy, the Transferred Leased Real Property, free and clear of any Liens, other than Permitted Liens, (iii) all buildings, structures, fixtures and improvements included in the Transferred Real Property are in a sufficient operating condition (subject to ordinary wear and tear), and (iv) Schedule 3.06(b) to the Disclosure Letter sets forth, as of the date of this Agreement, all leases, subleases, licenses or other written agreements granting to any third party or parties (other than Seller or any of its Affiliates) the right of use or occupancy of any material portion of the Transferred Real Property.

(c)         As of the date of this Agreement, there are no judicial or administrative actions or proceedings pending or, to the knowledge of Seller, threatened in writing under any condemnation, zoning, eminent domain or land-use Law applicable to the Transferred Real Property that, if adversely decided, would have, in the aggregate, a Material Adverse Effect on the Transferred Business located on such the Transferred Real Property.

(d)         None of the Transferred Companies (i) own (and, as of the Closing, will not own) in fee any material real property that is not included in the Transferred Company Owned Real Property and (ii) lease (and, as of the Closing, will not lease) any material real property that is not included in the Transferred Company Real Property Leases.

Section 3.07           Compliance with Laws; Licenses.

(a)         Seller’s and its applicable Affiliates’ conduct of the Transferred Businesses and ownership and use of the Transferred Assets are, and since December 31, 2021, have been, in material compliance with all applicable Laws. Seller or its applicable Affiliate has all Licenses necessary for the Transferred Businesses to own, lease and operate their properties and assets and to carry on the Transferred Businesses as it is currently conducted, and all such Licenses are valid and in full force and effect, except, in each case, where the absence of such License or the failure of such Licenses to be in full force would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Businesses, taken as a whole. There are no actions or administrative proceedings pending or, to the knowledge of Seller, threatened, which would reasonably be expected to result in the revocation, suspension or termination of any License, except for any such revocation, suspension or termination that would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Businesses, taken as a whole.

(b)         Since December 31, 2021, none of the Seller, its Affiliates or the Transferred Companies have received any written (or to the knowledge of Seller) oral notice of any Action against it alleging any material failure to comply with any applicable Law with respect to the operations of the Transferred Businesses and, to the knowledge of Seller, neither the Seller, its Affiliates nor any Transferred Companies is under investigation, audit or review by any Governmental Entity with respect to any alleged material violation of any applicable Law with respect to the operations of the Transferred Businesses and no such Action is pending.

Section 3.08           Business Contracts and Material Contracts.

(a)         Schedule 3.08(a)(i) to the Disclosure Letter sets forth all of the Material Business Contracts and Schedule 3.08(a)(ii) to the Disclosure Letter sets forth all of the Material Commingled Contracts, in each case, as of the date of this Agreement.

(b)         “Material Business Contracts” means (other than Business Employee Benefit Plans and Collective Bargaining Agreements, the Seller Debt Facilities, any Contracts with Buyer or any of its Affiliates (including any Buyer Commercial Contract) and any work orders, purchase orders and similar items entered into pursuant to any of the following Contracts, in each case, that do not materially modify the terms of the underlying Contracts) each Business Contract in effect on the date hereof and to which Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) is a party and that:

(i)     (A) is a direct procurement Contract (1) with a Significant Supplier or (2) that is reasonably expected to involve annual payments on the part of Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) in excess of $5,000,000, (B) is an indirect procurement Contract that is reasonably expected to involve annual payments on the part of Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) in excess of $1,000,000 or (C) is a distribution Contract that is reasonably expected to involve annual payments to Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) in excess of $1,000,000;

(ii)    is a joint venture or partnership or other similar agreement, in each case, with a party that is not a Transferred Company;

(iii)   (A) limits or purports to limit the ability of Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) to compete in any line of business or with any Person or in any geographic area or during any period of time or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any asset or (B) contains exclusivity obligations or restrictions binding on Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses), other than, in each case of the foregoing, Contracts with suppliers of Seller or any of its Affiliates entered into in the ordinary course of business that contain requirements for Seller or one or more of its Affiliates to purchase from such supplier all goods or services specified in purchaser orders issued thereunder or in forecasts under supplemental procurement provisions placed in conjunction with such Contract;

(iv)   is for the purchase or sale of material real property or grants any Person a right of first refusal, first offer or similar preferential right to purchase or acquire any material real property (or any material interest therein), in each case, other than as relating to any Excluded Assets;

(v)   commits any Transferred Company or the Transferred Businesses to capital expenditures of or in excess of $1,000,000 per year after the date of this Agreement;

(vi)  contains any material indemnification obligations of Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) or credit support relating to such indemnification obligations, other than any of such indemnification obligations or credit support incurred in the ordinary course of business;

(vii)  grants a Lien (other than a Permitted Lien) on any material Transferred Asset;

(viii) is a Transferred Real Property Lease;

(ix)   provides for the sale of any Transferred Asset (other than sales of inventory in the ordinary course of business) or the grant of any preferential rights (including most favored nation pricing provisions, a right of first offer or first refusal or any similar option) to purchase any Transferred Asset, in each case, which sale price is reasonably expected to exceed $1,000,000;

(x)    is a Guarantee or is any other Contract that provides for a guarantee (A) by any Person of any material liabilities or obligations of Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) or (B) by Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) of any material liabilities or obligations of any other Person, in each case of the foregoing clauses (A) and (B), other than bank guarantees granted in favor of customers, Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses);

(xi)   pursuant to which Seller, any Asset Selling Affiliate or any of the Transferred Companies receives or grants any license, ownership interest, or any other right to any Intellectual Property Right that is material to the Transferred Business, excluding (A) non-exclusive licenses (1) granted to customers or suppliers or (2) granted by customers or suppliers to Seller, any Asset Selling Affiliate or any of the Transferred Companies solely to enable each to fulfill its obligations under an applicable Contract, in each case of clauses (1) and (2), in the ordinary course of business consistent with past practice, (B) non-exclusive licenses granted to Seller, any Asset Selling Affiliate or any of the Transferred Companies to use commercially available software or IT Assets (including click-wrap, shrink-wrap and off-the-shelf licenses) and (C) Contracts with employees and contractors entered into in the ordinary course of business consistent with past practice (consistent in all material respects with forms of such Contracts made available to Buyer or its outside legal counsel) under which such employees assign, or such contractors assign, to Seller, any Asset Selling Affiliate or any of the Transferred Companies, their Intellectual Property Rights developed in the scope of their employment or engagement;

(xii)   pursuant to which any material Intellectual Property Rights have been developed for or on behalf of the Transferred Businesses, other than agreements on Seller’s standard form employee or contractor agreement;

(xiii)  is with a Governmental Entity and valuated at an amount of or in excess of $1,000,000;

(xiv) relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) and pursuant to which the Transferred Businesses or any Transferred Company has any remaining obligation or liabilities as of the date of this Agreement;

(xv)  is with a Significant Customer or a Significant Supplier, in each case, excluding routine purchase orders (A) entered into in the ordinary course of business pursuant to a master services agreement otherwise made available to Buyer and (B) that contain no other material terms other than simple purchase and sale terms pursuant to such master services agreement; or

(xvi) is a settlement or similar Contract with any Governmental Entity involving material performance by Seller or any Affiliate of Seller, any Asset Selling Affiliate (in each case, with respect to the Transferred Businesses) or any Transferred Company after the date of this Agreement.

(c)         Except as would not reasonably be expected to be material, individually or in the aggregate, to the Transferred Businesses as a whole, (i) subject to the Bankruptcy and Equity Exception, each Material Business Contract and each Material Commingled Contract is (and, as of the Closing, each Material Business Contract and Material Commingled Contract that is a Transferred Contract will be) valid, binding and in full force and effect with respect to Seller or the relevant Affiliate of Seller (in each case, with respect to the Transferred Businesses), as applicable, and, to the knowledge of Seller, each other party thereto, (ii) neither Seller nor any Affiliate of Seller (in each case, with respect to the Transferred Businesses), as applicable, is, or, as of the date of this Agreement, has received written notice alleging that it is, in material breach or default under any Material Business Contract or any Material Commingled Contract and (iii) to the knowledge of Seller, as of the date of this Agreement, none of Seller, any Affiliate of Seller (in each case, with respect to the Transferred Businesses) nor any of the other parties to any Material Business Contract or any Material Commingled Contract is in material breach or default thereunder. Except to the extent prohibited by applicable national security or similar Law, Seller has made available to Buyer a true and complete copy, in all material respects, of each Material Business Contract and each Material Commingled Contract or form thereof, in each case as in effect as of the date of this Agreement; provided that Seller shall not be required to provide any portion of a Material Commingled Contract that does not primarily relate to the Transferred Businesses or the portion of any Material Commingled Contract that is not applicable to any Transferred Business.

(d)         “Material Commingled Contracts” means each Commingled Contract (other than Business Employee Benefit Plans and Collective Bargaining Agreements and the Seller Debt Facilities and any work orders, purchase orders and similar items entered into pursuant to any Commingled Contract, in each case, that do not materially modify the terms of the underlying Contracts (other than in respect of pricing, quantities, specifications or delivery dates)) in effect as of the date of this Agreement, the performance of which is reasonably expected to involve, in each case, solely with respect to the Transferred Businesses, (i) annual payments on the part of Seller, any Asset Selling Affiliate or any applicable Transferred Company in excess of $2,500,000 (in the case of direct procurement Contracts) or $1,000,000 (in the case of indirect procurement Contracts) or (ii) annual payments to Seller, any Asset Selling Affiliate or any applicable Transferred Company in excess of $1,000,000.

Section 3.09           Intellectual Property Rights.

(a)         Seller, an Asset Selling Affiliate or a Transferred Company is, and immediately after the Closing, Buyer, one of its Affiliates or a Transferred Company, as applicable, will be, the sole and exclusive owner of all right, title and interest in and to all Transferred IP, free and clear of all Liens (other than Permitted Liens). The Licensed IP is either solely and exclusively owned by Seller or an Affiliate of Seller (other than a Transferred Company), or licensed to Seller or an Affiliate of Seller (other than a Transferred Company) pursuant to a valid and enforceable license which permits Seller or its applicable Affiliate to grant the rights contemplated by the IP License Agreement to Buyer and its Affiliates. Schedule 3.09(a) to the Disclosure Letter sets forth a true, complete and correct list of any and all registered Intellectual Property Rights included in the Transferred IP, including, as applicable, the owner, application or registration number, application or registration date and jurisdiction to which the application or registration relates (“Registered IP”). The Registered IP is duly registered in the name of Seller, an Asset Selling Affiliate or a Transferred Company, as applicable, and is not subject to any pending cancellation, interference, reissue or reexamination proceedings.

(b)         Seller and its Affiliates, as applicable, have taken reasonable measures to protect, defend, enforce and maintain the confidentiality of any Trade Secrets included in the Transferred IP. Seller and its Affiliates, as applicable, have used commercially reasonable efforts to maintain the secrecy of the Trade Secrets included in the Transferred IP. No Trade Secret included in the Transferred IP has been disclosed other than to Buyer or one of its Affiliates (in its or their capacity as a customer of Seller and its Affiliates), Representatives, contractors or other third-party service providers of Seller, the Asset Selling Affiliates and the Transferred Companies, as applicable, pursuant to written, valid and enforceable confidentiality agreements. No such confidentiality agreements have been breached or violated in any material respect.

(c)         The operation of the Transferred Businesses as currently conducted, and the products and services of the Transferred Businesses, have not, since December 31, 2021, infringed, misappropriated or otherwise violated, and do not infringe on, misappropriate or otherwise violate, the Intellectual Property Rights of any Person. There are no adverse third-party actions or proceedings pending or threatened in writing against Seller or any of its Affiliates by any Person in any court or arbitration, or by or before any Governmental Entity, and since December 31, 2021, there have been no written third-party allegations, in each case (i) to the effect that the operation or conduct of the Transferred Businesses, or the products and services of the Transferred Businesses, constitutes (or has constituted) an infringement, misappropriation, or other violation of the Intellectual Property Rights of such Person or (ii) challenging or seeking to deny or restrict in any material respect the rights of Seller or any of its Affiliates in the Transferred IP or Licensed IP.

(d)         There are no claims pending or, to the knowledge of Seller, threatened since December 31, 2021, by Seller or any of its Affiliates against any Person, nor have Seller or any of its Affiliates, since December 31, 2021, sent any written notice to any Person, in each case regarding any actual or potential infringement, dilution, misappropriation or other unauthorized use in any material respect of any Transferred IP. To the knowledge of Seller, since December 31, 2021, no Person has infringed on, misappropriated or otherwise violated, or is infringing on, misappropriating or otherwise violating any material Transferred IP.

(e)         Seller and its Affiliates, as applicable, have taken commercially reasonable measures to maintain, protect and defend and enforce all material Transferred IP under applicable Law (including, making, and maintaining in full force and effect, necessary filings, registrations and issuances). Neither Seller nor its Affiliates are using any such Transferred IP in a manner that would reasonably be expected to result in the cancellation or unenforceability of such Transferred IP (other than expirations occurring in the ordinary course of business). All Transferred IP is subsisting and, to the knowledge of Seller, valid and enforceable.

(f)          No current or former employee, consultant or contractor of Seller, any Asset Selling Affiliate or any Transferred Company has any valid claim of ownership, in whole or in part, to any Transferred IP or derivative works thereof, or has, since December 31, 2021, asserted in writing any such claim of ownership or right.

(g)         No software included in the Transferred IP is, in whole or part, subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” or similar license, or any modification or derivative thereof) that would reasonably be expected to (i) require, or condition the use, license or distribution of such software on the disclosure, licensing or distribution of any source code for any portion of such software, (ii) prohibit or restrict any Person’s ability to charge a royalty or receive consideration in connection with the sublicensing or distribution of any such software, (iii) grant any right to any Person to decompile, disassemble or otherwise reverse-engineer any such software or (iv) otherwise impose any material limitation, restriction or condition on the right or ability of Seller, an Asset Selling Affiliate or any Transferred Company, as applicable, to use, license or distribute any such software. No software included in the Transferred IP (including the source code for any software included in the Transferred IP) has been provided to any escrow agent or other Person who is not Buyer or one of its Affiliates (in its or their capacity as a customer of Seller and its Affiliates), Representative, contractor or other third-party service providers of Seller, an Asset Selling Affiliate or any Transferred Company pursuant to written, valid and enforceable confidentiality agreements with respect thereto.

Section 3.10           Legal Proceedings.

(a)         As of the date of this Agreement, there is no Action, litigation, arbitration or administrative proceedings by or against the Seller, any of its Affiliates or any Transferred Company, in each case, concerning the Transferred Businesses (each, a “Business Claim”) currently pending or, to the knowledge of Seller, threatened against (A) Seller or any of its Affiliates, in each case, (i) relating to or involving any Transferred Business, Transferred Assets, Assumed Liabilities or Transferred Companies and (ii) with respect to which liability is reasonably anticipated to exceed $1,000,000 or (B) to the knowledge of Seller, any present or former officer or director of the Transferred Companies (in such individual’s capacity) that (1) relates to or involves more than $1,000,000, (2) seeks any material injunctive relief or asserts criminal liability, or (3) relates to the Transactions.

(b)         As of the date of this Agreement, there are no outstanding payments or liabilities in respect of any settlement or similar Contract, consent decree or Material Business Contract related to any settled Business Claim.

Section 3.11           Labor and Employee Matters.

(a)         Within fifteen (15) Business Days of the date hereof, Seller shall deliver the Business Employee Census, with the final version of the Business Employee Census to be attached to this Agreement to be subject to mutual agreement by Seller and Buyer in accordance with the first sentence of Section 8.01(b). The Business Employee Census sets forth a materially complete and accurate list, as of the date of this Agreement, of each Business Employee’s: (A) name or identification number; (B) employer entity; (C) title or position; (D) full time, part time or temporary status; (E) hire date; (F) birth date; (G) in the case of Business Employees located in the United States, classification as exempt or non-exempt; (H) hourly rate of pay or base annual salary; (I) commission, incentive or discretionary bonus amounts for the prior fiscal year and the current year’s target opportunities (if applicable); and (J) whether such employee is covered by a Collective Bargaining Agreement (and, if so, identifies the applicable Collective Bargaining Agreement). Seller may redact, anonymize or omit the information included in the Business Employee Census to the extent required by applicable Data Privacy Laws. Schedule 3.11(a) to the Disclosure Letter separately sets forth a materially accurate list of all other Business Service Providers, including each individual’s (1) name (subject to applicable Data Privacy Laws) and job title, (2) work location, (3) current compensation and (4) start date.

(b)         Neither Seller nor any of its Affiliates is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining, works council or other labor union contract or labor arrangement in each case covering any Business Employee, other than any national or industry contract or arrangement or national collective bargaining agreement (or any similar arrangements applicable on an industry or national level) (together with any such national or industry contract or arrangement or national collective bargaining agreement, the “Collective Bargaining Agreements”). The consent or consultation of, or the rendering of formal advice by, any Employee Representative body is not required for Seller or any of its Affiliates to enter into this Agreement or to consummate any of the transactions contemplated hereby. No union or labor organization is certified or recognized in respect of any group of Business Employees (other than national or industry-wide unions). There are no ongoing, pending (for which Seller has received written notice), or, to Seller’s knowledge, threatened strikes, material work stoppages, material requests for representation, material pickets or material walkouts in each case by any group of Business Employees. There is no material unfair labor practice, charge or complaint ongoing, pending (for which Seller has received written notice), unresolved or, to the knowledge of Seller, threatened before any court, arbitrator, the National Labor Relations Board or any other Governmental Entity, in each case relating to any Business Employee.

(c)         Seller and its Affiliates are, and have been since December 31, 2021, in material compliance with all Collective Bargaining Agreements and all applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, immigration, safety and health, information privacy and security, wage payment, payment of holiday pay and the payment and withholding related Taxes to wages, and, to the extent applicable in the jurisdiction in which the Business Employee is based, civil rights, affirmative action, work authorization, workers compensation and continuation coverage under group health plans (collectively, “Employment Laws”).

(d)         Since December 31, 2021, (i) there are no material Actions pending or, to Seller’s knowledge, threatened by any employee, former employee, director, independent contractor or other individual service provider, or group of current or former employees, directors, independent contractors or other individual service providers, of any Transferred Company or, in the case of Business Employees, such employees of Seller or any of its Affiliates, (ii) no written notices have been received by any Transferred Company or by Seller or its other Affiliates (in the latter case in relation to Business Employees) of the intent of any Governmental Entity responsible for the enforcement of Employment Laws to conduct a material investigation of the relevant company, and (iii) no material Action is pending or, to Seller’s knowledge, threatened against any Transferred Company or Seller or any of its other Affiliates (in the latter case in relation to any Business Employees) by any Governmental Entity responsible for the enforcement of Employment Laws.

(e)         Seller and each of its Affiliates have no outstanding material liabilities under the Worker Adjustment and Retraining Notification Act of 1988, or any similar foreign, state or local law (“WARN”), in each case, with respect to the current or former Business Employees. Neither the Seller nor any of its Affiliates has taken any action that would reasonably be expected to cause Buyer or any of its Affiliates to have any material liability or other obligation following the Closing Date under WARN.

(f)          As of the date of this Agreement, No Key Business Employee has indicated to the Seller or any of its Affiliates in writing that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement.

Section 3.12           Employee Plans.

(a)         Schedule 3.12(a) to the Disclosure Letter sets forth, as of the date of this Agreement, a materially true and complete list, on a jurisdiction by jurisdiction basis, each material Business Employee Benefit Plan (or forms thereof to the extent that such individual agreement does not materially differ from any form Business Employee Benefit Plan so disclosed), and each such Business Employee Benefit Plan that is an Assumed Benefit Plan is identified with an asterisk on Schedule 3.12(a) to the Disclosure Letter.

(b)         As of the date of this Agreement, (i) with respect to each Business Employee Benefit Plan that is an equity-based compensation plan in the United States, true and complete copies have been filed with the U.S. Securities and Exchange Commission, (ii) with respect to each material Business Employee Benefit Plan that is not the subject of the preceding clause (i), the following materials have been made available in the Data Room, to the extent applicable, (A) true and complete copies, in all material respects, of all plan summary plan descriptions (including all summaries of material modifications thereof and applicable prospectuses), (B) a form or sample of each material offer letter or employment agreement (including an actual copy of any such letter or agreement that contains material individualized terms (including severance, change in control, transaction, retention or similar payments), other than, for the avoidance of doubt, terms with respect to information covered by Section 8.01(a) or employee names or addresses), (C) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (D) the current IRS determination letter and (E) Forms 1094-C for the most recent year, (iii) with respect to each Assumed Benefit Plan that is not subject to the following clause (iv), in addition to the documents listed in clause (ii), true and complete copies, in all material respects, of all plan documents (including all amendments thereto) have also been made available in the Data Room, (iv) with respect to each Assumed Benefit Plan in a jurisdiction outside of the United States in which formal plan documents are not customary, a summary of the material terms of such Assumed Benefit Plan, have been made available in the Data Room, (v) with respect to any Assumed Benefit Plan that provides defined benefit pension or retiree medical benefits, financial statements (including both regulatory financial statements and those for group accounting purposes) and actuarial reports for the most recently completed plan year and a good-faith estimate of the accumulated benefit obligation or accumulated postretirement benefit obligation of such Assumed Benefit Plan, as applicable, as of the most recently available plan year, with respect to liabilities that will, or should reasonably be expected to, become obligations of Buyer and its Affiliates, has been delivered to Buyer, (vi) with respect to any Assumed Benefit Plan described in the preceding clause (v) that is funded, a good-faith estimate, as of the most recently available plan year, of the value of the assets of such Assumed Benefit Plan that will, or should reasonably be expected to, transfer to Buyer or its Affiliates pursuant to clause (ix) of Annex 2.02(a), has been delivered to Buyer, and (vii) copies of all material non-routine documents and correspondence relating to any material Business Employee Benefit Plan received from or provided to any Governmental Entity or the plan sponsor of any Multiemployer Plan by Seller or its Affiliates during the past three (3) years.

(c)         Neither the Transferred Companies nor any of their ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has in the past six years sponsored, maintained, administered or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to any, and none of the Assumed Benefit Plans are, a defined benefit pension plan, including any plan subject to Title IV of ERISA, including any Multiemployer Plan.

(d)         Neither the Transferred Companies nor any of their ERISA Affiliates has incurred any liability on account of a “complete withdrawal” or a “partial withdrawal” (within the meaning of Sections 4203 and 4205 of ERISA, respectively) from any Multiemployer Plan and, to Seller’s knowledge, no circumstances exist that would reasonably be expected to give rise to any such withdrawal (including as a result of the Transactions). Neither the Transferred Companies nor any of their ERISA Affiliates has received any written notice of any Multiemployer Plan’s (i) failure to satisfy the minimum funding requirements of Section 412 of the Code or application for or receipt of a waiver of such minimum funding requirements, (ii) “endangered status” or “critical status” (within the meaning of Section 432 of the Code) or (iii) insolvency (within the meaning of Section 4245 of ERISA) or proposed or, to Seller’s knowledge, threatened termination. All contributions, surcharges and premium payments owed by the Transferred Companies and its ERISA Affiliates with respect to each Multiemployer Plan have been paid when due.

(e)         Each Assumed Benefit Plan (and each related trust, insurance contract or fund) (i) has been maintained, contributed to, funded, operated and administered in material compliance with the terms of such Assumed Benefit Plan and with ERISA, the Code and any other applicable Law, (ii) if intended to qualify for special Tax treatment, meets in all material respects all requirements for such treatment and (iii) if intended or required to be funded or book-reserved, is funded or book reserved, as appropriate, based upon reasonable actuarial assumptions and as required by applicable Law. All contributions, premiums and payments that are due have been made for each Assumed Benefit Plan within the time periods prescribed by the terms of such plan and applicable Law, and all contributions, premiums and payments for any period ending on or before the date of this Agreement that are not due are properly accrued to the extent required to be accrued under applicable accounting principles. There are no material pending or, to Seller’s knowledge, threatened actions, suits, investigations, audits, proceedings or claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted in respect of Assumed Benefit Plans or in respect of any other Business Employee Benefit Plan as it relates to any current or former Business Service Providers (or any Former Employee of the Transferred Companies) or the Transferred Business. To Seller’s knowledge, no events have occurred with respect to any Assumed Benefit Plan that would reasonably be expected to result in the assessment of any material excise tax against the Transferred Companies.

(f)          Neither Seller nor any of its Affiliates has any current or projected liability for, and no Business Employee Benefit Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former Business Service Providers (or any Former Employee of the Transferred Companies) (other than coverage mandated by applicable Law, including COBRA).

(g)         Each Business Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and, to Seller’s knowledge, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being issued or reissued. Each trust created under any such Business Employee Benefit Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt since its creation.

(h)         Each Assumed Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated in material compliance with, and Seller and its Affiliates have materially complied in practice and operation with, all applicable requirements of Section 409A of the Code. Neither Seller nor any of its Affiliates has any obligation to gross-up, indemnify or otherwise reimburse any current or former Business Employee (or any Former Employee of the Transferred Companies) for any Tax incurred by such Business Service Provider, including under Section 409A or 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(i)          There has been no amendment to, written interpretation of or announcement (whether or not written) by Seller or any of its Affiliates relating to, or change in employee participation or coverage under, any Assumed Benefit Plan that would increase materially the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date of this Agreement.

(j)          Neither the execution of this Agreement nor the consummation of the Transactions (whether alone or together with any other events) will, (i) entitle any Business Service Provider to any bonus, severance, change in control, retention or similar payments or benefits, (ii) result in or cause the vesting, funding or delivery of or materially increase the amount of any, payment or benefit to any Business Service Provider or (iii) limit or restrict the right of Seller or any of its Affiliates or, after the Closing, Buyer, to merge, amend or terminate any Assumed Benefit Plan (save for any such limit or restriction imposed by Law). No amount paid or payable (whether in the form of cash, property or other benefits) by Seller in connection with the Transactions (whether alone or together with any other events) will be an “excess parachute payment” within the meaning of Section 280G of the Code or subject to an excise Tax under Section 4999 of the Code.

(k)         Seller has entered into discussions with Short Brothers Pension Trustee Limited (the “Trustee”) as trustee of the Short Brothers Pension Scheme (the “Scheme”) with a view to considering if any material detriment to the covenant of the Scheme has been established in relation to the Sale and, if it has, seeking to agree to appropriate mitigation for the Scheme for any such detriment. Seller has agreed with the Trustee to provide the information the Trustee reasonably requests to enable the Trustee to assess the impact of the Sale on the covenant of the Scheme.

Section 3.13           Environmental Matters.

(a)         Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) Seller and its Affiliates, with respect to the Transferred Businesses, (A) are and, since December 31, 2021, have been, in compliance with Environmental Laws, (B) have not received any communication from any Person alleging that Seller or any of its Affiliates (or any predecessor thereof) was or is in violation of or has any liability arising under any Environmental Law, except to the extent the substance of any such allegation has been resolved, (C) have obtained, or have timely applied for, and maintained all material approvals and permits required under Environmental Laws to conduct the Transferred Businesses as conducted as of the date of this Agreement (“Environmental Permits”), (D) are, and since December 31, 2021, have been, in compliance with all terms and conditions of such Environmental Permits, (E) have not Released any Hazardous Materials at any Transferred Real Property that would reasonably be expected to result in Seller or its Affiliates, with respect to the Transferred Business, having any liability under applicable Environmental Law, (F) are not subject to any pending or, to the knowledge of Seller, threatened, Environmental Claim, (ii) no Hazardous Material has been Released at, on, in, under, to or from any Transferred Real Property or any other location, property or facility now or previously owned, leased or operated by, or any location, property or facility to which any Hazardous Material has been transported by or on behalf of, in each case, Seller or its Affiliates with respect to the Transferred Businesses (or any predecessor thereof), which, in each case, has given rise to or could reasonably be expected to give rise to liability by Seller or any of its Affiliates under any applicable Environmental Law and (iii) there is no obligation or liability of Seller or any of its Affiliates with respect to the Transferred Businesses (or any predecessor thereof) of any kind, whether contingent or actual, in each case relating to any applicable Environmental Law, Environmental Permit or Hazardous Materials, and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such obligation or liability.

(b)         Seller and its Affiliates, to the extent in Seller or its Affiliates’ possession or control, have made available to Buyer copies of any material environmental assessment reports (including Phase I and Phase II reports) investigations, studies, audits, tests, reviews, analysis or documents that relate to (i) the Transferred Businesses, (ii) the Transferred Businesses (as currently or formerly conducted) or (iii) the Transferred Real Property or any other real property or facility currently or formerly owned, leased or operated by the Seller or its Affiliates with respect to the Transferred Businesses (or any predecessors thereof).

(c)         The consummation of the transactions contemplated hereby requires no filings or notifications to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act, the Connecticut Property Transfer Law or any other Environmental Law that requires environmental investigations or other action upon a change of ownership or control of any business or property.

Section 3.14           Absence of Certain Developments. From December 31, 2023, to the date of this Agreement, (i) the Transferred Businesses have conducted their business and have been operated in the ordinary course of business in all material respects, (ii) none of Seller, any of its Affiliates or Transferred Companies has taken any action that, if taken after the execution and delivery of this Agreement, would constitute a breach of Section 6.01(b)(i), clause (A) of Section 6.01(b)(vi), Section 6.01(b)(vii), Section 6.01(b)(ix), Section 6.01(b)(xii) or Section 6.01(b)(xiv) and (iii) there have not been any effects, events, occurrences, circumstances or changes that, individually or in the aggregate, have resulted or would reasonably be expected to result in a Material Adverse Effect, except, in each case, in connection with the Transactions and the negotiation of the Transaction Documents and the Spirit/Airbus Term Sheet, or in connection with the transactions contemplated by the Spirit/Boeing Merger Agreement.

Section 3.15           No Undisclosed Liabilities. None of the Transferred Businesses or Transferred Companies has material liabilities or obligations of any nature, except (i) as specifically reflected or reserved against in the Financial Statements, (ii) Excluded Liabilities and (iii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2024 (it being understood that in no event shall any liability resulting from tortious conduct, litigation, infringement, violation of Law or breach of Contract or Intellectual Property Rights be deemed to have been incurred in the ordinary course of business consistent with past practice) or incurred pursuant to the express terms of the Transaction Documents or the Spirit/Boeing Merger Agreement.

Section 3.16           Financial Statements. The unaudited balance sheets of each of Spirit North Carolina, Spirit France, Spirit Europe, Shorts, Spirit Subang, and Spirit AeroSystems Morocco, SAS (each of the foregoing, a “Covered Spirit Entity”), in each case, as of December 31, 2024 (each, an “Entity-Level Balance Sheet”), and the related unaudited income statements of each Covered Spirit Entity for the 12-month period ended December 31, 2024 (each, an “Entity-Level Income Statement” and the Entity-Level Balance Sheet and Entity-Level Income Statement in respect of each Covered Spirit Entity, the “Entity-Level Financial Statements” and the Entity-Level Financial Statements of all of the Covered Spirit Entities, collectively, the “Financial Statements”) are attached as Schedule 3.16(a) to the Disclosure Letter. Except as set forth on Schedule 3.16(b) to the Disclosure Letter, (i) each of the Entity-Level Financial Statements have been prepared in all material respects in accordance with GAAP from the books and records of the applicable Covered Spirit Entity, consistently applied throughout the periods indicated and (ii) the balance sheet information included in each Entity-Level Balance Sheet fairly presents in all material respects the financial position of the applicable Covered Spirit Entity as of the date of the balance sheet information set forth therein, and each statement of income included in each Entity-Level Income Statement fairly presents in all material respects the results of operations of the applicable Covered Spirit Entity for the periods set forth therein, in each case, except as otherwise noted or qualified in the applicable Entity-Level Financial Statements and subject to normal recurring year-end adjustments and the absence of notes. Notwithstanding anything in this Section 3.16 to the contrary, (i) the Financial Statements are limited by the fact that neither the Covered Spirit Entities nor the Transferred Businesses have operated as separate “stand-alone” entities apart from Holdings during the periods set forth in the Financial Statements, and Buyer acknowledges that the Financial Statements may not necessarily be indicative of the conditions that would have existed or the results of operations that would have been achieved if the Covered Spirit Entities or the Transferred Businesses had been operated as unaffiliated companies, and (ii) Seller makes no representation or warranty as to the portions of the Financial Statements to the extent relating to the Excluded Assets, Excluded Liabilities or the Retained Business.

Section 3.17           Product Warranty; Aviation Regulation Compliance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or with respect to any matters set forth in Schedule 4.09 to the Disclosure Letter or any Additional Airbus Liquidated Damages, (a) since December 31, 2021, each product manufactured, sold or delivered by Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) or any Transferred Company in connection with the Transferred Businesses has been in substantial conformity with all applicable contractual specifications and all contractual warranties made by Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) or such Transferred Company (as applicable) (except to the extent any non-conformity is consented to by the applicable customer and with respect to Airbus Liquidated Damages Amount), (b) each of Seller and any Affiliate of Seller (in each case, with respect to the Transferred Businesses) and Transferred Company is, and since the December 31, 2021 has been, in compliance with all applicable Laws prescribed by the U.S. Federal Aviation Administration (the “FAA”) under Title 14 of the Code of Federal Regulations and similar Laws prescribed by foreign aviation authorities (such Laws, including those prescribed by the FAA, collectively, “Aviation Regulations”) and (c) since the December 31, 2021, none of Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) or any Transferred Company has, with respect to the Transferred Businesses, (i) violated or been subject to an investigation with respect to (other than routine inspections that are not the result of any potential noncompliance and are conducted in the ordinary course of business) or made voluntary disclosures with respect to potential violations of any Aviation Regulations or (ii) has been cited in writing by the FAA or foreign aviation authorities for any material nonconformances, noncompliance, discrepancies or violations, including those identified during, or as a result of, any inspections or audits. Except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Transferred Businesses, since December 31, 2021, none of Seller or any Affiliate of Seller (in each case, with respect to the Transferred Businesses) or any Transferred Company has received in respect of the Transferred Businesses any Air Worthiness Directives (as such term is defined in the Federal Aviation Regulations, 14 C.F.R. § 39) issued by the FAA (or, with respect to such issuances by any foreign aviation Governmental Entity, the foreign equivalent thereof) pursuant to which a safety issue or deficiency was identified or found in any of the products of the Transferred Businesses at any time since December 31, 2021, and no such Air Worthiness Directives are pending.

Section 3.18           Taxes.

(a)         All income and other material Tax Returns that are required to be filed by or on behalf of each Transferred Company and with respect to the Transferred Assets have been filed (taking into account any extension of time within which to file). All such Tax Returns were true, correct and complete in all material respects. All material Taxes required to be paid by any Transferred Company or with respect to any Transferred Asset (whether or not shown as due on any Tax Returns) have been duly and timely paid in full (or have been duly and timely paid in full on their behalf), other than Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established to the extent required by GAAP.

(b)         All material amounts required to be withheld by each Transferred Company or with respect to the Transferred Assets or the Transferred Businesses in connection with any amounts paid or owing to any supplier, independent contractor, creditor, equity holder or other Person (each as determined for Tax purposes) for Taxes have been duly and timely withheld and such withheld Taxes have been duly and timely paid to the proper Governmental Entity in compliance with applicable Law.

(c)         No Transferred Company, or Seller or any Selling Affiliate with respect to the Transferred Assets or the Transferred Businesses, has (i) received or applied for a Tax ruling within the past ten (10) years or since the Applicable Ownership Date, if the Applicable Spirit Ownership Date falls within the past ten (10) years, or (ii) entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision or any similar provision of state, local or non-U.S. Law), in either case that would be binding upon any Transferred Company, the Transferred Assets or the Transferred Businesses after the Closing Date.

(d)         There are no Liens for a material amount of Taxes upon any of the Transferred Assets or any other assets of the Transferred Businesses or the Transferred Companies, except for Permitted Liens.

(e)         As of the date of this Agreement, no deficiency, adjustment or claim with respect to material Taxes against the Transferred Companies or with respect to the Transferred Assets or the Transferred Businesses has been proposed, asserted or assessed in writing that remains unpaid, and there are no pending or threatened in writing proceedings regarding any material Taxes of a Transferred Company or with respect to the Transferred Assets or the Transferred Businesses, in each case, other than deficiencies for Taxes or threatened Taxes that have been paid or are being contested in good faith in appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP.

(f)          No agreement waiving or extending any statute of limitations with respect to, or the period of assessment or collection of, material Taxes, is currently in effect with respect to any of the Transferred Companies or with respect to the Transferred Assets or the Transferred Businesses, other than pursuant to extensions of a due date for filing a Tax Return obtained in the ordinary course of business, and no power of attorney with respect to any such Taxes has been filed or entered into with any Governmental Entity and remains in effect (other than a power of attorney entered into the ordinary course of business with a tax return preparer or similar advisor that is limited in scope to ordinary course Tax filing or other Tax compliance matters).

(g)         No Transferred Company (i) is, or was during any taxable period for which the period of assessment or collection remains open, a member of any affiliated, consolidated, combined, unitary or other group for Tax purposes (other than any such group the common parent of which is Seller or any of its Affiliates (each, a “Seller Consolidated Group”)) or (ii) has any material liability for Taxes of any Person (other than a Transferred Company or any member of a Seller Consolidated Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor.

(h)         No Transferred Company has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(i)          No jurisdiction in which a Transferred Company does not file a Tax Return of a particular type (or pay a Tax of a particular type) has asserted in writing a claim that the Transferred Company is or may be subject to Taxes of such type or required to file Tax Returns of such type in such jurisdiction.

(j)          Within the past two (2) years, no Transferred Company has constituted a “distributing corporation” or a “controlled corporation” (each within the meaning of Section 355(a)(1)(A) of the Code) in a distribution that was intended to be governed by Section 355 of the Code.

(k)         No Transferred Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any accounting method change for a taxable period ending on or prior to the Closing Date; (ii) any installment sale or open transaction made on or prior to the Closing Date; (iii) any prepaid amount or advance payments received or deferred revenue received or accrued on or prior to the Closing Date; (iv) any deferred intercompany transaction or excess loss account, in each case, described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local Law); or (v) Section 965 of the Code.

(l)          No Transferred Company is a party to or bound by any Tax Sharing Agreement other than those solely between or among Transferred Companies.

(m)        None of the Non-U.S. Selling Affiliates are transferring U.S. real property interests as defined in Section 897(c) of the Code.

(n)         Schedule 3.18(n) to the Disclosure Letter lists the entity classification of each Transferred Company for U.S. federal income tax purposes, and any change in entity classification of any Transferred Company for U.S. federal income tax purposes since the date of its formation.

Section 3.19           Certain Compliance Matters.

(a)         Neither Seller nor any of its Affiliates, directors, officers or employees, nor, to the knowledge of Seller, any distributor, agent, representative, sales intermediary or other third party acting on behalf of Seller or any of its Affiliates, in any way relating to the Transferred Businesses, (i) has taken any action in material violation of any Applicable Anti-Corruption Law, including the U.S. Foreign Corrupt Practices Act (“FCPA”) (15 U.S.C. § 78 dd-1 et seq.) or (ii) has corruptly offered, paid, given, promised to pay or give or authorized the payment or gift of anything of value, directly or indirectly, to any Public Official for purposes of (A) influencing any act or decision of such Public Official in his or her official capacity, (B) inducing such Public Official to do or omit to do any act in violation of his or her lawful duty, (C) securing any improper advantage or (D) inducing such Public Official to use his or her influence with a government, Governmental Entity or commercial enterprise owned or controlled by any government (including state-owned or controlled medical facilities), in each case of the foregoing clauses (A)-(D), in order to assist the Transferred Businesses or any Person related in any way to the Transferred Businesses in obtaining or retaining business or directing any business to any Person, in each case, as would be a material violation of applicable Law.

(b)         Seller and its applicable Affiliates currently maintain auditing and monitoring processes and systems of internal controls as part of their compliance program that are reasonably designed to ensure compliance by the Transferred Businesses, as currently operated by Seller and its applicable Affiliates, with all Applicable Anti-Corruption Laws pertaining to the FCPA and anti-corruption.

(c)         Seller and its applicable Affiliates currently maintain procedures and controls reasonably designed to promote compliance by the Transferred Businesses, as currently operated by Seller and its applicable Affiliates, with all applicable Sanctions and Customs & Trade Laws, except as would not reasonably be expected to be, individually or in the aggregate, material to the Transferred Businesses, taken as a whole. Neither Seller nor, to the knowledge of Seller, any of its officers, directors or employees, is a Sanctioned Person. In the past five (5) years Seller and its applicable Affiliates have operated the Transferred Businesses in material compliance with applicable Sanctions and Customs & Trade Laws, and to the knowledge of Seller, in the five (5) years preceding the date of this Agreement, the Transferred Businesses have not been the subject of any investigation, penalty or citation by a Governmental Entity for noncompliance with Sanctions or Customs & Trade Laws.

(d)         To the knowledge of Seller, Seller and its applicable Affiliates are not party to any proceeding or subject to any investigation, in each case, by a Governmental Entity relating to an alleged violation of Laws by Seller or any of its applicable Affiliates, or Seller’s or its Affiliates’ executives, employees, agents or any individuals or companies acting on Seller’s or its Affiliates’ behalf, in each case, concerning the Transferred Businesses and the transactions contemplated under this Agreement.

Section 3.20         IT Systems; Data Privacy; Personal Information Protection.

(a)         Seller, an Asset Selling Affiliate or a Transferred Company is, and immediately after the Closing, Buyer, one of its Affiliates or a Transferred Company, as applicable, will be, the sole and exclusive owner of, the Transferred IT Systems. Since December 31, 2021, there have been no security breaches, unlawful or unauthorized access, use, exfiltration, destruction, modification, corruption or data (including Personal Information) losses (each, a “Data Breach”) of the Transferred IT Systems or the Seller IT Systems (or, in each case, any information or transactions stored or contained therein or transmitted thereby) that have adversely affected the ordinary course operation of any Transferred Business. The Transferred IT Systems are functional and operate and perform in accordance with their documentation and functional specifications and otherwise in a manner that permits Seller and its Affiliates to conduct the Transferred Businesses, and are free and clear of (i) all material bugs, errors and defects and (ii) all Trojan horses, time bombs, malware and other corruptants. Seller and its Affiliates, as applicable, have taken commercially reasonable steps consistent with industry standards to maintain and protect the confidentiality, integrity, operation and security of the Transferred IT Systems and the Seller IT Systems (and, in each case, any information or transactions stored or contained therein or transmitted thereby), including the implementation of commercially reasonable (A) data backup, (B) disaster avoidance and recovery procedures, (C) business continuity procedures and (D) encryption and other security protocol technology.

(b)         With respect to the Transferred Businesses, Seller and each Affiliate of Seller (i) is in material compliance, and has, since December 31, 2021, materially complied, with any and all of its then-current written privacy, data (including Personal Information) protection and data security policies, contractual obligations, binding industry standards and Data Privacy Laws regarding or relating to processing of Personal Information by or on behalf of the Transferred Businesses (collectively, “Data Security Obligations”), (ii) has not received any written notice from any applicable Governmental Entity or written complaint from any other Person alleging any material non-compliance with any Data Security Obligation, nor has Seller or an Affiliate of Seller, in each case with respect to the Transferred Businesses, been threatened in writing to be charged with any such non-compliance by any Governmental Entity and (iii) takes and, since December 31, 2021, has taken, commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical and administrative safeguards) to protect Personal Information in its possession or under its control against loss and unauthorized access, use, modification or disclosure. With respect to the Transferred Businesses, no Actions are pending or, to the knowledge of Seller, threatened, against Seller or any of its Affiliates alleging non-compliance with any Data Security Obligation. To the knowledge of Seller, there are no pending investigations by any Governmental Entity relating to the compliance of Seller and its Affiliates, as applicable, with any Data Security Obligation.

Section 3.21           Significant Customers; Significant Suppliers.

(a)         Schedule 3.21(a) to the Disclosure Letter lists the names of each of the five (5) most significant customers of the Transferred Businesses (measured by dollar volume) (excluding Buyer and its Affiliates) for the twelve (12)-month period ended December 31, 2023 (the “Significant Customers”). As of the date of this Agreement, none of the Significant Customers has terminated its relationship with Seller or the applicable Affiliate thereof, as applicable, with respect to the Transferred Businesses. As of the date of this Agreement, neither Seller nor any of its Affiliates has received any written notice that any Significant Customer has ceased or will cease to act as a customer of the Transferred Businesses or that such Significant Customer intends to terminate or materially modify existing Contracts with Seller or its Affiliates that are in each case material to the Transferred Businesses.

(b)         Schedule 3.21(b) to the Disclosure Letter lists the names of each of the (i) twenty-five (25) most significant suppliers of the Transferred Businesses (measured by dollar volume) and (ii) to the extent not included in the twenty-five (25) most significant suppliers of the Transferred Businesses (measured by dollar volume), the five (5) most significant suppliers in respect of each Transferred Business (measured by dollar volume), in each case, for the twelve (12)-month period ended December 31, 2023 (the “Significant Suppliers”). As of the date of this Agreement, none of the Significant Suppliers has terminated its relationship with Seller or the applicable Affiliate thereof, as applicable, with respect to the Transferred Businesses. As of the date of this Agreement, neither Seller nor any of its Affiliates has received any written notice that any Significant Supplier has ceased or will cease to act as a supplier of the Transferred Businesses and, to the knowledge of Seller, no Significant Supplier intends to terminate or materially modify existing Contracts with Seller or its Affiliates.

Section 3.22           Brokerage Fees. Except for Morgan Stanley & Co. LLC, neither Seller, any of Seller’s Affiliates nor any Transferred Company has employed or retained any broker, finder or investment bank, or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees, in each case, in connection with the Transactions.

Section 3.23           Intercompany Arrangements. Except for (a) the Transaction Documents and (b) as listed on Schedule 3.23 to the Disclosure Letter, there are no arrangements, understandings and Contracts between or among Seller or any Affiliates of Seller, on the one hand, and any Transferred Company or the Transferred Businesses, on the other hand that are material to the Transferred Businesses (“Related Party Contracts”).

Section 3.24           Information and Consultation. Seller and its Affiliates have complied in all material respects with their requirements pursuant to applicable Law or relevant agreements in connection with the information and consultation processes with the works council of Spirit France.

Section 3.25         No Other Representations.

(a)         Except for the representations and warranties expressly made by Seller in this Article III (as qualified by the Disclosure Letter), any Ancillary Agreement and the certificate referred to in Section 5.02(c), none of Seller, its Affiliates or its or their respective Representatives, nor any other Person, whether or not acting on behalf of Seller, has made, shall be deemed to have made, makes or has been authorized to make any representation, warranty or statement of any kind or nature whatsoever, express or implied, written or oral, at law or in equity, statutory or otherwise, on behalf of or with respect to Seller, its Affiliates or its or their respective Representatives, the Transferred Businesses, the Transferred Assets, the Excluded Assets, the Transferred Equity Interests, the Transferred Companies, the Assumed Liabilities or the Excluded Liabilities, including any representation, warranty or statement as to the accuracy or completeness of, or lack of errors or omissions in, any information regarding Seller, its Affiliates or its or their respective Representatives, the Transferred Businesses, the Transferred Assets, the Excluded Assets, the Transferred Equity Interests, the Transferred Companies, the Assumed Liabilities, the Excluded Liabilities or any other matter furnished or made available to Buyer, its Affiliates or its or their respective Representatives or any other Person (including any information, documents or materials made available to Buyer, its Affiliates or its or their respective Representatives or any other Person in the Data Room or otherwise, in a confidential information memorandum or any management presentations or in any other form in respect of or in expectation of the Transactions) and Seller, on behalf of itself and its Affiliates, and its and their respective Representatives, hereby disclaims and shall have no liability for any and all representations, warranties or statements not expressly set forth in this Article III (as qualified by the Disclosure Letter), any Ancillary Agreement or the certificate referred to in Section 5.02(c). Without limiting the generality of the foregoing, except for the representations and warranties expressly made by Seller in this Article III (as qualified by the Disclosure Letter), any Ancillary Agreement and the certificate referred to in Section 5.02(c), none of Seller, its Affiliates or its or their respective Representatives, nor any other Person, whether or not acting on behalf of Seller, has made, shall be deemed to have made, makes or has been authorized to make any representation, warranty or statement of any kind or nature whatsoever, express or implied, written or oral, at law or in equity, statutory or otherwise, with respect to (a) any forward-looking statements, projections, forecasts, estimates, plans or budgets of future revenue, profitability, prospects or success, expenses or expenditures, future results of operations, future cash flows or the future financial condition of any Transferred Business, any Transferred Company or the future business, operations or affairs of any Transferred Business or any Transferred Company, or the reasonableness of the assumptions underlying any of the foregoing items in this clause (a), or (b) any representation or warranty arising from, or which may otherwise be applicable because of the provisions of, any Law, including the warranties of merchantability, usage, suitability and fitness for a particular purpose, or the workmanship of or absence of any defects in any assets, whether latent or patent.

(b)         None of Buyer or any of its Affiliates or its or their respective Representatives has relied on, and none are relying on, any representations or warranties from Seller or any other Person in determining to enter into this Agreement, except for the representations and warranties expressly made by Seller in this Article III (as qualified by the Disclosure Letter), any Ancillary Agreement and the certificate referred to in Section 5.02(c).

Article IV

Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

Section 4.01           Buyer’s Organization; Power; Execution. Buyer and each Affiliate of Buyer that is a party to any Ancillary Agreement are legal entities duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of their respective jurisdictions of incorporation or formation, except as would not reasonably be expected to materially impair or materially delay Buyer or its Affiliates from consummating the Sale or otherwise prevent Buyer or its Affiliates from performing, in all material respects, their respective obligations hereunder. Buyer has full power and authority to execute and deliver this Agreement and to carry out, or cause to be carried out, the transactions contemplated hereby. Each of Buyer and its Affiliates that are party to any Ancillary Agreement has, or will have at the Closing, full power and authority to execute and deliver each applicable Ancillary Agreement to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of such applicable Ancillary Agreements to which it is or will be a party. This Agreement has been duly authorized by all necessary action on the part of Buyer, has been duly executed and delivered by Buyer and constitutes a valid and legally binding obligation of Buyer, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. Each of the Ancillary Agreements to which Buyer or any of its Affiliates is or will be a party has been, or will be at the Closing, duly authorized by all necessary action on the part of Buyer or such Affiliate, as applicable, and has been, or will be at the Closing, duly executed and delivered by Buyer or such Affiliate, as applicable, and constitutes or will constitute a valid and legally binding obligation of Buyer or such Affiliate, as applicable, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.02           Consents and Approvals; Absence of Violation or Conflicts. Neither the execution and delivery of this Agreement or any of the Ancillary Agreements by Buyer and each Affiliate of Buyer that is or will be a party to any Ancillary Agreement, nor the consummation by Buyer and each Affiliate of Buyer that is or will be a party to any Ancillary Agreement of the Transactions nor compliance by Buyer and each Affiliate of Buyer that is or will be a party to any Ancillary Agreement with any of the provisions hereof or thereof shall (a) conflict with, violate or result in any breach of any provisions of the respective certificate of incorporation, bylaws or similar organizational documents of Buyer or any Affiliate of Buyer that is or will be a party to any Ancillary Agreement, (b) require any authorization, approval, consent or permit of, or filing with or notification to, any Governmental Entity, except in connection with the Regulatory Filings as set forth on Schedule 4.02 to the Disclosure Letter, (c) violate, in any material respect, any Law applicable to Buyer or any Affiliate of Buyer that is, will be or becomes party to any Ancillary Agreement or (d) require any authorization, approval, consent or permit under any Contract between Buyer or any Affiliate of Buyer that is or will be a party to any Ancillary Agreement, on the one hand, and a third party, on the other hand, except, in the case of the foregoing clauses (b)-(d), as would not, individually or in the aggregate, have adversely affected or would reasonably be expected to adversely affect, in any material respect, the ability of Buyer and its Affiliates to perform their obligations under this Agreement or consummate any of the Transactions.

Section 4.03           Information and Consultation. Buyer and its Affiliates have complied in all material respects with their requirements pursuant to applicable Law or relevant agreements in connection with the information and consultation processes with the Airbus SE European Works Council, the Airbus Commercial Committee and the works council of Airbus Atlantic SAS.

Section 4.04           Litigation. As of the date of this Agreement, there are no actions, suits, proceedings, claims or investigations pending or, to the knowledge of Buyer, threatened in writing concerning Buyer or any of its Affiliates relating to the Transactions.

Section 4.05           Solvency. As of the Closing, immediately after giving effect to all of the Transactions, Buyer and its subsidiaries shall be Solvent. For the purpose of this Section 4.05, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person shall, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that shall be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged after such date and (c) such Person shall be able to pay its liabilities, including contingent and other liabilities, as they mature. For the purpose of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person shall be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. No transfer of property is being made, and no obligation is being incurred, in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer or any of its Affiliates (including, after the Closing, the applicable Transferred Companies).

Section 4.06           Investment Purpose. Buyer is acquiring the Transferred Companies for its own account as an investment without the present intent to sell, transfer or otherwise distribute the equity of any such Transferred Company to any other Person. Buyer has made, independently and without reliance on any of, Seller (except to the extent that Buyer has relied on the representations and warranties set forth in this Agreement), its own analysis of the Transferred Companies. Buyer acknowledges that the equity of the Transferred Companies are not registered pursuant to the Securities Act, or any other securities law, and that none of such equity may be transferred, except pursuant to an applicable exception under the Securities Act or applicable securities law.

Section 4.07           Regulatory Matters. Buyer has conducted an assessment and determined that the Transferred Assets and the Transferred Businesses do not (i) produce, design, test, manufacture, fabricate, or develop “critical technologies,” as that term is defined at 31 C.F.R. § 800.215, (ii) perform the functions set forth in column 2 of Appendix A to 31 C.F.R. § 800 with respect to covered investment critical infrastructure or (iii) collect or maintain, directly or indirectly, “sensitive personal data,” as that term is defined at 31 C.F.R. § 800.241; and therefore is not a “TID U.S. business,” as that term is defined at 31 C.F.R. § 800.248.

Section 4.08           Brokerage Fees. Except for Jefferies International Limited and Marsh USA LLC, neither Buyer, nor any of its Affiliates, has employed or retained any broker, finder or investment bank, or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees, in each case, in connection with the Transactions.

Section 4.09           Certain Claims. As of the date of this Agreement, Buyer does not have any knowledge of any Liquidated Damages Claims and Warranty Claims, except for the items set forth on Schedule 4.09 to the Disclosure Letter.

Section 4.10           Certain Intellectual Property Rights. To the knowledge of Buyer, based upon material provided in the Data Room and Buyer’s due diligence thereof, the Transferred IP Schedule sets forth a true, correct and complete list of all material Transferred IP, as of the date hereof.

Section 4.11           R&W Insurance Policy. Buyer has delivered to Seller a true, correct and complete copy of the R&W Insurance Policy as to be attached to the binder agreement. As of the date of this Agreement, the R&W Insurance Policy is bound. Buyer has fully paid any and all premiums, fees, expenses and Taxes in connection with the R&W Insurance Policy that are due and payable to the broker or underwriter or any taxing authority as of the date hereof pursuant to the terms of the R&W Insurance Policy. Buyer has used its commercially reasonable efforts to remove any specific exclusions under the R&W Insurance Policy.

Section 4.12           Independent Investigation; No Other Representations.

(a)         Buyer is an informed and sophisticated purchaser and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Transferred Assets and the Transferred Equity Interests and its assumption of the Assumed Liabilities, in each case pursuant to the terms of this Agreement. Buyer has conducted to its satisfaction its own independent investigation, review and analysis of the Transferred Businesses, the Transferred Assets, the Excluded Assets, the Transferred Equity Interests, the Transferred Companies, the Assumed Liabilities and the Excluded Liabilities, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller and its Affiliates for such purpose. In entering into this Agreement, Buyer has relied solely upon its own independent investigation, review and analysis and the representations and warranties of Seller expressly set forth in Article III (as qualified by the Disclosure Letter) and the certificate referred to in Section 5.02(c).

(b)         Buyer understands, acknowledges and agrees that the Transferred Assets and the Transferred Equity Interests are sold “AS IS, WHERE IS” and Buyer agrees to accept the Transferred Assets and the Transferred Equity Interests on the Closing Date applicable to the Transferred Business to which such Transferred Assets and Transferred Equity Interests relate (as indicated on Annex 2.02(a)) in the condition they are in at the place they are located on the Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature whatsoever made by Seller, its Affiliates or its or their respective Representatives or any other Person, whether or not acting on behalf of Seller, other than the representations and warranties of Seller expressly set forth in Article III (as qualified by the Disclosure Letter), any Ancillary Agreement and the certificate referred to in Section 5.02(c). Buyer further understands, acknowledges and agrees that the representations and warranties of Seller expressly set forth in Article III (as qualified by the Disclosure Letter), any Ancillary Agreement and the certificate referred to in Section 5.02(c) constitute the sole and exclusive representations, warranties and statements of any kind of Seller, its Affiliates or its or their respective Representatives or any other Person, whether or not acting on behalf of Seller, to Buyer, its Affiliates or its or their respective Representatives or any other Person in connection with the Transaction Documents and the Transactions, and Buyer understands, acknowledges and agrees that all other representations, warranties, and statements of any kind or nature whatsoever, express or implied, written or oral, at law or in equity, statutory or otherwise, on behalf of or with respect to Seller, its Affiliates or its or their respective Representatives, the Transferred Businesses, the Transferred Assets, the Excluded Assets, the Transferred Equity Interests, the Transferred Companies, the Assumed Liabilities or the Excluded Liabilities, including any representation, warranty or statement as to the accuracy or completeness of, or lack of errors or omissions in, any information regarding Seller, its Affiliates or its or their respective Representatives, the Transferred Businesses, the Transferred Assets, the Excluded Assets, the Transferred Equity Interests, the Transferred Companies, the Assumed Liabilities, the Excluded Liabilities or any other matter furnished or made available to (or otherwise acquired by) Buyer, its Affiliates or its or their respective Representatives or any other Person (including any information, documents or materials made available to Buyer, its Affiliates or its or their respective Representatives or any other Person in the Data Room or otherwise, in a confidential information memorandum or any management presentations or in any other form in respect of or in expectation of the Transactions) are in each case specifically disclaimed by Seller (on behalf of itself and its Affiliates, and its and their respective Representatives), and none of Seller, its Affiliates or its or their respective Representatives shall have any liability for any representations, warranties or statements not expressly set forth in Article III (as qualified by the Disclosure Letter), any Ancillary Agreement or the certificate referred to in Section 5.02(c). Without limiting the generality of the foregoing, Buyer understands, acknowledges and agrees that none of Seller, its Affiliates or its or their respective Representatives, nor any other Person, whether or not acting on behalf of Seller, has made, shall be deemed to have made, makes or has been authorized to make any representation, warranty or statement of any kind or nature whatsoever, express or implied, written or oral, at law or in equity, statutory or otherwise, with respect to (i) any forward-looking statements, projections, forecasts, estimates, plans or budgets of future revenue, profitability, prospects or success, expenses or expenditures, future results of operations, future cash flows or the future financial condition of any Transferred Business, any Transferred Company or the future business, operations or affairs of any Transferred Business or any Transferred Company, or the reasonableness of the assumptions underlying any of the foregoing items in this clause (i), or (ii) any representation or warranty arising from, or which may otherwise be applicable because of the provisions of, any Law, including the warranties of merchantability, usage, suitability and fitness for a particular purpose, or the workmanship of or absence of any defects in any assets, whether latent or patent, in each case except as expressly set forth in Article III (as qualified by the Disclosure Letter), any Ancillary Agreement or the certificate referred to in Section 5.02(c). Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts, estimates and other forward-looking statements, as well as in such business and strategic plans, in each case with which Buyer is familiar, that Buyer takes full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts, estimates and other forward-looking statements, as well as such business and strategic plans, so furnished to Buyer, its Affiliates or its or their respective Representatives (including the reasonableness of the assumptions underlying such projections, forecasts, estimates or forward-looking statements or business or strategic plans), and that Buyer, its Affiliates and its and their respective Representatives have not relied on such information and will have no claim against Seller or any other Person with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, the Ancillary Agreements and the certificate referred to in Section 5.02(c). BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN ARTICLE III (AS QUALIFIED BY THE DISCLOSURE LETTER), THE ANCILLARY AGREEMENTS AND THE CERTIFICATE REFERRED TO IN SECTION 5.02(c), BUYER IS NOT RELYING ON ANY REPRESENTATIONS, WARRANTIES OR STATEMENTS OF ANY KIND OR NATURE WHATSOEVER, EXPRESS OR IMPLIED, WRITTEN OR ORAL, AT LAW OR IN EQUITY, STATUTORY OR OTHERWISE, AS TO, OR THE LACK OF ANY ERRORS OR OMISSIONS OR THE CONCEALMENT OF INFORMATION RELATING TO, ANY MATTER CONCERNING SELLER, ITS AFFILIATES OR ITS OR THEIR RESPECTIVE REPRESENTATIVES, THE TRANSFERRED BUSINESSES, THE TRANSFERRED ASSETS, THE EXCLUDED ASSETS, THE TRANSFERRED EQUITY INTERESTS, THE TRANSFERRED COMPANIES, THE ASSUMED LIABILITIES, THE EXCLUDED LIABILITIES, THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION FURNISHED OR MADE AVAILABLE TO (OR OTHERWISE ACQUIRED BY) BUYER, ITS AFFILIATES OR ITS OR THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON.

Article V

Conditions to Closing

Section 5.01           Conditions Precedent to Buyer’s and Seller’s Obligations to Closing. The obligations of each of Buyer and Seller to consummate the Closing are subject to the satisfaction, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived, to the extent permitted by applicable Law, in whole or in part by the mutual written agreement of Buyer and Seller):

(a)          No Law enacted, entered, promulgated, enforced or issued by any Governmental Entity shall be in effect that prohibits the Closing (each, a “Closing Legal Impediment”).

(b)         The statutory waiting period (and any extension thereof) under the HSR Act, if applicable, shall have expired or been earlier terminated and all required authorizations, orders, grants, consents, clearances, permissions and Government Approvals, including under any applicable Antitrust Laws or Foreign Investment Laws, specified on Schedule 5.01(b) to the Disclosure Letter (the authorizations, orders, grants, consents, clearances, permissions and approvals under (x) any Antitrust Laws or Foreign Investment Laws, specified on Schedule 5.01(b) to the Disclosure Letter and (y) to the extent that an HSR Act filing is required pursuant to Section 6.05(b), the HSR Act, collectively, the “Required Regulatory Approvals”) shall have been obtained and remain in full force and effect, in each case, without the imposition of any Burdensome Condition. For the avoidance of doubt, the issuance by the FTC or DOJ of a “warning letter” in which the agency states that, despite expiration or termination of the HSR Act waiting period, or otherwise taking no action to prevent the Closing, its investigation remains open and/or ongoing, shall not be grounds for finding that any condition set forth in this Article V has not been satisfied.

(c)          The Spirit/Boeing Closing shall have occurred or Seller and Boeing shall have delivered a joint written notice to Buyer that (i) all of the conditions to the Spirit/Boeing Closing set forth in the Spirit/Boeing Merger Agreement have been satisfied or, to the extent permitted by applicable Law, waived by the applicable party entitled to the benefit of such conditions, in each case, other than (A) those conditions that by their nature are to be satisfied at the Spirit/Boeing Closing (other than the consummation of the Closing), but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions and (B) the consummation of the Closing and (ii) subject to the consummation of the Closing prior to the Spirit/Boeing Closing and within three (3) Business Days following the date of delivery of such joint written notice, Boeing and Spirit are ready, willing and able and intend to, consummate the Spirit/Boeing Closing on the third (3rd) Business Day following the date of delivery of such joint written notice. For the avoidance of doubt, unless otherwise mutually agreed by Seller and Buyer in writing, the Closing with respect to each Transferred Business shall occur substantially simultaneously with, and shall be conditioned upon, the Closing with respect to each other Transferred Business (such that all Transferred Businesses are acquired by Buyer under this Agreement at substantially the same time).

Section 5.02           Conditions Precedent to Buyer’s Obligations to Closing. The obligation of Buyer to consummate the Closing is subject to the satisfaction, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived, to the extent permitted by applicable Law, in whole or in part by Buyer in writing):

(a)          (i) The Seller Fundamental Representations qualified as to materiality or “Material Adverse Effect” shall be in true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case, as of the Closing as if made on the Closing Date (other than representations and warranties made as of a specified date, which shall have been true and correct in all respects for those qualified as to materiality or “Material Adverse Effect” and in all material respects for those not so qualified, in each case, as of the date specified) and (ii) all other representations and warranties of Seller contained in Article III shall be true and correct (except with respect to the definitions of “Material Business Contract,” or “Material Commingled Contract” without giving effect to any references to “material,” “materially,” “Material Adverse Effect,” “material adverse effect” or other similar materiality qualifications contained or incorporated in any such representation or warranty) on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), in each case, except for such failures to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)         Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)          Buyer shall have received a certificate signed on behalf of Seller by a duly authorized officer of Seller certifying that the conditions set forth in Sections 5.02(a), (b) and (d) have been satisfied as of the Closing.

(d)         Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e)          The Data Separation shall be completed in all material respects.

(f)          The Pre-Closing Restructuring Actions set forth on Schedule 5.02(f) to the Disclosure Letter that are required to be completed by Seller and its Affiliates shall have been completed.

Section 5.03           Conditions Precedent to Seller’s Obligations to Closing. The obligation of Seller to consummate the Closing is subject to the satisfaction, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived, to the extent permitted by applicable Law, in whole or in part by Seller in writing):

(a)         (i) The Buyer Fundamental Representations qualified as to materiality shall be in true and correct in all respects, and those not so qualified shall be true and correct in all material respects, in each case, as of the Closing as if made on the Closing Date (other than representations and warranties made as of a specified date, which shall have been true and correct in all respects for those qualified as to materiality and in all material respects for those not so qualified, in each case, as of the date specified) and (ii) all other representations and warranties of Buyer contained in Article IV shall be true and correct (without giving effect to any references to “material,” “materially” or other similar materiality qualifications contained or incorporated in any such representation or warranty) on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), in each case, except for such failures to be true and correct that do not, individually or in the aggregate, have a material adverse effect on the ability of Buyer and its Affiliates to perform their obligations under this Agreement or to consummate the Sale.

(b)         Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)         Seller shall have received a certificate signed on behalf of Buyer by a duly authorized officer of Buyer certifying that the conditions set forth in Sections 5.03(a) and (b) have been satisfied as of the Closing.

Section 5.04           Frustration of Closing Conditions. No party may rely, whether as a basis for not consummating the Transactions or for terminating this Agreement or otherwise, on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such party’s breach of this Agreement.

Article VI

Certain Covenants

Section 6.01           Conduct of Transferred Businesses.

(a)          Except as set forth on Schedule 6.01(a) to the Disclosure Letter, as expressly contemplated by the Separation Plan (including, for the avoidance of doubt, the Pre-Closing Restructuring Actions and the Pre-Closing Restructuring), as expressly contemplated by the Spirit/Boeing Merger Agreement or the French Purchase and Sale Agreement, as required by applicable Law or as otherwise expressly contemplated by this Agreement (including Section 6.06, Section 6.10, Section 6.11 and Article VIII) or consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the Closing Date (or the earlier termination of this Agreement in accordance with its terms), Seller agrees to (and to cause each of its Affiliates and each Transferred Company to) (i) run the Transferred Businesses and Transferred Companies in the ordinary course and (ii) use commercially reasonable efforts to:

(1)            preserve the business relationships of any Transferred Business and any Transferred Company with key suppliers, customers, distributors and employees; and

(2)            maintain all material structures, equipment and other tangible personal property of such Transferred Business and such Transferred Company in their present repair, order and condition, except for depletion and wear and tear occurring in the ordinary course of business.

(b)         Except as set forth on Schedule 6.01(a) to the Disclosure Letter, as expressly contemplated by the Spirit/Boeing Merger Agreement, as expressly contemplated by the Separation Plan (including, for the avoidance of doubt, the Pre-Closing Restructuring Actions and the Pre-Closing Restructuring), as expressly required by applicable Law or as otherwise expressly contemplated by this Agreement (including Section 2.02(g) and Section 6.06), during the period from the date of this Agreement to the Closing Date (or the earlier termination of this Agreement in accordance with its terms), Seller shall not, and shall cause each of its Affiliates and each applicable Transferred Company to not, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), and in each case solely to the extent related to the applicable Transferred Business or with respect to any Transferred Asset or any Assumed Liability (but excluding to the extent related to any Excluded Asset or Excluded Liability):

(i)            issue, sell, transfer, redeem or otherwise dispose of any shares of, or other equity interests in, the Transferred Companies, or securities convertible into or exchangeable for such shares or equity interests of any Transferred Company, or issue or grant any options, warrants, calls, subscription rights or other rights of any kind to acquire such shares or equity interests of any Transferred Company, other than as otherwise permitted by clause (iii);

(ii)           (A) adopt, materially amend or terminate any material Business Employee Benefit Plan applicable to any current or former Business Employee or (B) materially increase the compensation or employee benefits provided to any Business Employee, except, (1) in each case of the foregoing clauses (A) and (B), as required by any Collective Bargaining Agreement or Business Employee Benefit Plan as in effect as of the date hereof entered into in accordance with Section 6.01(b)(iv), (2) in the case of clause (A), as may be initiated by Seller or one or more of Seller’s Affiliates (other than the applicable Transferred Companies) with respect to their employees generally in the applicable jurisdiction or geographic location (so long as the action is designed to apply uniformly to eligible Business Employees and a material number of eligible similarly situated other employees of Seller or its applicable Affiliate who are not Business Employees), (3) in the case of clause (B), in connection with (i) the promotion of any such employee who is not a Key Business Employee in the ordinary course of business consistent with past practice or (ii) in connection with annual merit-based compensation increases to Business Employees’ base salary or base wage rate in the ordinary course of business consistent with past practice of not more than (a) five percent (5%) in the aggregate, (b) for Key Business Employees, four percent (4%) individually or (c) for all other Business Employees, eight percent (8%) individually and (4) in each case of the foregoing clauses (A) and (B), as permitted by Section 6.01(b)(iii) below;

(iii)          except as required pursuant to the terms of any Business Employee Benefit Plan in effect as of the date hereof, grant or issue any equity or equity-based awards retention, transaction or change in control bonus, double-trigger award or similar arrangement to any Business Employee, except, in each case, (A) retention, transaction or change in control bonuses or similar arrangements in an aggregate amount, when combined with any retention, transaction or change in control bonuses or similar arrangements listed on Schedule 1.01(b)(i), not to exceed $3,500,000, that are granted or issued by Seller or its Affiliates after the date hereof (following reasonable consultation with Buyer) and, in the case of the allocation of such arrangements, subject to Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) to Business Employees who are expected to be Transferred Employees, and (B) any retention, transaction or change in control bonuses, double-trigger awards or similar arrangements not otherwise permitted by the foregoing in this Section 6.01(b)(iii) that are granted or issued by Seller or its Affiliates after the date hereof with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) to Business Employees who are expected to be Transferred Employees;

(iv)          negotiate, establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or other agreement with a labor union, works council or similar organization covering any employee who is expected to be a Transferred Employee as of the Closing Date, except, in each case, (A) as required by any Collective Bargaining Agreement as in effect on the date hereof, (B) as required by applicable Law or (C) where such Collective Bargaining Agreement or other agreement applies uniformly to a material number of similarly situated employees of Seller or any of its Affiliates who are not Business Employees;

(v)           (A) hire any employee who is expected to be assigned into the Transferred Business or into a Transferred Company, other than to fill vacancies arising due to terminations of employment of individuals who are not Key Business Employees, (B) terminate the employment of any Key Business Employee, other than for cause, (C) engage in any reductions-in-force or mass layoffs of any the Business Employees, (D) transfer the employment or engagement of any Business Service Provider from the Transferred Companies to Seller or any of its Affiliates (other than the Transferred Companies) or otherwise out of the Transferred Business to the Retained Business, (E) transfer the employment of a U.S. Offer Employee from Seller or any of its Affiliates to the Transferred Companies or (F) transfer the employment or engagement of any individual who is not a Business Service Provider from Seller or any of its Affiliates (other than the Transferred Companies) to the Transferred Companies or otherwise into the Transferred Business from the Retained Business;

(vi)          (A) make any material changes with respect to any financial accounting policies or procedures of the applicable Transferred Business or any applicable Transferred Company, (B) materially change any Transferred Company’s or Transferred Business’s cash management practices or its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue, acceptance of customer deposits or any other aspect of its management of working capital, (C) lengthen in any material respect the payment terms or accelerate in any material respect any payment due or owed by a third-party to a Transferred Company or a Transferred Business or (D) intentionally delay or accelerate payment of any account payable or other liability due by a Transferred Company or Transferred Business beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practice (other than, with respect to clauses (C) and (D), any actions required to comply with the terms of Section 6.07 or in respect of payments or liability under any Buyer Commercial Agreement), and, in each case of clauses (A) through (D), other than such changes or actions (1) that are consistent with the Accounting and Adjustment Policies, (2) as may be necessary or appropriate to conform to GAAP or applicable Law, (3) that are made for purposes of effectuating any of the divestitures contemplated by Section 6.06 or (4) that are made by Seller or any of its Affiliates to provide for (a) delayed payments to suppliers of Seller or any of its Affiliates or (b) accelerated payments from customers of Seller or any of its Affiliates, in the case of the foregoing clauses (4)(a) and (4)(b), as may be reasonably necessary to manage the liquidity needs of Seller or any of its Affiliates;

(vii)         pledge, sell, lease, transfer, license, assign, encumber, dispose of or make subject to a Lien (other than any Permitted Liens) to any third party or Seller or any of its Affiliates (other than a Transferred Business) (A) any Transferred Equity Interest or (B) Transferred Asset (other than Transferred IP, which is addressed in clause (ix) below), in each case, having an aggregate value in excess of $2,500,000, in each case of this clause (vii), other than (x) the sale of inventory or obsolete, worn-out or excess equipment or assets in the ordinary course of business or (y) the transfer or sale of accounts receivable arising from a Buyer Commercial Contract pursuant to the factoring arrangement with Taulia Inc.;

(viii)        other than with respect solely to an Excluded Liability, enter into any settlement or release with respect to any Action, other than any settlement or release that contemplates only the payment of money paid in full prior to Closing without ongoing material limits on the conduct or operation of the Transferred Business and results in a full release of the claims giving rise to such Action;

(ix)           transfer, sell, lease, sublease, license, or sublicense to a third party, or abandon, cancel, allow to lapse or knowingly fail to take any action necessary to maintain, or otherwise dispose of any Transferred IP, or incur, permit or suffer to exist the creation of any Lien (other than a Permitted Lien) upon, any such Transferred IP, except (A) the lapse or expiration of registrations and applications for registrations included in the Transferred IP at the end of their natural term or (B) non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(x)            make any material change to any privacy policy with respect to the Transferred Businesses, except as required by applicable Law;

(xi)           create, incur, assume or guarantee any debt for borrowed money, issue any debt securities or assume, grant, guarantee or endorse, or otherwise as an accommodation become responsible for, any indebtedness for borrowed money, in each case, in excess of $2,500,000 in the aggregate, in each case of this clause (xi), other than (A) any such indebtedness that will be discharged, terminated or forgiven prior to or at the Closing, (B) any such indebtedness that is an Excluded Liability or (C) any such indebtedness incurred pursuant to a Contract with Airbus; provided that, for the avoidance of doubt, any indebtedness incurred under this Section 6.01(b)(xi) and which is outstanding at the Closing shall be treated as Specified Indebtedness, solely to the extent applicable with respect to such defined term and in accordance with the Accounting and Adjustment Policies;

(xii)          make any acquisition of any assets or business other than (A) acquisitions of inventory, equipment, machinery or other goods or services in the ordinary course of business or (B) solely in the case of acquisitions of assets (but not, for the avoidance of doubt, businesses), acquisitions (1) for consideration not in excess of $2,500,000 in any individual transaction or series of related transactions or $5,000,000 in the aggregate in any twelve (12)-month period after the date of this Agreement or (2) as expressly contemplated by Seller’s capital budget;

(xiii)         amend the organizational documents of the Transferred Companies;

(xiv)        (A) make, change or revoke any material Tax election of or with respect to any of the Transferred Businesses or the Transferred Companies, (B) change any material Tax accounting period or adopt or change any material Tax accounting method of or with respect to any of the Transferred Businesses or the Transferred Companies, (C) file any material amended Tax Return of or with respect to any of the Transferred Businesses or the Transferred Companies, (D) obtain any Tax ruling or enter into any closing or similar agreement with respect to material Taxes of or with respect to any of the Transferred Businesses or the Transferred Companies, (E) settle any material Tax claim, proceeding, assessment or audit relating to or with respect to the Transferred Businesses or the Transferred Companies, (F) surrender any right of or with respect to any of the Transferred Businesses or the Transferred Companies to claim a material Tax refund, (G) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment of or with respect to any of the Transferred Businesses or the Transferred Companies or (H) take any of the actions in the foregoing clauses (A) through (G) with respect to the Transferred Assets that would reduce any material Tax asset of the Buyer and its Affiliates (which, for the avoidance of doubt, shall include the Transferred Companies after Closing), or reasonably be expected to have a material and adverse Tax impact on Buyer, in each case, after the Closing;

(xv)         other than with respect to Contracts relating to the activities described in any other clause of this Section 6.01(b), which shall be governed by those respective clauses, and solely to the extent such Contract will be binding upon the Buyer or its Affiliates (including, as of and following the Closing, the Transferred Companies) following the Closing, (A) assign, waive, release or relinquish any material rights under, terminate, modify or amend, in any material respect, any Material Transferred Contract or (B) enter into a new Contract that would be a Material Transferred Contract if entered into prior to the date hereof, other than, in each case of the foregoing clauses (A) and (B), (x) renewals or expirations in the ordinary course of business consistent with past practices substantially in accordance with the terms of any Material Transferred Contract, (y) the entrance into, or modification or amendment of, Contracts with any suppliers for the purposes of increasing the pricing terms in connection with a renewal entered into in the ordinary course of business consistent with past practices to the extent such increased price does not augment the aggregate unit cost of any work package for the Transferred Businesses (or any of them) by more than 1% of the aggregate cost immediately prior to such increase and (z) any Contract with Buyer or any of its Affiliates, on the one hand, and Seller or any of its Affiliates, on the other hand; or

(xvi)         agree, whether in writing or otherwise, to do any of the foregoing.

(c)          Notwithstanding the foregoing, nothing in this Section 6.01 will prevent Seller or any of its Affiliates from taking any actions expressly contemplated by Section 6.07 or expressly required to be taken by Seller or any of its Affiliates under the terms of the Spirit/Boeing Merger Agreement or the Buyer Commercial Contracts.

(d)         Without limiting Seller’s and its Affiliates’ obligations under Section 6.01(b), Section 6.01(a) shall not prevent Seller or any of its Affiliates from taking or failing to take any such actions in good faith and in a commercially reasonable manner as are reasonably necessary to protect the health and safety of the personnel or employees of the Transferred Businesses in direct response to an Exigency Event (including taking or following any Exigency Measures); provided that, except in exigent circumstances, Seller consults in good faith with Buyer regarding the merits thereof prior to taking any such action, considers in good faith any reasonable requests made by Buyer in respect of such actions and keeps Buyer reasonably informed of each such action.

(e)         Except (i) as otherwise required by this Agreement, (ii) as required by applicable Law or (iii) as required by a Business Employee Benefit Plan as in effect as of the date of this Agreement, during the period from the date of this Agreement to the Closing Date (or the earlier termination of this Agreement in accordance with its terms) Seller agrees not to, and to cause each applicable Transferred Company not to, issue or sell any capital stock or other equity interests or options, warrants, calls, subscriptions or equity rights to purchase any capital stock or other equity interests of such Transferred Company or any subsidiary of such Transferred Company or split, combine or subdivide the capital stock or other equity interests of such Transferred Company or any subsidiary of such Transferred Company, in each case to a Person other than to Seller or a Stock Selling Affiliate or another Transferred Company, or authorize or effect any amendment to or otherwise change in any material respect the organizational documents of any Transferred Company or any subsidiary of such Transferred Company. Notwithstanding the foregoing, nothing in this Section 6.01(e) will prevent Seller or any of its Affiliates from taking any actions contemplated by Section 6.07.

Section 6.02           Airbus Liquidated Damages.

(a)         During the period from the date of this Agreement to the Closing Date (or the earlier termination of this Agreement in accordance with its terms), Buyer shall use commercially reasonable efforts to identify and quantify, in good faith, on a reasonably consistent basis, and in any case consistent with past practice, any Liquidated Damages Claims, including, to the extent not quantified, any Liquidated Damages Claims that are set forth on Schedule 4.09 to the Disclosure Letter under the heading “Liquidated Damages Claims” (such damages under such Liquidated Damages Claims (as such damages are determined in accordance with, and subject to the terms and limitations set forth in, the applicable Buyer Commercial Contract and regardless of whether or not such damages are quantifiable), “Additional Airbus Liquidated Damages”).

(b)         Within thirty (30) days following the date of this Agreement, Buyer shall provide written notice to Seller (the “Initial Liquidated Damages Notice”) of any Additional Airbus Liquidated Damages that are known and reasonably quantifiable by Buyer (or should reasonably be known and quantifiable by Buyer) (each, “Known and Quantifiable Liquidated Damages”), and have not been paid by Seller or any of its Affiliates or waived or released by Buyer or any of its Affiliates (including pursuant to Section 11.13), in each case, as of the date of this Agreement. For the avoidance of doubt, any Liquidated Damages Claims that are set forth on Schedule 4.09 to the Disclosure Letter under the heading “Liquidated Damages Claims” shall be deemed to be included in the Initial Liquidated Damages Notice. If, during the period from the date of this Agreement to the Closing Date (or the earlier termination of this Agreement in accordance with its terms), any Additional Airbus Liquidated Damages become Known and Quantifiable Liquidated Damages, Buyer shall provide written notice to Seller of such Additional Airbus Liquidated Damages (each such notice and the Initial Liquidated Damages Notice, a “Liquidated Damages Notice”) within thirty (30) days following the end of the calendar month in which such Additional Airbus Liquidated Damages become Known and Quantifiable Liquidated Damages (but in any event no later than the Closing). Each Liquidated Damages Notice shall include (i) the amount of the applicable Additional Airbus Liquidated Damages and the Airbus Liquidated Damages Amount as of the end of the applicable calendar month, (ii) a reasonably detailed description of such Additional Airbus Liquidated Damages and (iii) to the extent known after reasonable investigation, reasonable supporting information, data, back-up materials and other documentation detailing the basis for such Additional Airbus Liquidated Damages.

(c)         In connection with Seller’s review of a Liquidated Damages Notice and the contents thereof, (i) Buyer shall afford to Seller, its Affiliates and its and their respective Representatives reasonable access during normal business hours to the personnel, properties, books and records of the Transferred Businesses to the extent relevant to Seller’s, its Affiliates’ and its and their respective Representatives’ review of the Liquidated Damages Notice and (ii) Buyer shall, and shall cause its Affiliates to, consult with Seller, its Affiliates and its and their respective Representatives in good faith and provide Seller, its Affiliates and its and their respective Representatives with any additional reasonably requested information, data, back-up materials and other documentation with respect to the Additional Airbus Liquidated Damages information claimed in the applicable Liquidated Damages Notice.

(d)         The nature of any Additional Airbus Liquidated Damages, and the Airbus Liquidated Damages Amount, set forth in a Liquidated Damages Notice timely delivered by Buyer in accordance with Section 6.02(b) shall become final and binding upon the parties on the sixtieth (60th) day after receipt thereof by Seller unless Seller provides a Notice of Disagreement to Buyer prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement so asserted. Seller shall be deemed to have agreed with the portion of any Additional Airbus Liquidated Damages, and the Airbus Liquidated Damages Amount, set forth in a Liquidated Damages Notice timely delivered by Buyer in accordance with Section 6.02(b) that are not specified as in dispute in the Notice of Disagreement. If a timely Notice of Disagreement is received by Buyer, the nature of any Additional Airbus Liquidated Damages, and the Airbus Liquidated Damages Amount, set forth in the applicable Liquidated Damages Notice (as revised in accordance with Section 2.04(d)) shall become final and binding upon the parties on the date all such matters in dispute are resolved in accordance with the procedures set forth in Section 2.04(d). Notwithstanding anything herein to the contrary, and for the avoidance of doubt, any Notice of Disagreement may include a dispute as to whether Additional Airbus Liquidated Damages that are not reflected in the applicable Liquidated Damages Notice are considered Known and Quantifiable Liquidated Damages; provided that, if any such Additional Airbus Liquidated Damages are not included in a Notice of Disagreement and such Additional Airbus Liquidated Damages are considered Known and Quantifiable Liquidated Damages in accordance with the dispute resolution provisions set forth in Section 2.04(d) and, as a result, should have been included in the applicable Liquidated Damages Notice, then such Additional Airbus Liquidated Damages shall be deemed Released Airbus Liquidated Damages for purposes of this Agreement (including Section 11.13); provided, further, that the failure to include in a Notice of Disagreement a dispute as to whether Additional Airbus Liquidated Damages that are not reflected in the applicable Liquidated Damages Notice are considered Known and Quantifiable Liquidated Damages shall not prevent Seller from disputing the amount of such Additional Airbus Liquidated Damages to the extent such Additional Airbus Liquidated Damages are included in a subsequent Liquidated Damages Notice.

(e)          Notwithstanding anything in this (i) Section 6.02 to the contrary, (A) all amounts and other items set forth in any Liquidated Damages Notice that is delivered in accordance with this Section 6.02 within thirty (30) days prior to the Closing Date and (B) the Liquidated Damages Claims that are set forth on Schedule 4.09 to the Disclosure Letter under the heading “Liquidated Damages Claims”, in the case of the immediately foregoing clauses (A) and (B), shall automatically be deemed in dispute and shall be resolved (whether prior to or following the Closing) in accordance with Section 2.04 and (ii) Agreement to the contrary, Buyer shall not be entitled to assert any claim, right or remedy with respect to any Additional Airbus Liquidated Damages or for any Airbus Liquidated Damages Amount at any time at or following the Closing, other than for the Additional Airbus Liquidated Damages that are Known and Quantifiable Liquidated Damages to the extent that they, together with the applicable Airbus Liquidated Damages Amounts, have been included in a Liquidated Damages Notice that has been submitted to Seller pursuant to Section 6.02(b) prior to the Closing and have not been finally resolved pursuant to this Section 6.02 and/or Section 2.04(d). For the avoidance of doubt, this Section 6.02 shall not limit or impair any rights that Buyer or any of its Affiliates may have to indemnification under Article X for any Excluded Liabilities (including, for the avoidance of doubt, any rights that Buyer or any of its Affiliates may have to indemnification under Article X for any Warranty Claims or for the matters set forth on Annex 2.02(d)(i)); provided, however, (A) Buyer and its Affiliates (or any of them) shall not be entitled to recover or obtain any damages or obtain any other remedy, in each case, permitted to be recovered or obtained under any provision of this Agreement with respect to an Excluded Liability or Liquidated Damages Claim to the extent that Buyer and its Affiliates (or any of them) (1) have already recovered or obtained damages or obtained a remedy (provided that, for the purpose of this clause (A)(1), the amount of any prior recoveries, damages or remedies shall be calculated less reasonable attorney’s fees and any out-of-pocket costs and expenses of Buyer or any of its Affiliates incurred in connection with such recovery, damage or remedy (including any deductible, retention, administrative expense, retrospective premium or other similar cost or expense, but excluding the foregoing to the extent recovered from self-insurance policies, captive insurance policies or any other similar arrangements)) or (2) are in material breach of any of their covenants or agreements under Section 2.04(d)(ii) or Section 6.02 with respect to such Excluded Liability or Liquidated Damages Claim, (B) subject to the immediately foregoing clause (A), that the existence of a claim for indemnification under Article X with respect to a Warranty Claim for the same or substantially the same underlying facts, matters or circumstances that would give rise to or result in any portion of an Airbus Liquidated Damages Amount shall not, in and of itself, cause such claim for indemnification to be treated as a claim for Known and Quantifiable Liquidated Damages and (C) subject to the immediately foregoing clause (A), the waiver and release of any Additional Airbus Liquidated Damages pursuant to Section 11.13(a)(ii)(F)(2) with the same or substantially the same underlying facts, matters or circumstances that would give rise to or result in a claim for indemnification under Article X with respect to a Warranty Claim shall not cause such claim for indemnification under Article X with respect to a Warranty Claim to be waived or released.

Section 6.03           Spirit France. For the avoidance of doubt, any reference to the Transferred Equity Interests shall be deemed to include the Spirit France Shares (to the extent the Spirit France Shares are Transferred Equity Interests under the Pre-Closing Restructuring); provided that, notwithstanding anything to the contrary contained in this Agreement, but subject in all respects to the terms of the Pre-Closing Restructuring, (i) the sale and purchase of the Spirit France Shares will occur after satisfaction of the conditions precedent set forth in the French Purchase and Sale Agreement and (ii) the purchase price for the Spirit France Shares shall be determined and paid pursuant to the French Purchase and Sale Agreement and the French Purchase Price (as defined in the French Purchase and Sale Agreement) shall not be part of (or taken into account to determine) the Purchase Price, including the Seller Payment Amount Adjustment.

Section 6.04           Disclosure. During the period from the date of this Agreement to the Closing Date (or the earlier termination of this Agreement in accordance with its terms), Seller shall give prompt notice to Buyer of (i) any notice received by Seller subsequent to the date of this Agreement and prior to the Closing Date of (or other communication relating to, or the occurrence of) any material default under any Material Business Contract or any Material Commingled Contract, (ii) any notice or other communication from any third party to any such Material Business Contract or any Material Commingled Contract alleging that the consent of such third party is required under the terms of such Material Business Contract or Material Commingled Contract, as applicable, in connection with the Transactions, other than, in each case of clauses (i) and (ii), under any Buyer Commercial Contract, and (iii) to the extent permitted by applicable Law, any written notice received by Seller or any of its Affiliates of any investigation or proceeding that is formally initiated by a Governmental Entity against Seller or any of its Affiliates prior to Closing primarily relating to any alleged material violation of Laws by Seller or any of its applicable Affiliates, or Seller’s or its Affiliates’ executives, employees, agents or any individuals or companies acting on Seller’s or its Affiliates’ behalf, in each case, in connection with the operations of the Transferred Businesses (provided that the foregoing in this clause (iii) shall not apply to any notices received from a Governmental Entity in connection with any authorizations, approvals (including Antitrust Approvals and Foreign Investment Approvals), consents, waivers, qualifications and orders of Governmental Entities in connection with the Transactions). It being understood and agreed, however, that any good faith failure by Seller to provide prompt written notice to Buyer shall not, in and of itself, constitute a breach of this Section 6.04 that results in the failure of the condition set forth in clause (v) of Section 5.02(b).

Section 6.05           Reasonable Best Efforts; Regulatory Approvals; Access.

(a)         Subject to the terms and conditions set forth in this Agreement, (i) each of Seller and Buyer shall, and shall cause its applicable Affiliates to, (A) make the filings necessary to obtain the Required Regulatory Approvals and use its reasonable best efforts to make any other notices or filings required by applicable Law, (B) use its reasonable best efforts to obtain all authorizations, approvals (including Antitrust Approvals and Foreign Investment Approvals), consents, waivers, qualifications and orders of Governmental Entities in connection with the Transactions, (C) subject to applicable Law relating to the exchange of information, use its reasonable best efforts to cooperate with Boeing and provide to Boeing all information reasonably requested by Boeing, and necessary, for the satisfaction of the Purchaser Approval; provided that Boeing also cooperates with the parties, inform each the Seller and the Buyer of any substantive communication to, or from, any Governmental Entity in relation to the Purchaser Approval, and consults with each of the Seller and the Buyer in advance of any substantive written submission to any Governmental Entity in relation to the Purchaser Approval; and (D) use its reasonable best efforts to take other actions, in each case of the foregoing clauses (A)-(D) as is necessary to consummate the Sale as soon as reasonably practicable after the date of this Agreement; provided that, each party shall be responsible for bearing its own costs, fees, consideration or other amounts to obtain such authorizations, approvals, consents, waivers, qualifications and orders and (ii) Buyer and Seller shall, and shall cause their applicable Affiliates to, accept or otherwise offer such conditions, restrictions, limitations, or agreements affecting such party’s or any of its Affiliates’ rights in respect of the ownership or operation of the Transferred Assets (or any of them), the Transferred Businesses (or any of them) and/or the Retained Business following the Closing that are necessary to resolve any objections asserted by any Governmental Entity with respect to the Transactions that, if unresolved, would prevent the Closing. For the avoidance of doubt, and notwithstanding anything to the contrary contained herein or in any other Transaction Document, Buyer and Seller shall not (and shall cause their respective Affiliates not to), and neither Buyer nor Seller (or their respective Affiliates) shall be required to, in each case, propose, negotiate, effect or agree to, (i) the sale, divestiture, license or other disposition or transfer of any assets, businesses, product lines, programs other than the Transferred Businesses and Transferred Assets, (ii) the grant of any rights or other interests in respect of any businesses, product lines, programs other than the Transferred Businesses and Transferred Assets, or (iii) subcontract or otherwise secure any substitute parties for relationships, ventures or contractual or rights or obligations (the matters described in clauses (i) through (iii), a “Burdensome Condition”). Whether or not the Sale is consummated, each party shall be responsible for the payment of all of such party’s own filing fees and other disbursements to any Governmental Entity in connection with obtaining any authorizations, approvals, consents, waivers, qualifications or orders or making the notifications, filings or report forms in each case as contemplated by this Section 6.05 (including document translation fees or third-party expert fees, but not including the costs of such party’s legal advisors). Subject to appropriate confidentiality (including any “clean room”), legal privilege and work-product protections, each of the parties will cooperate with and promptly furnish to the other party such necessary information and assistance as such other party may reasonably request in connection with the foregoing in this Section 6.05(a).

(b)         In furtherance of the provisions of Section 6.05(a), each of Buyer and Seller shall prepare and file all other Required Regulatory Approvals or other initial filings, notifications and reports (or where applicable, drafts thereof) with respect to the other Required Regulatory Approvals or required pursuant to all other applicable Antitrust Laws or Foreign Investment Laws, in each case, as promptly as reasonably practicable after the date of this Agreement. In addition, upon a certification by Seller to Buyer (the “Seller HSR Certification”) that (1) the FTC has communicated (orally or in writing) to Seller that the Transactions will not be required by an FTC order, and thus (2) the HSR exemption under 16 CFR 802.70 is inapplicable, each of Buyer and Seller agree to prepare, if applicable, an appropriate filing of a Notification and Report Form pursuant to the HSR Act no later than twenty (20) Business Days after the later of (a) the date of this Agreement, or (b) the Seller HSR Certification. Seller and Buyer shall as promptly as reasonably practicable provide, or cause to be provided, to any Governmental Entity whose authorization, approval, consent, waiver, qualification or order is required in order to consummate the Sale any additional information required under any applicable Laws or otherwise properly requested. The parties shall use their reasonable best efforts to obtain early termination of any applicable waiting period, to the extent required, from the applicable Governmental Entities. Subject to appropriate confidentiality (including any “clean room”), legal privilege and work-product protections, the parties shall cooperate by providing information reasonably requested by the other party in order to fulfill the foregoing obligations as promptly as reasonably practicable.

(c)         In furtherance of the provisions of Section 6.05(a) and Section 6.05(b), in the event that any Governmental Entity requires any amendment, variation or modification to be made to this Agreement, Ancillary Agreements, or any other agreements related to the Sale (including but not limited to separation plans or any other plans, licenses, agreements in principle or similar) or referred to in this Agreement or Ancillary Agreements or any other agreements related to the Sale, as appropriate, as a condition to such Governmental Entity approving Buyer as a suitable purchaser of the Transferred Businesses (with respect to any Transferred Business individually or the Transferred Businesses as a whole) and/or confirming that the Transactions will constitute an appropriate divestiture remedy of the Transferred Businesses (with respect to any Transferred Business individually or the Transferred Businesses as a whole), Buyer and Seller agree that where such amendment, variation or modification could not reasonably be considered to materially expand the nature or scope of Transferred Assets or Excluded Assets, or Assumed Liabilities or Excluded Liabilities (as applicable), Buyer and Seller shall use their reasonable best efforts to enter into such documents as are necessary to give effect to reflect such amendment, variation or modification, and, in all other circumstances, Buyer and Seller will negotiate in good faith and use their respective reasonable efforts to accommodate and agree any such amendment, variation or modification and enter into any documents required to reflect such amendment, variation or modification and in any event, no such amendment, variation or modification shall be implemented without the prior written consent of Buyer and Seller.

(d)         Subject to applicable Law relating to the exchange of information and appropriate confidentiality (including any “clean room”), legal privilege and work-product protections, Seller and Buyer and their respective counsel shall (i) promptly inform each other, of any substantive communication, with the exclusion of communications administrative in nature, received from, or given to, any Governmental Entity in connection with the Sale, (ii) consult with each other, and make their reasonable best efforts to consider in good faith the views of one another, prior to entering into any agreement with any Governmental Entity with respect to the Sale, (iii) furnish each other, with copies of all filings and material correspondence, and substantive written communications between them or their Affiliates, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to the Sale and (iv) consider in good faith the views of the other party related to, the substance of communications with any Governmental Entity in connection with the Sale. For the avoidance of doubt, clauses (i) through (iv) above shall apply to all written or oral communication with any Governmental Entity for the purpose of seeking approval of the Buyer as a suitable purchaser of the Transferred Businesses.

(e)         Access.

(i)            During the period from the date of this Agreement to the Closing of the Sale (or the earlier termination of this Agreement in accordance with its terms), Seller shall, and shall cause each of the other Selling Affiliates and the Transferred Companies to, solely for purposes of facilitating or consummating the Transactions, give Buyer, its Affiliates and its and their respective duly authorized Representatives reasonable access, during normal business hours, and without undue interruption of any business or operations of Seller or any of its Affiliates, to all of the properties, books and records (other than records relating to Taxes) that are or that relate to Transferred Assets, Assumed Liabilities or the Transferred Businesses, in each case, that are in the possession or under the control of Seller or any controlled Affiliate of Seller and not already in the possession or control of Buyer or any of its Affiliates; provided that this Section 6.05(e) shall not entitle Buyer, its Affiliates or any of its or their respective Representatives to (A) contact any officer, director, employee, customer, vendor, supplier, distributor, lender or other Person doing business with Seller or any its Affiliates or access the properties, books or records of any such Person, in each case, without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) (provided that the foregoing clause (A) shall not restrict contacts made in the ordinary course of business consistent with past practices and unrelated to the Transactions); (B) undertake, or permit or cause to be undertaken, any testing, sampling or analysis of environmental media or building materials without Seller’s prior written consent (which consent shall be in Seller’s sole discretion); (C) access any properties, books, or records (1) to the extent providing access to such properties, books, records or information is prohibited by applicable Law, would contravene any fiduciary duty or provision of any Contract, would result in the waiver of any legal privilege or work-product protection or would violate any “clean room” or comparable confidentiality procedures or, in Seller’s good faith judgment, would cause material competitive harm to Seller or its Affiliates if any transactions contemplated by this Agreement are not consummated (it being agreed that the parties shall use their commercially reasonable efforts to comply with this Section 6.05(e) in a manner that would not result in any such waiver or violation) or (2) that relate to the sales process leading up to the transactions contemplated by this Agreement or the Spirit/Boeing Merger Agreement, including any correspondence, discussions and considerations with respect to the transactions contemplated by this Agreement or the Spirit/Boeing Merger Agreement or any similar transaction between Seller or its Affiliates and any other Person (including any presentations or other materials prepared by or for Seller or its Affiliates or their respective Representatives, whether in connection with a specific meeting, or otherwise relating to such subject matter); (D) the workpapers of any auditors or accountants of Seller or any of its Affiliates, except in accordance with such auditors’ or accountants’ normal disclosure procedures; or (E) access any properties, books or records to the extent such properties, books or records are not Transferred Assets or Assumed Liabilities. Notwithstanding anything to the contrary in this Agreement, following the initiation and during the pendency of any Action between or among the parties hereto (or any of their respective Affiliates) in which Seller and Buyer (or their respective Affiliates) are adverse parties, this Section 6.05(e) shall not require either party hereto or its respective Affiliates to provide access or to disclose information in connection with any such Action. Buyer, its Affiliates and its and their respective Representatives will hold in confidence all information so obtained in accordance with Section 7.10 in accordance with the terms of the Confidentiality Agreement and Clean Team Agreement. Buyer shall comply, and shall cause its Representatives to comply, with all policies, and safety, health and security rules applicable to any properties being visited of Seller and its Affiliates. Notwithstanding anything herein to the contrary, Buyer shall reimburse Seller and its Affiliates for all reasonable and documented costs and expenses that Seller or any of its Affiliates incurs or is otherwise required to pay to any third-party during the six (6) month period following the date of this Agreement in order to provide Buyer, its Affiliates and its and their respective duly authorized Representatives access and information pursuant to this Section 6.06(e)(i); provided that the aggregate amount that Buyer shall be required to reimburse pursuant to this sentence during any calendar month shall not exceed $250,000.

(ii)           Beginning on the date the parties mutually agree is at least thirty (30) days prior to the anticipated date of the Closing, Seller will permit Buyer, its Affiliates and its and their respective duly authorized Representatives reasonable access during normal business hours, at a time and place mutually agreed upon by the parties, in a manner so as not to unduly interrupt the normal business operations of Seller and its Affiliates, to perform a quality review of all inventory forming part of the Transferred Assets (including, if applicable, the Airbus Subang Business and the Transferred Assets comprising the Airbus Prestwick Business), to the extent that such inventory relates to the Transferred Businesses, at Buyer’s sole cost, expense and risk, except where such access is prohibited by applicable Law. Seller shall have the right, in its sole discretion, to require Buyer to retain (at Buyer’s sole cost and expense) a qualified third-party organization to conduct such a review on behalf of Buyer. If Seller so chooses, Seller shall provide Buyer with notice of such required retention as soon as practicable, and upon receipt of such notice, Buyer will work in good faith with Seller to select a mutually agreed-upon third-party organization to conduct the review. The parties further agree that, for the avoidance of doubt, any such review conducted under this Section 6.05(e)(ii) and the results or outcome therefrom, are not, in and of themselves, a condition to Closing.

Section 6.06           Permitted Business Sales; Xizi Joint Venture.

(a)         Permitted Business Sales. During the period from the date of this Agreement and until the delivery of a Third Party Purchaser Abandonment Notice with respect to the applicable Permitted Business Sale (or the earlier termination of this Agreement in accordance with its terms), Seller shall use commercially reasonable efforts to sell or to cause to be sold (A) all of the assets and liabilities and obligations (contingent or otherwise) located at or used in connection with Seller’s and its Affiliates’ operations in Subang, Malaysia (the “Subang Business”), which may take the form of a sale of all of the equity securities of Spirit Malaysia Sdn Bhd. (any such sale, a “Permitted Subang Business Sale”), and (B) all (but not less than all) of the Airbus Prestwick Business (however structured) (any such sale, a “Permitted Airbus Prestwick Business Sale”), in each case of clauses (A) and (B), on or prior to the Third Party Purchaser Closing Deadline to one or more Permitted Purchaser(s). In connection with a Permitted Airbus Prestwick Business Sale, Seller shall, or shall cause its applicable controlled Affiliate(s) to, use their respective commercially reasonable efforts to enter into an agreement with the Permitted Purchaser(s) pursuant to which, effective as of the consummation of such Permitted Airbus Prestwick Business Sale, (a) (i) Seller or its applicable controlled Affiliate(s) would assign or otherwise convey to the Permitted Purchaser of such Permitted Airbus Prestwick Business Sale all of the rights and obligations (excluding rights and obligations set forth in clauses (a)-(e) of the definition of Qualifying Buyer Commercial Contract Amendment) of Seller or its applicable Affiliate(s) under the applicable Qualifying Buyer Commercial Contracts, (ii) such Permitted Purchaser would assume and agree to discharge, pay and perform all obligations and liabilities under the Qualifying Buyer Commercial Contracts, including the discharge, payment and performance of all obligations and liabilities in connection with any tender process of Buyer or Buyer’s Affiliates and any awards, statements of work, goods, products designed, developed, manufactured, made, or have made, or services performed or have performed thereunder and (iii) a creditworthy Person, as determined by Seller in good faith, that is the Permitted Purchaser or an Affiliate of Permitted Purchaser agrees to indemnify and hold harmless Seller and its controlled Affiliates for any and all losses and liabilities arising out of or relating to the transactions contemplated by the immediately foregoing clauses (i) and (ii), and (b) Seller or one of its controlled Affiliates would license the Development IP to such Permitted Purchaser on terms to be mutually agreed upon in writing by the parties prior to the Third Party Purchaser Closing Deadline that (x) enable such Permitted Purchaser to exercise the relevant rights and perform any obligations under the Qualifying Buyer Commercial Contracts if and when required under such Qualifying Buyer Commercial Contracts, including participating in the relevant tender process if it so elects and providing Buyer a license to such Development IP in accordance with the terms of such Qualifying Buyer Commercial Contract (the “Development IP Terms”) and (y) include such other Intellectual Property Rights licensing terms and conditions that would be reflected in the terms and conditions of a license agreement negotiated on an arm’s length basis, including reservation of rights by licensor, licensor indemnity rights, limitation on licensor liability, reasonable restrictions on licensee’s use, disclosure and sublicensing of Development IP and other standard terms and conditions; provided, however, that notwithstanding anything to the contrary contained in this Section 6.06, neither Seller nor any of its Affiliates shall have any obligation to (1) grant any rights to (A) such Permitted Purchaser in respect of any Intellectual Property Rights that are greater than those set forth in the Development IP Terms or (B) any other Person other than, subject to the terms set forth in immediately foregoing clauses (a) and (b), such Permitted Purchaser, or (2) pay any fees, consideration or other amounts, or concede anything of monetary or economic value or otherwise make any accommodation or provide any benefit (other than, in the case of a benefit, to a Permitted Purchaser) to any Person. In the event a Permitted Subang Business Sale or a Permitted Airbus Prestwick Business Sale is consummated on or prior to the Third Party Purchaser Closing Deadline, (w) the Subang Business (including the Airbus Subang Business) and/or the Airbus Prestwick Business, as applicable, shall cease to be considered a part of the Transferred Businesses, and any assets and liabilities of the Subang Business (including the Airbus Subang Business) and/or the Airbus Prestwick Business, as applicable, shall cease to be considered Transferred Assets or Assumed Liabilities, respectively, for all purposes under this Agreement and the Ancillary Agreements, including in respect of the representations, warranties, covenants, agreements and conditions contained in this Agreement (including, for the avoidance of doubt, any references in the Disclosure Letter or for purposes of Section 5.02(a), and any such references shall automatically be deemed deleted) and the Ancillary Agreements, (x) the components of the Seller Payment Amount (including Net Working Capital) shall be adjusted in accordance with the Accounting and Adjustment Policies and the definitions herein, (y) the parties shall have no further rights or obligations under this Agreement or any Ancillary Agreement with respect to the Subang Business (including the Airbus Subang Business) and/or the Airbus Prestwick Business, as applicable, and (z) the Permitted Purchaser(s) and Buyer (and/or one or more of its Affiliates) shall enter into the Subang Agreements. Seller and its Affiliates shall be permitted, but not required, to sell, or to cause to be sold, the Remaining Belfast Business (including, at the election of Seller, the Airbus Belfast Midfuse Business) (however structured) on or prior to the Third Party Purchaser Closing Deadline to one or more Permitted Purchaser(s) (any such sale, a “Permitted Belfast Business Sale” and each of a Permitted Subang Business Sale, a Permitted Airbus Prestwick Business Sale and a Permitted Belfast Business Sale, a “Permitted Business Sale”). If the Permitted Belfast Business Sale includes a sale of the Airbus Belfast Midfuse Business, (w) the Airbus Belfast Midfuse Business shall, for the avoidance of doubt, not be considered a part of the Transferred Businesses, and any assets and liabilities of the Airbus Belfast Midfuse Business shall not be considered Transferred Assets or Assumed Liabilities, respectively, for all purposes under this Agreement and the Ancillary Agreements, including in respect of the representations, warranties, covenants, agreements and conditions contained in this Agreement and the Ancillary Agreements, (x) the components of the Seller Payment Amount (including Net Working Capital) shall be adjusted in accordance with the Accounting and Adjustment Policies and the definitions herein, (y) the parties shall have no further rights or obligations under this Agreement or any Ancillary Agreement with respect to the Airbus Belfast Midfuse Business and (z) the Permitted Purchaser(s) and Buyer shall enter into the Midfuse Contract Amendment.

(b)         Xizi Joint Venture. As of the date of this Agreement, each of the parties agree that the Xizi Joint Venture Partner has exercised the Xizi Joint Venture ROFR Option and the Xizi Joint Venture ROFR Process with the Xizi Joint Venture Partner has been consummated. The Xizi Joint Venture Interests shall not be included as a Transferred Asset or a Transferred Equity Interest, and the Xizi Joint Venture shall not be part of any Transferred Business, for purposes of this Agreement or any Ancillary Agreement or the Sale, or the transactions contemplated hereby or thereby.

(c)         Cooperation.

(i)            Seller shall use commercially reasonable efforts to keep Buyer reasonably informed as to the status of any Permitted Business Sale, including by providing (A) updates to Buyer, promptly following the written request from Buyer (which requests shall not be more frequent than twice in any calendar month), with respect to the progress of any Permitted Business Sale and (B) any information or responses reasonably requested by Buyer with respect to the level of interest of or status of negotiations with any Permitted Purchaser(s) in respect of any Permitted Business Sale (to the extent permissible under any applicable confidentiality agreement between Seller and any such Permitted Purchaser in respect of any such Permitted Business Sale). Buyer shall, and shall cause its Affiliates to, cooperate in good faith and provide reasonable assistance with respect to any Permitted Business Sale, with a view toward, among other factors, Seller and its Affiliates maximizing the purchase price and consummating such Permitted Business Sale, including by (A) taking reasonable actions to cooperate with Seller, any Permitted Purchaser or any of their respective Affiliates (as applicable) with respect to any regulatory filings that may be needed in connection with the applicable Permitted Business Sale, (B) consenting to the full or partial assignment or novation of any related Contracts to which Buyer or any of its Affiliates is party (including any Buyer Commercial Contract and any or all transition services applicable to businesses or assets being sold in such Permitted Business Sale) on terms reasonably acceptable to Buyer, (C) agreeing to provide to any Permitted Purchaser that consummates a Permitted Business Sale, or, if the Airbus Prestwick Business is acquired by Buyer or one or more of its Affiliates at Closing in accordance with Article II, Boeing, any transitional services as reasonably requested by Seller, such Permitted Purchaser or Boeing, as applicable, which services shall be provided at Buyer’s actual internal and external costs and shall otherwise be on terms that are reasonably acceptable to Buyer and (D) consenting to the provision of Buyer’s and its Affiliates’ applicable Contracts with Seller and/or any of its Affiliates (including any Buyer Commercial Contract) or any information regarding the existence, terms and status of this Agreement, the Ancillary Agreements, the Transactions and the negotiations related thereto, in each case, to any Permitted Purchaser or any of its Affiliates or Representatives in connection with such Permitted Purchaser’s diligence with respect to a Permitted Business Sale, subject to such Permitted Purchaser agreeing to customary confidentiality obligations in favor of Seller or its Affiliates in form and substance acceptable to Seller and Buyer.

(ii)           Notwithstanding anything in this Section 6.06 to the contrary, except to the extent expressly set forth in a definitive agreement between Seller or any of its Affiliates and any Permitted Purchaser providing for a Permitted Business Sale, neither Seller nor any of its Affiliates shall have any obligation to pay any fees, consideration or other amounts, or concede anything of monetary or economic value or otherwise make any accommodation or provide any benefit, to any Permitted Purchaser, any Governmental Entity or any other Person, in each case, for purposes of consummating any Permitted Business Sale.

For the avoidance of doubt, and notwithstanding anything herein to the contrary, the consummation of a sale of the Subang Business, the consummation of sale of the Airbus Prestwick Business nor the consummation of a sale of the Remaining Belfast Business, in each case, to a third party in accordance with this Section 6.06 shall not be a condition to Closing.

(d)         Notwithstanding anything herein to the contrary, on or before the earlier of (x) the date that is one hundred twenty (120) days from the date hereof and (y) the date that is forty-five (45) days prior to the expected Closing Date (as such expected Closing Date is mutually determined by Seller and Buyer in good faith), Seller shall deliver to Buyer in writing a notice of the abandonment of any Permitted Business Sale process for which a definitive purchase agreement with a Permitted Purchaser for the relevant Permitted Business Sale has not been executed and delivered (a “Third Party Purchaser Abandonment Notice”) or, solely in respect of the Airbus Belfast Midfuse Business, Seller elects not include the Airbus Belfast Midfuse Business in the Permitted Belfast Business Sale (each, a “Terminated Permitted Business Sale”), and upon delivery of such Third Party Purchaser Abandonment Notice, the Airbus Subang Business, or the Airbus Prestwick Business or the Airbus Belfast Midfuse Business, as applicable, that is the subject of such Terminated Permitted Business Sale, shall be deemed a Transferred Business for all purposes under this Agreement (including Section 2.02) and any Ancillary Agreement, including for purposes of determining whether any asset or liability constitutes a Transferred Asset, Excluded Asset, Assumed Liability or Excluded Liability (as applicable) under the terms of Annexes 2.02(a) through 2.02(d) hereto.

Section 6.07           Transferred Companies Assets and Liabilities; Separation Plan.

(a)          Prior to the Closing, Seller shall use reasonable best efforts to, and Buyer shall cooperate with Seller to, ringfence and internally segregate the operations of the Transferred Businesses (including the confidential data of Buyer owned by or exclusively licensed (solely in the event such license is exclusive in all fields) to Buyer and all Transferred IP (the “Airbus Data”)) (other than, in each case and for the avoidance of doubt, with respect to any Excluded Assets or Excluded Liabilities) from the remainder of Seller’s businesses in accordance with the Separation Plan, in each case, effective as of the Closing (the “Data Separation” and the separation of each Transferred Business from the remainder of Seller’s businesses in accordance with the Separation Plan, the “Separation”). The parties acknowledge and agree that if any activities expressly set forth in the Separation Plan are not completed in accordance with the Separation Plan at or prior to the Closing, the completion of any such activities shall be governed by the terms and conditions of the Transition Services Agreement and/or the Reverse Transition Services Agreement, as applicable.

(b)         In furtherance of the foregoing Section 6.07(a), but in any event, subject to the Separation Plan, prior to the Closing, Seller shall use reasonable best efforts to take, or cause to be taken, such actions as are necessary or appropriate to: (i) convey, assign or transfer, effective as of the Closing, (A) any assets owned or held by the Transferred Companies other than those that would constitute Transferred Assets (as indicated on Annex 2.02(a)) or (B) any liabilities or obligations of the Transferred Companies other than those that would constitute Assumed Liabilities (as indicated on Annex 2.02(c)), in each case of the foregoing clauses (A) and (B), to Seller or an Affiliate of Seller (other than a Transferred Company) such that, as of the Closing, (x) the assets owned or held by the applicable Transferred Companies consist solely of assets that would otherwise constitute Transferred Assets related to the applicable Transferred Business pursuant to clauses (i) – (vii) of Annex 2.02(a) and (y) the liabilities and obligations of such Transferred Companies consist solely of liabilities and obligations that would otherwise constitute Assumed Liabilities related to the applicable Transferred Business pursuant to clause (ix) of Annex 2.02(c); and (ii) terminate, repay, cancel or extinguish (as applicable), effective as of the Closing, any Contracts, understandings or other arrangements or transactions solely between one or more of the Transferred Companies, on the one hand, and Seller or any of its Affiliates (other than such Transferred Companies), on the other hand (including any intercompany indebtedness, liabilities, receivables or payables owing to or from one or more of such Transferred Companies, on the one hand, from or to Seller or any of its Affiliates (other than such Transferred Companies), on the other hand, or any arrangements for the provision of goods, services or other benefits), in each case of the foregoing clause (ii), other than those that would constitute Transferred Assets or Assumed Liabilities (as indicated on Annex 2.02(a) or Annex 2.02(c), respectively) or as explicitly set forth on Schedule 6.07(b)(ii) to the Disclosure Letter. Notwithstanding anything in this Agreement to the contrary, and for the avoidance of doubt, neither Seller nor any of its Affiliates shall be required to transfer, assign, move or otherwise provide to Buyer, any of its Affiliates or any Transferred Company any Transferred Asset or Transferred Contract, or any other information or documentation, that is already in the possession or control of Buyer, its Affiliates or any of the Transferred Companies.

(c)         In furtherance of the foregoing Section 6.07(a) and Section 6.07(b), but in any event, subject to the receipt of any necessary authorizations, approvals, consents or waivers and applicable Law, prior to the Closing, Seller shall take, or cause to be taken, such actions as are necessary or appropriate to effectuate the transactions described in Exhibit K-1 of the Separation Plan (as modified pursuant to this Section 6.07(c), the “Pre-Closing Restructuring Actions,” and the taking of the Pre-Closing Restructuring Actions by Seller and its applicable Affiliates, the “Pre-Closing Restructuring”), and, where Buyer’s or its Affiliates’ participation is reasonably necessary in order to effectuate the Pre-Closing Restructuring in accordance the express terms set forth therein, Buyer shall cooperate with Seller and use commercially reasonable efforts to take, or cause to be taken, all actions as are reasonably necessary to support Seller and its applicable Affiliates in effectuating the Pre-Closing Restructuring. Seller shall, and shall cause its applicable Affiliates to, complete the Pre-Closing Restructuring Actions prior to or on the Closing Date. Seller may make any changes to Exhibit K-1 of the Separation Plan at any time prior to the Closing with Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed). To the extent permitted by applicable Law, Seller shall (i) provide Buyer with the opportunity to review any agreements or arrangements to be entered into to effectuate the Pre-Closing Restructuring, (ii) reflect any comments proposed by Buyer if Seller determines in good faith after reasonable consultation with Buyer that such comments are necessary to implement the Pre-Closing Restructuring by its terms and (iii) consider, in good faith, any other comments from Buyer; provided, however, that, absent fraud or manifest error, (x) Seller’s obligation to consider in good faith any such comments described in clause (iii) shall not in any event require that the contemplated Closing Date be postponed or otherwise delayed and (y) the acceptance by Seller of any of Buyer’s comments to any agreements or arrangements to be entered into to effectuate the Pre-Closing Restructuring shall in no event be a condition to the Closing or limit in any way Buyer’s rights or remedies under this Agreement, and Seller shall have no obligation to accept such comments (except, for the avoidance of doubt, as contemplated by clause (ii) above or under Section 5.02(f)); provided, further, that the failure of or refusal by Seller to implement the comments of Buyer in accordance with the foregoing clauses (i) through (iii) shall not be construed as a waiver (express or implied) by Buyer or its Affiliates of Seller’s obligations under this Section 6.07(c) and Section 5.02(f) to complete the Pre-Closing Restructuring and the Pre-Closing Restructuring Actions. Seller and Buyer acknowledge and agree that any transfers, assignments, sales or other dispositions of assets, liabilities, interests, rights, obligations, equity interests or employees, or otherwise comprising the Pre-Closing Restructuring, shall be made on an “as is,” “where is” basis, without representation or warranty of any kind and without recourse to the Person making such transfer, assignment, sale or other disposition, except as expressly set forth under this Agreement.

Section 6.08           R&W Insurance Policy.

(a)         Buyer shall maintain in full force and effect the R&W Insurance Policy. All costs to procure and maintain the R&W Insurance Policy, including all premiums, broker fees, underwriting fees, retentions and similar expenses and costs, shall be borne equally by Seller and Buyer. From the date of this Agreement until the Closing, Buyer shall use its commercially reasonable efforts to remove any conditional exclusions under the R&W Insurance Policy. Notwithstanding anything to the contrary in this Agreement, Seller agrees to reasonably cooperate in good faith with Buyer to remove any conditional exclusion under the R&W Insurance Policy, and such cooperation by Seller shall include providing Buyer and its Affiliates with access to information in accordance with, and subject to the terms of, Section 7.02 herein, mutatis mutandis.

(b)         The parties hereto acknowledge and agree that the R&W Insurance Policy expressly provides (i) an irrevocable waiver and agreement from the R&W Insurer not to pursue, directly or indirectly, any claims against Seller or any of its Affiliates or its or their respective Representatives (by way of subrogation, claim for contribution or otherwise) in connection with this Agreement and the Transactions, other than in the case of Fraud by any such Person and then only to the extent of such Fraud and (ii) that Seller, its Affiliates and its and their respective Representatives are express third-party beneficiaries of the waiver and agreement not to pursue described in the foregoing clause (i).

(c)         Buyer shall not amend or modify in any respect, or otherwise novate, assign, waive or terminate any of the terms or provisions of the R&W Insurance Policy in a manner inconsistent with clauses (i) and (ii) of Section 6.08(b) without the prior written consent of Seller (which consent may be given or withheld in Seller’s sole discretion).

Section 6.09           Spirit/Airbus Term Sheet; Transferred Business Termination Agreements.

(a)         Each party agrees that, effective as of the execution and delivery by the parties of this Agreement, the Spirit/Airbus Term Sheet is hereby automatically terminated, and neither party, its Affiliates or any of their respective Representatives shall have any liability to the other party for a breach of the Spirit/Airbus Term Sheet that occurred prior to such termination.

(b)         Prior to or at the Closing, each of Seller and Buyer shall, or with respect to Buyer, shall cause each Buyer Designated Affiliate and each New Buyer Designated Affiliate, as applicable, to enter into a termination agreement between Seller, on the one hand, and Buyer or the applicable Buyer Designated Affiliate or the applicable New Buyer Designated Affiliate, on the other hand, to terminate all Buyer Commercial Contracts (other than Continuing Buyer Commercial Contracts), substantially in the form of Exhibit L (each, a “Termination Agreement”).

(c)         Notwithstanding anything to contrary set forth in this Agreement or any Termination Agreement, each party agrees, for itself and on behalf of its Affiliates that (i) no provision set forth in any Buyer Commercial Contract with respect to the rights of Seller or any of its Affiliates to assert and/or obtain any relief or remedies, in each case, in respect of, any counterclaims, rights (including any right of offset or contribution) or defenses, in each case to the extent related to or arising out of an applicable claim or assertion by or on behalf of any Buyer Indemnitee in respect of any Airbus Liquidated Damage Matter or Excluded Liability shall be terminated, (ii) such termination shall not terminate or waive or release any counterclaims, rights (including any right of offset or contribution) or defenses that Seller or any of its Affiliates may have under such Buyer Commercial Contract or applicable Law, in each case to the extent related to or arising out of an applicable claim or assertion by or on behalf of any Buyer Indemnitee in respect of any Airbus Liquidated Damage Matter or Excluded Liability, and (iii) any and all claims, counterclaims, rights (including any right of offset or contribution), and defenses under the Buyer Commercial Contract, in each case, to the extent described in the foregoing clauses (i) and (ii), shall be Excluded Assets and (iv) such termination of a Buyer Commercial Contract shall not affect, subject to the terms and conditions of this Agreement, (A) a claim that has been asserted by Buyer under Section 6.02 for Additional Airbus Liquidated Damages that are Known and Quantifiable Liquidated Damages and the Airbus Liquidated Damages Amount, in each case, to the extent sent forth in a Liquidated Damages Notice that has been properly submitted in accordance with Section 6.02 or (B) Seller’s and the other Seller Indemnitees’ right to indemnification under Article X for an Assumed Liability and Buyer’s and the other Buyer Indemnitees’ right to indemnification under Article X for an Excluded Liability.

Section 6.10           Transferred Real Property. Prior to the Closing Date, Seller shall (and shall cause the Selling Affiliates and each applicable Transferred Company to), and Buyer shall cooperate with Seller to, (a) with respect to any Transferred Real Property Leases relating to the Airbus Kinston Business (including all Contracts directly related to such Transferred Real Property Leases with respect to the Airbus Kinston Business) where a Transferred Company is not the lessee or tenant under the applicable lease as of the date of this Agreement, prior to the Closing Date, obtain any necessary consents and, thereafter, assign or cause to be assigned to a Transferred Company all of existing lessee’s or tenant’s right, title and interest in such lease to the applicable Transferred Company and record such assignments to the extent that the underlying lease is recorded (b) cause any mortgages granted by Seller, any Selling Affiliates or any Transferred Company and encumbering the Transferred Real Property to be satisfied or released of record and (c) with respect to the Transferred Real Property relating to the Morocco Business, at Seller’s sole cost, an update (mise à jour) and alignment (mise en concordance) (as these notions are construed under the applicable Laws of Morocco) to ensure that the title deeds of such Transferred Real Property reflect (i) the name of the Transferred Company and (ii) the property as constructed in its current state.

Section 6.11           Purchase of St. Nazaire Site. Spirit France has exercised its option to purchase the Saint Nazaire Leased Property pursuant to the terms of the St. Nazaire Lease. In accordance with the terms of the St. Nazaire Lease, subject to applicable Law (including any droit de préemption urbain), Spirit France shall acquire the St. Nazaire Leased Property pursuant to customary documents to effect the sale, including a transfer deed, all on commercially reasonable terms and in form and substance reasonably acceptable to each of Seller and Buyer. Buyer shall pay the actual purchase price paid by or on behalf of Spirit France on account of the purchase of the St. Nazaire Leased Property when due (which shall not exceed the amount required to be paid to purchase the Saint Nazaire Leased Property pursuant to the terms of the St. Nazaire Lease). Seller shall promptly send to Buyer copies of all documents entered into by Spirit France or Seller and notices sent or received by Seller or Spirit France under the St. Nazaire Lease or otherwise in connection with the exercise of the option to purchase the St. Nazaire Leased Property.

Section 6.12           Ancillary Agreements.

(a)         Subject to the terms of this Section 6.12, during the period beginning on the date hereof and ending on the earlier to occur of the Closing Date or the earlier termination of this Agreement in accordance with its terms each party shall negotiate in good faith and finalize, (i) with respect the Transition Services Agreement, (A) the terms of the body of the Transition Services Agreement that are expressly noted as subject to the finalization of the transition services schedules thereto, (B) the transition services schedules thereto for the matters set forth on Schedule 6.12(a) to the Disclosure Letter, (C) the Governance Procedures (as defined in the Transition Services Agreement) thereto, (D) the Exit Plans (as defined in the Transition Services Agreement) and (E) the Escrow Agreement (as defined in the Transition Services Agreement), (ii) with respect to the Reverse Transition Services Agreement, (A) the Reverse Transition Services Agreement, (B) the reverse transition services schedules thereto, including with respect to the operations of Seller or its Affiliates for the Aerospace Innovation Centre and the Boeing 767 aircraft in Prestwick, Scotland, (C) the Governance Procedures (as defined in the Reverse Transition Services Agreement) thereto and (D) the Escrow Agreement (as defined in the Reverse Transition Services Agreement), (iii) the base purchase price for the Airbus Subang Business (“Subang Base Purchase Price”), (iv) if the Airbus Prestwick Business does not constitute a Transferred Business pursuant to the terms of Section 6.06, the Development IP Terms, (v) the Midfuse Contract Amendment, (vi) (A) the allocation of the Subang Real Property between the (x) Airbus Subang Business and (y) Excluded Assets, (B) the allocation of the employees of Spirit Subang who support both the Airbus Subang Business and the Remaining Subang Business between (x) Airbus Subang Employees and (y) Retained Employees and (C) if the Airbus Subang Business constitutes a Transferred Business pursuant to the terms of Section 6.06, the determination of whether the Airbus Subang Business shall be transferred by virtue of a sale of the Transferred Equity Interests of the applicable Transferred Company holding the Airbus Subang Business (collectively, the “Subang Business Allocation”), (vii) if not otherwise addressed pursuant to the Reverse Transition Services Agreement, an amendment to the Prestwick 767 Contract, (viii) the Subang Agreements, and (ix) the A220 Pylon Contract Amendment. In respect of the Belfast License Agreement, during the period beginning on the date hereof and ending on the earlier to occur of the date that is fourteen days following the date hereof or the earlier termination of this Agreement in accordance with its terms, (i) Seller shall provide of all outstanding documentation in respect of the proposed license of the shared area at the Main Factory Building at Queens Island, Belfast (as referenced in the Belfast License Agreement), including the license plan, insurance and service charge details, the permitted use document, schedule of condition, and any other documentation referenced therein and (ii) each party shall negotiate in good faith and finalize the license of the shared area at the Main Factory Building at Queens Island, Belfast (as referenced in the Belfast License Agreement) (including all supplementary documents referenced therein).

(b)         With respect to Section 6.12(a)(i), the parties acknowledge and agree that none of the activities in Section 6.12(a)(i) shall expand or otherwise modify or limit any of the terms in the body of the Transition Services Agreement, including with respect to any performance term, standard of performance (except with respect to increases in the frequency or volume of Ramp Impacted Services), limitation of liability or other exculpatory provisions set forth in the Transition Services Agreement (including any schedule set forth therein that has been finalized in the form set forth in Exhibit I), other than to the extent expressly noted on Schedule 6.12(a) to the Disclosure Letter.

(c)         With respect to Section 6.12(a)(i) and Section 6.12(a)(ii), the parties acknowledge and agree that in the event any entanglements that are not contemplated by the Separation Plan or any Ancillary Agreement are identified by either party between the date hereof and the Closing, and such entanglements are not resolved in a mutually satisfactory manner on or prior to the Closing, then the parties acknowledge and agree that such entanglements shall be deemed to be a request for an “Omitted Service” (as defined in the Transition Services Agreement and/or the Reverse Transition Services Agreement, as applicable), and shall be governed by the terms and conditions set forth in the Transition Services Agreement and/or the Reverse Transition Services Agreement, as applicable.

(d)         The parties acknowledge and agree that the dispute resolution provisions set forth in Section 11.10 shall not apply to any dispute described in this Section 6.12(b). In the event that the parties cannot in good faith agree on the Subang Base Purchase Price in writing within 15 days after the date of completion of both (i) delivery of a Third Party Purchaser Abandonment Notice in respect of the Subang Business and (ii) the Subang Business Allocation, then Seller and Buyer shall submit for review and resolution by a valuation firm with extensive experience in the valuation of similar businesses mutually selected by Seller and Buyer (such firm, the “Valuation Firm”), any and all matters which remain in dispute with respect to the determination of the Subang Base Purchase Price. The Valuation Firm shall make a final determination of the values (provided that the Valuation Firm may not assign a value to any item greater than the greatest value for such item claimed by Buyer or Seller, or less than the smallest value for such item claimed by Buyer or Seller) with respect to the Subang Base Purchase Price, which determination shall be binding on the parties; provided, however, the scope of such determination by the Valuation Firm shall be limited to, and the Valuation Firm is not authorized or permitted to make any determination other than, those matters that remain in dispute with respect to the determination of the Subang Base Purchase Price. Without limiting the generality of the foregoing, the Valuation Firm is not authorized or permitted to make any determination with respect to any Additional Airbus Liquidated Damages or any Airbus Liquidated Damages Amount set forth in a Liquidated Damages Notice (including the Closing Airbus Liquidated Damages Amount), as to the accuracy of any representation or warranty in this Agreement or as to compliance by Seller, Buyer or any of their respective Affiliates with any of the covenants in this Agreement (other than this Section 6.12); provided, further, that the Valuation Firm’s determination of values with respect to the Subang Base Purchase Price shall be based solely on the Airbus Subang Business (and not any portion of the Retained Business) and the Valuation Firm shall use a reasonable cost projection plus a target of a 7% gross margin (which actual gross margin may be higher or lower) for such determination of values with respect to the Subang Base Purchase Price. The Valuation Firm shall determine the allocation of the cost of its review and report based on the inverse of the percentage its determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Valuation Firm. For example, should the items in dispute total in amount to $100,000 and the Accounting Firm awards $60,000 in favor of Buyer’s position, then 60% of the costs of its review would be borne by Seller and 40% of the costs would be borne by Buyer.

Article VII

Post-Closing Covenants

During the period commencing after the Closing (except where another time or period is specified herein):

Section 7.01           Physical Manifestations; Use of Excluded Trademarks by Buyer; Retention and Transfer of Materials.

(a)         Without limiting Section 2.02, at or promptly after the Closing, Seller shall, and shall cause its Affiliates to, transfer and deliver to Buyer, or the applicable Buyer Designated Affiliate, any and all physical manifestations or other tangible embodiments (including schematics, documentation, tooling, models, demonstrators, jigs and molds), whether in written, physical, electronic, computerized, digital or other tangible form, of, and any other data, know-how, materials or other tangible embodiments of the Transferred IP that are reasonably necessary to permit Buyer’s use of, (i) the Transferred IP and (ii) any and all Intellectual Property Rights exclusively licensed in all fields to Buyer or an Affiliate of Buyer pursuant to a Buyer Commercial Contract, in each case that are in the possession or control of Seller or any Affiliate of Seller and not already in the possession or control of Buyer, its Affiliates or any of the Transferred Companies; provided that Seller may retain copies of such physical manifestations or other tangible embodiments to the extent necessary for (and solely for the purpose of and solely for so long as necessary for) (A) fulfilling the obligations of Seller or any Affiliate of Seller to Buyer or an Affiliate of Buyer under any Continuing Buyer Commercial Contract or (B) complying with applicable Law; provided, however, that, in the case that Seller retains any such copies solely pursuant to clause (A), Seller shall, at Seller’s sole election (but considering in good faith any consultation provided by Buyer), either destroy (and confirm to Buyer as to the destruction of) or deliver to Buyer (at Buyer’s cost and expense) such copies, in each case, promptly following the expiration or termination of the applicable Contract.

(b)         Buyer covenants that, except as set forth in Section 7.01(c), neither Buyer nor any of its Affiliates (including, as of and following the Closing, the Transferred Companies) shall adopt, use, apply to register or register (or authorize any Person to do any of the foregoing), in any manner, (i) SPIRIT AEROSYSTEMS, Spirit AeroSystems & Design, SHORTS, or any Trademarks or Internet domain names which contain or are based upon any of the foregoing, (ii) trade dress associated with the Transferred Assets that include such Trademarks, (iii) any other Trademarks including the terms SPIRIT or SHORTS or (iv) any Trademarks confusingly similar to, dilutive of, or comprising a translation, transliteration, adaptation, derivation, stylized version or abbreviation of, any of the foregoing (collectively, the “Seller Marks”). Subject to Section 7.01(c), Buyer acknowledges and agrees that neither it nor any of its Affiliates (x) is obtaining or receiving any rights to use in any manner, or any goodwill in, any Seller Marks, (y) shall contest the use, ownership, validity or enforceability of any rights of Seller or any of its Affiliates in or to any such Seller Marks or (z) shall intentionally do or cause to be done any act or thing that will in any way impair the rights of Seller in and to such Seller Marks or Seller’s goodwill therein, or have any dilutive effect thereupon.

(c)         Seller (on behalf of itself and its Affiliates) hereby grants to Buyer and its Affiliates a limited, royalty-free, worldwide right and license to use the Seller Marks solely in connection with any Transferred Asset that contains any such Seller Marks as of the Closing Date and solely to conduct the applicable Transferred Businesses for a transitional period of up to one (1) year from the Closing Date; provided that Buyer and its Affiliates shall use their respective reasonable best efforts to cease all uses of the Seller Marks (including in the corporate or other legal names of the Transferred Companies) as promptly as possible following the Closing Date. Such transitional license is subject to Buyer’s and its Affiliates’ respective use of such Seller Marks solely in a manner consistent in all material respects with the manner of use and presentation of the Seller Marks prior to the Closing Date and in connection with goods and services of substantially the same (or superior) quality to those for which the Seller Marks were used in the applicable Transferred Businesses prior to the Closing Date. Notwithstanding anything to the contrary in this Agreement, Buyer and its Affiliates shall (i) not be required to remove or conceal any Seller Marks from internal records and other internal historical or archived documents and materials containing or referencing such Seller Marks, (ii) have the right to continue to use any and all molding, tooling, models, demonstrators, jigs or similar items in existence as of the Closing Date that bear any Seller Mark until it becomes necessary to replace such item in the ordinary course of business, (iii) not be obligated to remove the Seller Marks from any materials or products existing on the Closing Date but not in the possession and control of Buyer or the Transferred Companies as of the Closing Date (iv) have the right at all times following the Closing Date to use the Seller Marks to describe the historical origins of the Transferred Businesses or otherwise use the Seller Marks in a manner that a third party without a license would be permitted to do so as a fair use under applicable Law and (v) not apply to register or register any such Seller Marks or any components thereof or any colorable imitation thereof (including any non-English language variation thereof), or any confusingly similar or dilutive name, mark, dress, number or other designation.

Section 7.02           Access to Information; Other Cooperation Matters.

(a)         Subject to customary confidentiality undertakings comparable to those included in the Confidentiality Agreement, for a period ending on the date that is the later of (x) the sixth (6th) anniversary of the Closing Date and (y) the date on which all claims or Actions with respect to Additional Airbus Liquidated Damages have been finally resolved and are not appealable (the “Retention Period”), (i) to the extent reasonably required for Tax, accounting, regulatory, compliance, litigation, arbitration or investigation purposes, or as otherwise related to obligations relating to Excluded Liabilities or the Retained Business (in each case other than in connection with a dispute, claim or litigation between Seller and Buyer or any of their respective Affiliates), Buyer will permit Seller, its Affiliates and its and their respective duly authorized Representatives reasonable access during normal business hours (upon twenty-four (24) hours’ written notice to Buyer), in a manner so as not to unduly interrupt the normal business operations of Buyer and its Affiliates, to all employees (including the Transferred Employees) ((A) to the extent that such employees are then employed by Buyer or any of its respective Affiliates and (B) including for deposition and to give trial testimony), Contracts, books, documents, records data systems and other data (including the Transferred Records and Transferred Personnel Records) in each case relating, in whole or in part, to any Transferred Business or forming part of the Transferred Assets or the Assumed Liabilities, to the extent that such Contracts, books, documents, records, data systems and data were delivered to Buyer or its Affiliates, except where such access is prohibited by applicable Law, would contravene any fiduciary duty or would result in the waiver of any legal privilege or work-product protection and (ii) to the extent reasonably required for Tax, accounting, regulatory, compliance, litigation, arbitration or investigation purposes, or otherwise related to obligations relating to the Transferred Businesses, Transferred Assets and the Assumed Liabilities (other than in connection with a dispute, claim or litigation between Seller and Buyer or any of their respective Affiliates), Seller will permit Buyer, its Affiliates and its and their respective duly authorized Representatives reasonable access during normal business hours (upon twenty-four (24) hours’ written notice to Seller), in a manner so as not to unduly interrupt the normal business operations of Seller and its Affiliates, to all Contracts, books, documents, records, data systems and other data in each case forming part of the Excluded Assets or Excluded Liabilities, to the extent that such Contracts, books, documents, records and data systems and data were retained by and remain in the possession of Seller or its Affiliates and relate, in whole or in part, to the Transferred Businesses, except where such access is prohibited by applicable Law, would contravene any fiduciary duty or would result in the waiver of any legal privilege or work-product protection.

(b)         Buyer shall cooperate with Seller, and Seller shall cooperate with Buyer, with respect to any Tax examinations, Tax Proceedings or other Tax matters relating to the Transferred Businesses. Such cooperation shall include, to the extent permitted by applicable Law and as would not contravene any fiduciary duty or result in the waiver of any legal privilege or work-product protection, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Section 7.02(b) and shall include providing copies of any relevant Tax Returns and supporting work schedules. Each party shall reimburse the other party for reasonable expenses incurred in providing such assistance.

(c)         Buyer agrees, during the Retention Period (or such longer time as may be required by applicable Law, or any legal or litigation hold obligations), to hold all, and not to destroy or dispose of any, (i) Transferred Records, (ii) Transferred Personnel Records or (iii) other records, files, data or other materials, whether in hard copy or electronic form (and Buyer shall cause its Affiliates to do the same), in each case, related to the Transferred Businesses, including in respect of any dispute, claim, litigation or Additional Airbus Liquidated Damages, and any facts, information or circumstances in respect of such dispute, claim, litigation or Additional Airbus Liquidated Damages; provided that, notwithstanding the foregoing, the data systems existing as of the date hereto shall be retained for the longer of (A) a minimum of two (2) years following the Closing or (B) co-extensive with any litigation hold notice in effect at the Closing.

Section 7.03           Insurance. The coverage under all insurance policies (including any self-insurance policies or similar arrangements) arranged or maintained by or for the benefit of Seller or its Affiliates is only for the benefit of Seller and its Affiliates, and not for the benefit of Buyer or its Affiliates or, after the Closing, the Transferred Businesses, the Transferred Assets or the Transferred Companies, and coverage under all such insurance policies shall not be available or transferred to Buyer or its Affiliates or, after the Closing, the Transferred Businesses, the Transferred Assets or the Transferred Companies other than (i) any insurance policy issued exclusively in the name and for the benefit of any Transferred Company or (ii) with respect to any matters covered by an insurance policy that are properly reported to the relevant insurer(s) prior to the Closing, in each case under clauses (i) through (ii) above subject to the terms and conditions of the relevant insurance policies and this Agreement, except to the extent otherwise expressly mandated by Law. Buyer acknowledges that Seller and the Selling Affiliates are not responsible for procuring or maintaining insurance coverage with respect to the post-Closing conduct of the Transferred Businesses. Notwithstanding anything herein to the contrary, Seller will reasonably cooperate with Buyer from time to time following the Closing, at Buyer’s sole cost and expense, to facilitate a submission by Buyer, at Buyer’s sole cost and expense, against any Seller Occurrence-Based Policy to recover Damages incurred by the Transferred Businesses that first occurred prior to the Closing and during the term of such policy. In the event Seller receives any recovery in connection with Buyer’s submission against such Seller Occurrence-Based Policy, Seller shall forward such recovery to Buyer, net of any deductible, retention, administrative expense, retrospective premium or other similar cost or expense. With respect to all Seller Occurrence-Based Policies, Seller agrees not to materially and adversely amend any such Seller Occurrence-Based Policy in a manner that would reasonably be expected to limit the ability of the Transferred Companies to make and pursue available claims under such Seller Occurrence-Based Policies in accordance with this Section 7.03. Notwithstanding anything to the contrary contained herein, none of Seller, its Affiliates or their respective Representatives (a) provides or will be deemed to provide any assurance, representation or warranty that any recovery is actually available under any Seller Occurrence-Based Policy, (b) agree to any condition precedent or condition subsequent in respect of any recovery or claim, including any changes or modifications to any Seller Occurrence-Based Policy or (c) pay any fees, consideration or other amounts, or concede anything of monetary or economic value or otherwise make any accommodation to any Person, in each case, in respect of any Seller Occurrence-Based Policy or any claim or submission made thereunder or in respect thereof.

Section 7.04           Payments from Third Parties. In the event that, on or after the Closing Date, either party or its Affiliates shall receive any payments or other funds due to the other party or its Affiliates pursuant to the terms of any of the Transaction Documents, then the party or such Affiliate receiving such funds shall promptly forward such funds to the proper party or Affiliate thereof. The parties acknowledge and agree there is no right of offset regarding such funds and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under any of the Transaction Documents.

Section 7.05           Post-Closing Transfers. After the Closing Date, if either Seller or Buyer becomes aware that any of the Transferred Assets have not been transferred to Buyer or that any of the Excluded Assets have been transferred to Buyer, it shall promptly notify the other and the parties shall, as soon as reasonably practicable, subject to Section 2.02(g) and Section 2.06, ensure that such property is transferred, with any necessary prior third-party consent or approval, to:

(a)          Buyer, in the case of any Transferred Asset which was not transferred at the Closing, which transfer shall be effectuated for no additional consideration payable by Buyer and no incremental cost incurred by Buyer; or

(b)         Seller, in the case of any Excluded Asset, at the sole cost and expense of Seller.

Section 7.06           Further Assurances. Subject to the terms and conditions of this Agreement, from and after the Closing Date, each party will execute and deliver, or cause its Affiliates to execute and deliver, all such further conveyances, notices, assumptions, releases and acquittances, affidavits, certificates, agreements, documents and instruments and will take, or cause its Affiliates to take, all such further actions, in each case as may be necessary or appropriate to consummate the Transactions related to the Transferred Businesses as may be reasonably requested by the other party (including under Section 7.05); provided, however, that the foregoing shall not expand any party’s obligations under this Agreement.

Section 7.07           Tax Matters.

(a)            Preparation and Filing of Tax Returns; Payment of Taxes.

(i)            Seller shall prepare and file, or cause to be prepared and filed, all Tax Returns of the applicable Transferred Companies or in respect of the applicable Transferred Assets or the applicable Transferred Businesses that are required to be filed prior to or on the Closing Date (taking into account any applicable extensions) (each such Tax Return, a “Pre-Closing Separate Tax Return”). All Pre-Closing Separate Tax Returns shall be prepared in a manner consistent with the past practice of the applicable Transferred Companies, Transferred Businesses, and Transferred Assets, except as otherwise required by applicable Law. Seller shall also prepare and file, or cause to be prepared and filed, all Tax Returns for Transferred Companies or in respect of the applicable Transferred Assets or the applicable Transferred Businesses that are required to be included in (or filed with) a Tax Return of an affiliated, consolidated, combined, unitary or aggregate group of which Seller or any of its Affiliates (other than a Transferred Company) is the common parent for any applicable Pre-Closing Tax Period.

(ii)           From and after the Closing, Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns not described in Section 7.07(a)(i) (other than those relating to Transfer Taxes or VAT, such Tax Returns being addressed by Section 2.06) required to be filed by the applicable Transferred Companies for any Pre-Closing Tax Period or Straddle Period, as applicable. All such Tax Returns shall be prepared in a manner consistent with the past practice of the applicable Transferred Companies, except as otherwise required by applicable Law. With respect to any income or other material Tax Return required to be filed by Buyer or its Affiliates for or including an applicable Pre-Closing Tax Period, Buyer shall deliver, or cause to be delivered to Seller for its review and comment, at least thirty (30) days prior to the due date for the filing of such Tax Return (in the case of an Income Tax Return), and at least ten (10) days prior to the due date for the filing of such Tax Return (in the case of a non-Income Tax Return) (in each case taking into account any applicable extensions), a statement setting forth the amount of Tax for which Seller is responsible and a copy of such Tax Return, together with any additional information that Seller may reasonably request. Seller shall have the right to review such Tax Return, statement and additional information, if any, prior to the filing of such Tax Return, and, unless Buyer disagrees with such comments (in which case Section 7.07(a)(iii) shall apply), Buyer shall reflect on such Tax Return any reasonable comments submitted by Seller at least five (5) days prior to the due date for the filing of such Tax Return. Any Tax Return of a Transferred Company for a taxable period that would otherwise be a Straddle Period in respect thereof shall, to the extent permitted by applicable Law, be filed on the basis that the relevant taxable period ended as of the close of business on the Closing Date. Neither Buyer nor any of its Affiliates shall (i) file an amended Tax Return or agree to any waiver or extension of the statute of limitations relating to Taxes with respect to any Transferred Company, the Transferred Assets or the Transferred Business for a Pre-Closing Tax Period (or a Straddle Period) applicable thereto, to the extent such amendment, waiver or extension would reasonably be expected to increase Seller’s or its Affiliates’ liability for Taxes under this Agreement, or (ii) make or change any Tax election or accounting method that has retroactive effect with respect to any Transferred Company, the Transferred Assets or the Transferred Business for a Pre-Closing Tax Period (or a Straddle Period) applicable thereto, in each case, without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed. If the amount of Taxes shown as due and owing on any Tax Return prepared by Seller or Buyer pursuant to this Section 7.07(a) is less than the accrual for such Taxes reflected in Specified Indebtedness (such difference in amount with respect to any such Tax Return, an “Unpaid Taxes Surplus”), then, no later than five (5) Business Days after the filing of the relevant Tax Return, Buyer shall remit to Seller an amount equal to the applicable Unpaid Taxes Surplus.

(iii)           If Seller and Buyer are unable to resolve any disagreement with respect to any Tax Return prepared by Buyer pursuant to Section 7.07(a)(ii) prior to the due date for the filing of such Tax Return (taking into account any extension validly obtained), such Tax Return will be filed as proposed by Buyer (in the case of a Tax Return prepared by Buyer pursuant to Section 7.07(a)(ii)), and any open issues shall be referred to the Accounting Firm promptly after the filing of such Tax Return for review and resolution (in accordance with the procedure set forth in Section 2.04). To the extent that the Accounting Firm reaches a resolution different from the position reflected in the applicable filed Tax Return, and the period for filing an amended version of such Tax Return has not yet expired by the time such resolution is reached, Buyer shall timely file or cause to be timely filed an amended Tax Return reflecting the resolution reached by the Accounting Firm. If Seller and Buyer are unable to mutually agree that an item or action is required by applicable Law, such disagreement shall be referred to the Accounting Firm promptly for review and resolution (in accordance with the procedure set forth in Section 2.04). Any reimbursement or indemnification payment required under this Section 7.07 or Section 10.01(b) shall be adjusted to reflect the resolution of the Accounting Firm.

(b)         Straddle Period Allocation. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes (other than Transfer Taxes) attributable to a Straddle Period, (i) the amount of any property, ad valorem and any other similar periodic Taxes of the Transferred Companies (for the avoidance of doubt, that are not based on income, receipts, services or transactions, including sales, use, withholding, payroll or other employment Taxes) for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Taxes for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period and (ii) the amount of any other Taxes shall be determined based on an interim closing of the books as of the close of business on the Closing Date.

(c)         Refunds. Seller shall be entitled to retain, or receive prompt payment from Buyer or any of its Affiliates of, any refund (including any credit in lieu of a refund, which credit arises as a result of an overpayment and which otherwise would have been payable in cash by the relevant Taxing Authority at the election of the taxpayer) received or realized in cash with respect to Taxes attributable to any Transferred Company, the Transferred Assets or the Transferred Business for any Indemnified Taxes, net of any Taxes imposed with respect thereto and other out-of-pocket costs or expenses incurred in collecting such refunds, but only to the extent that (A) such refund (or credit) is not the result of an event that occurred after the Closing Date, (B) such refund (or credit) is not attributable to, and does not result from, a carry back or other use of any item of loss, deduction, credit or other similar item arising in a Post-Closing Tax Period or, in the case of a refund (or credit) of Taxes for a Straddle Period, the use of any such item arising in a Post-Closing Tax Period and (C) such refund (or credit) is not taken into account in the calculation of Net Working Capital or Specified Indebtedness. To the extent any amount previously paid to Seller under this Section 7.07(c) is subsequently disallowed, Seller shall promptly thereafter repay such amount to Buyer, any of its Affiliates or any of the Transferred Companies (as directed by Buyer), together with any interest, penalties or other amounts imposed by the relevant Governmental Entity with respect to such amount. In connection with the foregoing, if Seller determines that any of the Transferred Companies is entitled to file or make a formal or informal claim for a refund (to which Seller would be entitled under the first sentence of this Section 7.07(c)) of Taxes (including by filing an amended Tax Return) with respect to a Pre-Closing Tax Period, Seller shall be entitled to request that Buyer cause the applicable Transferred Company to file or make, such formal or informal claim for refund, and Seller shall be entitled to control the prosecution of such claim for refund; provided that (A) Seller shall keep Buyer reasonably informed and shall consult with Buyer about all significant decisions made on behalf of the controlling party regarding the conduct of the prosecution of such claim for refund and (B) Seller shall not take any action in connection therewith that would be reasonably expected to either bind Buyer or any of its Affiliates for a Post-Closing Tax Period or otherwise adversely affect Buyer or any of its Affiliates without Buyer’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Buyer will cooperate, and cause the applicable Transferred Companies to cooperate, with respect to such claim for refund, and will pay, or cause the relevant Transferred Company to pay, to Seller the amount (including interest received from any Taxing Authority) of any related refund (including any credit in lieu of a refund, which credit arises as a result of an overpayment and which otherwise would have been payable in cash by the relevant Taxing Authority at the election of the taxpayer) to which Seller would be entitled under the first sentence of this Section 7.07(c) that is received or realized in cash by Buyer or any Affiliate thereof, net of any unreimbursed costs incurred by Buyer and its Affiliates in respect of such refund (or credit) and reduced by the amount of any Taxes arising or that would arise as a result of the receipt of such refund (or credit) or interest thereon, promptly after receipt (or realization in cash) thereof. Buyer and the Transferred Companies shall be entitled to retain, or receive prompt payment from Seller or any of its Affiliates with respect to, any other refund, credit, offset or other similar benefit in each case received or realized with respect to Taxes attributable to any Transferred Company, the Transferred Assets or the Transferred Businesses.

(d)            Tax Contests.

(i)            Buyer shall notify Seller within ten (10) Business Days of a Tax Proceeding for a Pre-Closing Tax Period (including the portion of any Straddle Period ending prior to the Closing Date) with respect to a Transferred Company, Transferred Assets or a Transferred Business that could give rise to an indemnity claim by Buyer against Seller under this Agreement. Any failure to so notify Seller shall not relieve Seller of its obligations hereunder (including its indemnification obligations under Section 10.02), except to the extent such failure shall have actually and materially prejudiced Seller. With respect to any Tax Proceeding relating to a Pre-Closing Tax Period with respect to a Transferred Company, Transferred Assets or a Transferred Business (other than a Straddle Period or a Tax Proceeding with respect to a Transfer Tax) that could give rise to an indemnity claim by Buyer against Seller under this Agreement, Seller may choose in its sole discretion (at its sole cost and expense) to control all proceedings and may make all decisions taken in connection with such Tax Proceeding (including selection of counsel), and, without limiting the foregoing, may, in its sole discretion, pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with any Taxing Authority with respect thereto, and may, in its sole discretion, either pay the applicable Tax liability and sue for a refund or contest the Tax at issue in such Tax Proceeding; provided that, (1) Seller shall provide Buyer with a timely and reasonably detailed account of each phase of such Tax Proceeding and shall consult with Buyer before taking any significant action in connection with such Tax Proceeding, (2) Buyer shall have the right, at its sole cost and expense, to review and provide comments with respect to written responses provided to the Governmental Entity or Taxing Authority with respect to such Tax Proceeding, and Seller shall consider Buyer’s comments in good faith and (3) Seller and its Affiliates shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed (clauses (1), (2), and (3) together, “Non-Controlling Party Rights”).

(ii)           Notwithstanding Section 7.07(d)(i), Seller shall control any Tax Proceeding in respect of a consolidated Tax Return of which Seller or any of its Affiliates (other than a Transferred Company) is the common parent; provided that, if any such Tax Proceeding could reasonably be expected to increase any Tax liability of Buyer or its Affiliates (including the Transferred Companies) (other than with respect to Indemnified Taxes) after Closing, Seller shall (i) keep Buyer reasonably informed with respect to the conduct of such Tax Proceeding and (ii) not settle, compromise, appeal any adverse determination in or abandon any such Tax Proceeding without Buyer’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(iii)          Except as otherwise provided in Section 7.07(d)(i) or Section 7.07(d)(ii), following the Closing, Buyer shall exclusively control all Tax Proceedings with respect to applicable Transferred Companies or Taxes otherwise relating to the applicable Transferred Assets or applicable Transferred Business.

(iv)          Buyer, the applicable Transferred Companies and each of their respective Affiliates, on the one hand, and Seller and its respective Affiliates, on the other hand, shall cooperate in contesting any Tax Proceeding, which cooperation shall include the retention and, upon request, the provision to the requesting party, of records and information which are reasonably relevant to such Tax Proceeding (except where providing such records and information is prohibited by applicable Law, would contravene any fiduciary duty or would result in the waiver of any legal privilege or work-product protection), and making employees available on a mutually convenient basis to provide additional information or explanation of any material provided under this Section 7.07(d)(iv) or to testify at proceedings relating to such Tax Proceeding. Seller and Buyer shall execute and deliver, and shall cause their respective Affiliates to execute and deliver, such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.07(d).

(e)            Miscellaneous.

(i)            Except as contemplated by the Transaction Documents, Buyer shall not, and shall not permit any of its Affiliates (including, following the Closing, the Transferred Companies and the Transferred Businesses) to, take any action outside the ordinary course of business during the portion of the Closing Date following the Closing that would reasonably be expected to have the effect of increasing a Tax liability of Seller, a Transferred Company or a Transferred Business.

(ii)           No election shall be made under Section 338 of the Code (or any corresponding or similar provision of state or local Law) with respect to any Transferred Company except with Seller’s prior written consent.

(iii)          Without limiting Section 7.07(d)(iv), each of Seller and Buyer shall, and shall cause its respective Affiliates to, provide the other with such records and information (except where providing such records and information is prohibited by applicable Law, would contravene any fiduciary duty or would result in the waiver of any legal privilege or work-product protection), and make such of its directors, officers, employees and agents available, as may reasonably be requested by such other party in connection with the preparation of any Tax Return or the conduct of any Tax Proceeding of a Transferred Company, the Transferred Assets or any Transferred Business for any applicable Pre-Closing Tax Period or a Straddle Period. Buyer shall, within one hundred twenty (120) days after the end of the applicable Tax period, at Seller’s sole cost and expense, prepare, or cause each Transferred Company to prepare, in either case in a manner consistent with such Transferred Company’s past practices, all Tax work paper preparation packages necessary to enable Seller to prepare, or cause to be prepared, all Tax Returns that Seller is obligated to prepare, or cause to be prepared, with respect to such Tax period under this Agreement. Notwithstanding anything in this Agreement to the contrary, Seller and its Affiliates shall not be required to provide Buyer with a copy of, or otherwise disclose the contents of, any consolidated Tax Return, and Buyer and its Affiliates shall not be required to provide Seller with a copy of, or otherwise disclose the contents of, any consolidated Tax Return, other than any such portion of such consolidated Tax Return that relates solely to a Transferred Company or a Transferred Business.

(iv)          Notwithstanding anything in this Agreement to the contrary, Seller shall terminate (or cause to be terminated) prior to or at the Closing all Tax Sharing Agreements (other than this Agreement or any Ancillary Agreement), if any, to which any of the Transferred Companies, on the one hand, and any Person (other than the Transferred Companies), on the other hand, are parties to, and neither Buyer nor any of the Transferred Companies or their respective Affiliates shall have any obligations thereunder after the Closing.

(v)           Seller shall make, or cause to be made, an election under Treasury Regulations Section 1.1502-36(d)(6) with respect to the sale of the Transferred Equity Interests of Spirit North Carolina to reduce the basis in the Transferred Equity Interests of Spirit North Carolina by an amount not less than any "attribute reduction amount" within the meaning of Treasury Regulations Section 1.1502-36(d)(3) with respect to Spirit North Carolina, so as to avoid a reduction to any of Spirit North Carolina’s Tax “attributes” (as described in Treasury Regulation Section 1.1502-36(d)(4)) and shall not make, or cause to be made, any other election under Treasury Regulation Section 1.1502-36.

(f)          Buyer Undertaking. Buyer undertakes to procure that each Transferred Company incorporated or tax resident in the United Kingdom carries on its respective business in the same manner in which it was carried out prior to the Closing such that the relevant Transferred Company will be a qualifying company for the purposes of paragraph 19(2), Schedule 7AC of the UK Taxation of Chargeable Gains Act 1992 immediately following the Closing.

(g)         Capital Allowances.

(i)     In this Section 7.07(g):

(1)            “Capital Allowances Election” means an election in the form set out in Schedule 7.07(g)(i)(1) to the Disclosure Letter;

(2)            “CA Fixed Assets” means Fixed Assets expenditure on which has been, is or will be eligible for allowances under the UK Capital Allowances Act 2001;

(3)            “Elected Main Rate Figure” means the value of the CA Fixed Assets as set out in Part 1 of the Capital Allowances Election, which is of a type giving rise to expenditure which qualifies for the rate specified in section 56(1) of the UK Capital Allowances Act 2001;

(4)            “Elected Special Rate Figure” means the value of the CA Fixed Assets as set out in Part 2 of the Capital Allowances Election, which is of a type giving rise to special rate expenditure within the meaning of section 104A of the UK Capital Allowances Act 2001; and

(5)            “Fixed Assets” means, in respect of each real property included in Transferred Assets, all fixed plant, machinery, equipment and other tangible assets used or intended for use in connection with the applicable Transferred Business that are physically attached or fixed to the relevant real property as at the Closing related thereto and owned by Seller or is a relevant Affiliate, but excluding any Excluded Asset and any assets owned by a third party.

(ii)           On or prior to the Closing, as directed by Seller, each of Seller and Buyer or their relevant Affiliate shall sign in duplicate a Capital Allowances Election (under section 198 of the UK Capital Allowances Act 2001) in respect of any real property within the applicable Transferred Assets agreeing to the Elected Main Rate Figure and the Elected Special Rate Figure in accordance with the apportionment set out in the Capital Allowances Election.

(iii)          Each of Seller and Buyer shall submit, or procure the submission by their relevant Affiliate of, each Capital Allowances Election to the relevant Taxing Authority within the time limit prescribed by law and take all reasonable steps to procure that the Elected Main Rate Figure and the Elected Special Rate Figure are accepted by the relevant Taxing Authority.

Section 7.08           Bulk Transfer Laws. Buyer acknowledges that Seller and its Affiliates have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction. Buyer hereby waives compliance by Seller and its Affiliates with the provisions of any bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the Transactions.

Section 7.09          Replacement of Guarantees. During the period from the date of this Agreement to the Closing Date (or the earlier termination of this Agreement in accordance with its terms), each of Seller and Buyer shall cooperate and use reasonable best efforts to, effective as of the Closing, terminate or cause to be terminated, or cause Buyer or one of its Affiliates (including each Transferred Company) to be substituted in all respects for Seller or any of its Affiliates (other than the Transferred Company) in respect of, all liabilities and obligations (contingent or otherwise) of Seller or any of its Affiliates (other than the Transferred Companies) under any Guarantee to the extent relating to the Transferred Businesses, including under any Contract or letter of credit, in each case, as set forth on Schedule 7.09 to the Disclosure Letter (the “Existing Guarantees”). In the case of the failure to do so by the Closing Date, then each of Seller and Buyer shall continue to cooperate and use reasonable best efforts as described in the preceding sentence, and Buyer shall (a) indemnify and hold harmless the Seller Indemnitees against and from any and all Damages that any Seller Indemnitee may incur or suffer to the extent such Damages arise out of or result from such Existing Guarantees and (b) not permit any Transferred Company or its Affiliates to (i) renew or extend the term of or (ii) increase the obligations of such Transferred Company or its Affiliates under, or transfer to another third party, any Contract or letter of credit or other liabilities and obligations (contingent or otherwise) for which Seller or any of its Affiliates (other than the Transferred Companies) is or would reasonably be likely to be liable under any such Existing Guarantee. To the extent that Seller or any of its Affiliates (other than the Transferred Companies) has performance obligations under any such Existing Guarantee, Buyer shall use its reasonable best efforts to (A) fully perform and discharge or cause to be fully performed and discharged such obligations on behalf of Seller or such Affiliate or (B) otherwise take such action as is reasonably requested by Seller so as to place Seller or such Affiliate in the same position as if Buyer had performed and discharged or were performing and discharging such obligations.

Section 7.10          Confidentiality. Each party acknowledges that the information being provided to it in connection with the Transactions is subject to the terms of the Confidentiality Agreement and the Clean Team Agreement, the terms of which are incorporated herein by reference in their entirety; provided that (a) the Confidentiality Agreement shall not prohibit any disclosures in compliance with Section 11.12 and (b) actions taken by the parties or their respective Affiliates to the extent expressly permitted under Section 6.05 shall not be deemed to be in violation of this Section 7.10 or of the Confidentiality Agreement; provided, further, however, that the foregoing proviso shall not affect Section 6.05(e) to the extent that Section 6.05(e) specifies that it is subject to this Section 7.10 or the Confidentiality Agreement or the Clean Team Agreement. Subject to the foregoing, if this Agreement is, for any reason, terminated prior to the Closing, each of the Confidentiality Agreement and the Clean Team Agreement shall continue in full force and effect until termination thereof in accordance with its terms. The Confidentiality Agreement and the Clean Team Agreement (and the incorporation of the Confidentiality Agreement and the Clean Team Agreement herein) shall automatically terminate upon the Closing with respect to information to the extent relating to the Transferred Businesses, the Transferred Assets, the Transferred Companies or the Assumed Liabilities (and excluding, in each case, any Excluded Assets or Excluded Liabilities), without any further action required of the parties. The provisions of this Section 7.10, the Confidentiality Agreement and the Clean Team Agreement are in addition to, and shall not be deemed to limit in any way, the confidentiality obligations of the parties set forth in any other provision of this Agreement or any other Transaction Documents.

Section 7.11          Boeing Guarantee. The parties acknowledge and agree that pursuant to, and subject to the terms set forth in, that certain Letter Agreement, dated as of the date hereof, by and between Boeing and Buyer, Boeing shall execute and deliver the Boeing Guarantee to Buyer immediately following the later of the Closing or the Spirit/Boeing Closing, if any.

Article VIII

Employees

Section 8.01          Employee Benefits Matters.

(a)         From and after the date of this Agreement until the Closing Date, Buyer shall consult with Seller and obtain Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) before distributing, or causing to be distributed, any material communications to any employee who is expected to be a Business Employee as of the Closing Date or their Employee Representative, whether relating to employee benefits, post-Closing terms of employment or otherwise. Seller shall consult with Buyer and obtain Buyer’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) before distributing, or causing to be distributed, any material communications to any employee who is expected to be a Business Employee, or their Employee Representative regarding such Business Employee’s post-Closing employment, compensation or benefits-related matters.

(b)         During the period prior to the Closing, Buyer and Seller may mutually agree to update the Business Employee Census to (A) add names of additional Persons who Buyer and Seller mutually agree are expected to be Business Employees and (B) remove names of Persons listed on the Business Employee Census who Buyer and Seller mutually agree are not expected to be Business Employees, in each case with Buyer and Seller acting reasonably and in good faith and based on the criteria set forth on Schedule 1.01(c)(ii) to the Disclosure Letter, including in furtherance of Seller’s obligation under Section 8.01(e). On each monthly anniversary of the date hereof and on the date that is five (5) days prior to the Closing Date, Seller will provide Buyer with a revised version of the mutually agreed Business Employee Census, updated as of such date. During the period prior to the Closing, Seller shall use reasonable best efforts to provide, as part of the monthly updates to the mutually agreed Business Employee Census, all actuarial and employment information with respect to such additional Business Employees as is specified in Section 3.11(a). In addition, Seller shall provide Buyer with (i) a materially complete and accurate list, as of the date such list is provided, of each Business Employee’s (A) full name; (B) gender; (C) place of work; (D) department, function; (E) contract type; (F) contractual end date, if applicable; (G) continuous service date (if different than hire date); (H) nationality; (I) whether on a work permit or visa and (J) status if on continuous leave of absence that has continued or is expected to continue for ninety (90) days or more (and the nature of such leave), as soon as practicable following the date of this Agreement and in any event no later than sixty (60) days prior to the Closing and (ii) all other employee liability information (within the meaning of TUPE) in relation to any Business Employee whose employment may transfer to Buyer or its Affiliates pursuant to TUPE, as soon as practicable and in any event no later than thirty (30) days following the date of this Agreement. The data will be shared between the date of this Agreement and the Closing on a secured server with restricted access, with all necessary measures to ensure the protection of personal data (including special category data) and sensitive data which does not amount to personal data. The format will allow extraction of data for the purpose of preparing for the Closing, provided always that until the date which is sixty (60) days prior to Closing, such data is anonymized at the point of extraction but not anonymized when such data is viewed without extraction. The data will be updated on a monthly basis prior to the Closing. Seller shall ensure that effective as of the Closing and subject to applicable Data Privacy Laws, Seller shall have transferred to Buyer and the Transferred Companies (as applicable) all material employment records, documents and data relating to the Transferred Employees in physical or usable digital format, as determined by Seller. Seller shall only retain duplicated copies of such records, documents and data relating to the Transferred Employees to the extent and for the duration permitted by Data Privacy Laws and, for three months following the Closing, shall use commercially reasonable efforts to respond to any reasonable requests of Buyer in respect of such records, documents and data concerning the Transferred Employees.

(c)         Prior to the Closing, (i) Seller shall, and shall cause its applicable Affiliates, to ensure that no Retained Employee is employed by any Transferred Company as of the Closing (including by ensuring that any TUPE transfers of Retained Employees to an entity that is not a Transferred Company is completed prior to Closing) and that all earned and accrued salaries, wages, indemnities and other employment-related expenses have been paid to the Retained Employee prior to the Closing Date, and (ii) in those jurisdictions where there is a Transferred Company, on or prior to the Closing, Seller shall, and shall cause its applicable Affiliates to, use commercially reasonable efforts ensure that any Business Employee who is not an employee of a Transferred Company is transferred to a Transferred Company with an effective date of such transfer no later than the Closing; provided that the employment of any U.S. Offer Employee shall only be transferred to a Transferred Company with Buyer’s prior written consent. In the event any employees described in the foregoing clause (i) are not able to be moved out of the applicable Transferred Company prior to the Closing Date, Seller and Buyer shall cooperate in good faith to transfer or terminate such employees as soon as reasonably practicable following the Closing, with any liabilities (including any post-Closing and pre-Transfer Date liabilities) relating to the employment or termination of employment of such individuals constituting Excluded Liabilities; provided that, notwithstanding anything in this Agreement to the contrary, if the operative cause for the inability to so move any Business Employee to a Transferred Company according to clause (ii) is due to Buyer’s (or any of its Affiliates’) act or omission in breach of this Agreement or applicable Law, then such post-Closing and pre-Transfer Date liabilities relating to the employment of any such Business Employee shall constitute Assumed Liabilities.

(d)         The parties acknowledge that the employment of certain Business Employees are expected to transfer automatically to Buyer and its Affiliates upon the occurrence of the Closing by operation of TUPE or pursuant to the transfer of the Transferred Equity Interests to Buyer or its Affiliates. In the event that the contract of employment of any employee who is not a Business Employee has effect, or is alleged to have effect, (whether in whole or in part) as if originally made between Buyer or any of its Affiliates as a result of TUPE (a “Wrong Pockets Employee”), (i) Buyer shall notify Seller within five (5) Business Days of becoming aware of any such transfer and (ii) Seller shall be given the opportunity to re-employ or re-engage any Wrong Pockets Employee and if such offer of re-employment or re-engagement is not made within five (5) Business Days of the notification made pursuant to clause (i) or is made but refused by the Wrong Pockets Employee within five (5) Business Days of such offer being made, Buyer may, in accordance with the Wrong Pockets Employee’s contract of employment and any applicable Laws, terminate the contract of the Wrong Pockets Employee within fifteen (15) Business Days of becoming aware of the transfer of employment and shall use commercially reasonable efforts to mitigate any related termination costs. Subject to the provisions of this Section 8.01(d) being followed, Seller shall indemnify Buyer and each of its Affiliates against Damages (including any claims, notice requirements or termination-related payments) suffered or incurred by Buyer or its Affiliates arising out of or in connection with (y) the employment (or alleged employment) and termination by the Buyer of the employment of such Wrong Pockets Employee or (z) any act or omission by Seller and its Affiliates (including the Transferred Companies) in respect of such Wrong Pockets Employee prior to Closing. For the avoidance of doubt, the indemnity provided by Seller in this Section 8.01(d) shall not apply to any liability for any actual or alleged acts of discrimination, harassment or victimization on the part of the Buyer, any applicable Affiliate, or any person working for or on behalf of such entity which occurs on or after Closing. Without prejudice to the other provisions of this Section 8.01(d), Seller shall, at its own expense, give Buyer such assistance as Buyer may reasonably require to contest any demand or claim by any Wrong Pockets Employee resulting from or in connection with this Agreement, including any TUPE-related demand or claim, subject to applicable Data Privacy Laws. Buyer agrees, at Seller’s expense, to take any such action as Seller may reasonably request in relation to a matter that could give rise to a claim under this indemnity to avoid, dispute, resist, appeal, compromise, defend or mitigate any potential or actual claim, including to provide all relevant books of account, records and correspondence relating to the matter promptly upon request to Seller.

(e)         In the event the employment of a Business Employee (i) is not with one of the Transferred Companies immediately prior to the Closing or (ii) is not reasonably expected to automatically transfer to Buyer or its Affiliates upon the occurrence of the Closing by operation of TUPE or pursuant to the transfer of the Transferred Equity Interests to Buyer or its Affiliates, Buyer shall, or shall cause one of its Affiliates to, offer employment to each such Business Employee (including, for the avoidance of doubt, any U.S. Offer Employee for which Buyer has not consented to the transfer of such employee to a Transferred Company pursuant to Section 8.01(c)) (each, an “Offer Employee”) no later than thirty (30) days prior to the Closing Date (or such earlier date as may be required by applicable Law), with offers of employment effective at 12:01 A.M., local time, on the Closing Date (the “Transfer Time”). Each offer made pursuant to this Section 8.01(e) shall (A) be consistent with the terms and conditions of this Section 8.01, (B) be on terms that comply with the terms of Section 8.01(f) and (C) otherwise comply in all respects with applicable Law (including with respect to compensation and benefits) (an offer that meets the requirements of clauses (A) through (C), a “Compliant Offer”). Any communication between Buyer and Offer Employees occurring in the framework of this Section 8.01(e) shall not be subject to the requirement to obtain Seller’s consent pursuant to Section 8.01(a). If any Offer Employee declines Buyer’s Compliant Offer, Seller shall use commercially reasonable efforts to promptly identify a suitable alternative employee that is employed by Seller, if any, for Buyer to offer a Compliant Offer on similar terms. Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to facilitate in good faith the acceptance of a Compliant Offer by any Offer Employee.

(f)          During the Benefits Continuation Period, Buyer or its Affiliates shall provide to each Transferred Employee, (i) a base salary or base wage that is no less favorable than those in effect for such Transferred Employee as of immediately prior to the Transfer Time, (ii) the same primary place of employment (or a primary place of employment within a fifty (50) mile radius of the Transferred Employee’s primary place of employment as of immediately prior to the Closing Date), (iii) total short-term target incentive compensation opportunities that are substantially comparable in the aggregate to those provided to each such Transferred Employee immediately prior to the Transfer Time (provided that Buyer shall not be obligated to provide such incentives in the form of equity or equity-based compensation), and (iv) retirement and health and welfare benefits to each Transferred Employee that are substantially comparable in the aggregate to those provided to such Transferred Employee immediately prior to the Transfer Time; provided, however, that any terms and conditions of employment (including continuity of service) are no less favorable than those required by applicable Law. The requirements of the foregoing sentence shall not apply to any Transferred Employee who, following the Closing Date, is covered by a Collective Bargaining Agreement, and such Transferred Employees shall instead be provided with terms and conditions of employment in accordance with the applicable Collective Bargaining Agreement and applicable Law. Nothing contemplated by this Agreement shall be construed as requiring either Buyer or any of its Affiliates to continue the employment of any Transferred Employee for any period after the Closing Date.

(g)         During the Benefits Continuation Period, in the event of a termination of any Transferred Employee’s employment by Buyer or its Affiliates without cause (as reasonably determined by Buyer or its Affiliates) or as required by applicable Law, Buyer or its Affiliates shall provide severance benefits to such Transferred Employee that are no less favorable than those severance or termination benefits applicable to such Transferred Employee as of immediately prior to the Transfer Time and which are set forth on Schedule 8.01(g) to the Disclosure Letter (or such greater severance or termination benefits as may be required by applicable Law or Collective Bargaining Agreements); provided that, unless prohibited under applicable Law or customary practice in the applicable non-U.S. jurisdiction, such severance benefits shall be provided only if the Transferred Employee executes (and does not revoke) a release of claims in favor of Seller, Buyer and their respective Affiliates in a form generally used by Buyer or an applicable Affiliate of Buyer with respect to terminating employees.

(h)         With respect to Transferred Employees, effective from and after the Transfer Time, Buyer or its Affiliates shall (i) recognize, for purposes of determining eligibility to participate, vesting (other than equity or equity-based vesting) and for paid time-off and severance benefit levels under all plans, programs and arrangements established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees (the “Buyer Plans”), service with Seller and its Affiliates prior to the Transfer Time to the extent such service was recognized under the corresponding Business Employee Benefit Plan covering such Transferred Employees, in each case, except where it would result in a duplication of benefits, (ii) use commercially reasonable efforts to waive any preexisting condition, exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees, except to the extent such preexisting condition, exclusion, actively-at-work requirement or waiting period would have applied to such individual under the corresponding Business Employee Benefit Plan and (iii) use commercially reasonable efforts to provide full credit for any co-payments, deductibles and similar payments made or incurred by each Transferred Employee prior to the Transfer Time for the plan year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations to the same extent as such Transferred Employee was entitled under the corresponding Business Employee Benefit Plan prior to the Closing, subject in the case of each of the foregoing clauses (i), (ii) and (iii), to any greater standard or additional requirements as may be applicable under applicable Law.

(i)          If required by applicable Law, Seller shall pay, or shall cause to be paid, to any Offer Employee who becomes a Transferred Employee an amount equal to such Transferred Employee’s accrued but unpaid vacation time for periods of employment with Seller or its Affiliates prior to the Transfer Time; provided that Buyer shall, or shall cause its Affiliates to, (i) where required by applicable Law for each Offer Employee who becomes a Transferred Employee and (ii) for all Business Employees who become Transferred Employees automatically by operation of applicable Law or pursuant to the transfer of the Transferred Equity Interests, assume liability for and recognize and credit each such Transferred Employee with any accrued but unpaid vacation time for periods of employment with Seller or its Affiliates prior to the Transfer Time; provided that, (A) in respect of any such Offer Employees or Business Employees who are not employed by a Transferred Company prior to the Transfer Time, such accrued but unpaid vacation time is reflected in Specified Indebtedness and (B) that the amount of such vacation time is disclosed to Buyer in writing not later than 10 Business Days following the Closing; provided that, in relation to Business Employees who are employed by a Transferred Company, Seller shall not have to disclose details of such vacation amount to the extent that such information is already held by the applicable Transferred Company. Buyer shall, and shall cause its Affiliates to, cooperate in good faith with all Transferred Employees with respect to vacation commitments purchased or reserved by such Transferred Employees prior to the Transfer Time in respect of periods occurring subsequent to the Transfer Time.

(j)          Effective as of the Transfer Time, each Transferred Employee shall cease to be an employee of Seller or Seller’s applicable Affiliate and shall cease to participate in any Business Employee Benefit Plan (other than any Assumed Benefit Plan) as an active employee. Other than with respect to a government-sponsored benefit plan and other than with respect to any Assumed Benefit Plan, (i) Seller shall be, or shall cause its Affiliates to be, responsible for all (A) medical, vision, dental and prescription drug claims for expenses incurred by any Business Employees or former Business Employees or his or her dependents, (B) claims for short-term and long-term disability income benefits incurred by any Business Employees or former Business Employees, (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Business Employees or former Business Employees, (D) claims relating to COBRA coverage attributable to “qualifying events” with respect to any Transferred Employee and his or her beneficiaries and dependents, (E) claims for severance, termination pay or similar payments payable to any Business Employees or former Business Employees before the Transfer Time or arising in connection with the Separation Plan or the transfer of such Business Employees or former Business Employees in accordance with this Section 8.01 (other than to the extent that such severance, termination pay or similar payments are incurred as a result of Buyer or its Affiliates’ (i) solely in the case of Business Employees who are expected to transfer by operation of TUPE in connection with the Transactions, proposals to make a substantial change to a Business Employee’s working conditions to their material detriment such that the Business Employee regards their employment as having been terminated pursuant to Regulation 4(9) of TUPE or objects pursuant to Regulation 4(8) of TUPE, and does not become a Transferred Employee or (ii) failure to comply with Section 8.01 or applicable Law), and (F) claims for workers compensation benefits payable to or on behalf of Business Employees or former Business Employees, in each case of the foregoing clauses (A) through (F), incurred prior to the Transfer Time and (ii) Buyer shall be, or shall cause its Affiliates to be, responsible for all (1) medical, vision, dental and prescription drug claims for expenses incurred by any by any Transferred Employee or his or her dependents, (2) claims for short-term and long-term disability income benefits incurred by any Transferred Employee, (3) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee, (4) claims relating to COBRA coverage attributable to “qualifying events” with respect to any Transferred Employee and his or her beneficiaries and dependents, (5) claims for severance, termination pay or similar payments payable to any Transferred Employee (other than any such payments which are the responsibility of Seller pursuant to clause (E) above) and (6) claims for workers compensation benefits payable to or on behalf of Business Employees, in each case of the foregoing clauses (1)-(6), arising on or after the Transfer Time. For purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (x) medical, vision, dental or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (y) short- and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits.

(k)         Seller and its Affiliates (including the Transferred Companies) shall cooperate with Buyer and its Affiliates in good faith to put in place stop-loss insurance arrangements for any Assumed Benefit Plan that is a health or welfare benefit plan, as determined by Buyer, with such arrangements to be effective on or before the Closing Date.

(l)          On or prior to the Transfer Time, Seller shall pay any earned cash bonuses for any performance period ending on or prior to the Transfer Time. In respect of annual bonuses for which the performance period is ongoing as of the Transfer Time, Buyer shall, or shall cause one of its Affiliates to, assume all unpaid cash bonuses earned or accrued as of the Transfer Time under any Assumed Benefit Plan and Business Employee Benefit Plan set forth on Schedule 8.01(l) to the Disclosure Letter for, and in respect of, each Transferred Employee (other than any Offer Employee), with such amounts to be included as Specified Indebtedness. Such amount shall be accrued at the target level of performance. Buyer shall, or shall cause one of its Affiliates to, pay to the Transferred Employees a bonus for the performance period in which the Closing occurs in an amount equal to the full fiscal year bonus at the target level of performance, payable upon the Spirit/Boeing Closing, subject to the Transferred Employee’s continued service through the Transfer Date (where such condition is permissible under applicable Law). Buyer shall provide such Transferred Employees with the opportunity to earn cash incentives following the Transfer Date, which cash incentives shall be governed by the cash incentive plans or programs maintained by Buyer and its Affiliates (including the Transferred Companies) in Buyer’s discretion, subject to Buyer’s obligations under Section 8.01(f).

(m)        Without limiting the generality of this Section 8.01 or Buyer’s obligations hereunder, Buyer shall, or shall cause its Affiliates to, recognize the applicable Employee Representatives and assume and honor all Collective Bargaining Agreements to which a Transferred Company is a party or, to the extent required by applicable Law, any Transferred Employee (which shall not include a U.S. Offer Employee) is covered by. With respect to Transferred Employees covered by Collective Bargaining Agreements, effective from and after the Transfer Time, Buyer or one of its Affiliates shall provide to each such Transferred Employee terms and conditions of employment in accordance with the applicable Collective Bargaining Agreement until its expiration, modification or termination in accordance with its terms or applicable Law.

(n)         Seller shall, and shall cause its Affiliates to, comply in all material respects with all requirements and procedures in connection with any information and consultation processes required by applicable non-U.S. Law in relation to the Transactions (the “Consultation Processes”). Buyer agrees to provide prompt cooperation to assist Seller in effecting the Consultation Processes, including by providing such information (including information in respect of Buyer’s employee benefit plans, if any) to, and attending meetings with, the applicable Employee Representatives, in each case, as may be required by applicable Law or practices or as may be reasonably requested by Seller or such Employee Representatives or their respective agents or advisors in connection with the Consultation Processes. Buyer agrees to provide to Seller, within fourteen (14) days of receipt of a written request by Seller, information concerning any “measures” (as that term is defined in TUPE, or the local equivalent thereof) it intends to implement with respect to the Transferred Employees; provided, however, that Buyer shall (A) not be liable for any inaccuracy or incompleteness in such information prior to the Buyer’s receipt of all employee liability information in accordance with Section 8.01(b) and (B) provide updated information concerning such “measures” as soon as practicable if required following receipt of all employee liability information in accordance with Section 8.01(b).

(o)         If any Business Employee requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Buyer or its Affiliates, Buyer shall, and shall cause its Affiliates to, use reasonable best efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Transfer Time (and Seller shall, and shall cause its Affiliates to, use reasonable best efforts to transfer any such permit, pass or other approval to Buyer or its applicable Affiliate, to the extent permitted by applicable Law, and agrees to cooperate with and assist Buyer or its applicable Affiliate with respect to any ongoing approval processes). Buyer and its Affiliates shall use commercially reasonable efforts to employ any such foreign nationals working in the United States under such terms and conditions such that Buyer and its Affiliates qualify as a “successor employer” under applicable United States immigration laws effective as of the Transfer Time. Notwithstanding the foregoing, unless otherwise required by applicable Law (including TUPE) or any Collective Bargaining Agreement, in the event an applicable work permit for a Business Employee is not in place with Buyer or its Affiliate as of the Transfer Time, such Business Employee shall be treated as being a Retained Employee; provided that, if Buyer obtains the applicable work permit within six (6) months of the Transfer Time, Buyer will provide any such Business Employee with a Compliant Offer.

(p)        All Company Equity Awards (as defined in the Spirit/Boeing Merger Agreement) held by Transferred Employees that are outstanding immediately prior to the Closing shall accelerate and vest on the Closing and shall be settled as “Specified Awards” in accordance with Section 2.3 of the Spirit/Boeing Merger Agreement (other than any Company Equity Awards that are required to be settled in cash pursuant to the terms of the applicable award agreement or Law, which shall be settled in cash in connection with the Closing) (together, the “Spirit Equity Payments”). Any other cash amounts that become payable to a Transferred Employee under the Holdings Long-Term Incentive Plan (as amended and restated effective January 23, 2019) (“LTIP”) shall be paid pursuant to the terms of the LTIP (the “Spirit LTIP Payment”) and together with the Spirit Equity Payments the “Spirit Award Payments”). Seller and its Affiliates shall use reasonable best efforts to cause, to the extent applicable (i) all Spirit Award Payments to the Transferred Employees to be settled within ten (10) Business Days following the Spirit/Boeing Closing (except as required to be delayed pursuant to Section 409A of the Code), (ii) the timely deduction and remittance of the employee-paid portion of all applicable Taxes, social security, retirement or similar contributions attributable to the Spirit Award Payments and (iii) the remittance of the employer-paid portion of any Taxes, social security, retirement or similar contributions attributable to the Spirit Award Payments. Notwithstanding the foregoing, in the event that Buyer or any of its Affiliates (including any Transferred Company) become liable for any Spirit Award Payments (or any Taxes, social security, retirement or similar contributions attributable thereto), then, no later than five (5) Business Days after the Spirit/Boeing Closing, Seller shall provide Buyer with a schedule setting forth (solely to the extent applicable and not already in the possession of the applicable Transferred Company): (A) a list of all anticipated Transferred Employees to whom any Spirit Award Payments (or any Taxes, social security, retirement or similar contributions in relation to such Spirit Award Payments) are required to be made by Buyer or any of its Affiliates (including any Transferred Company); (B) the amount of the Spirit Award Payment with respect to each such anticipated Transferred Employee; and (C) the applicable Transferred Company required to make such Spirit Award Payment. For the avoidance of doubt, all amounts required to be paid by Buyer or any of its Affiliates in respect of Spirit Award Payments (including any applicable employer Taxes, social security, retirement or similar contributions attributable thereto) shall be treated as Specified Indebtedness.

(q)         As of the Transfer Time, Seller shall provide to Buyer and its Affiliates all employment records for each Transferred Employee to the extent permitted by Data Privacy Laws. Buyer and its Affiliates shall ensure that all such records are used only in connection with the employment of such Transferred Employee or as otherwise permitted by applicable Law.

(r)          In the United States, pursuant to IRS Revenue Procedure 2004-53, Seller and Buyer and their respective Affiliates shall apply the “standard” method for purposes of employee payroll reporting with respect to any Business Employee.

(s)         The provisions contained in this Agreement with respect to any Business Employee are included for the sole benefit of the respective parties and shall not create any right, including any third-party beneficiary right, in any other Person, including any Business Employee (or dependent or beneficiary of any of the foregoing). Nothing herein shall (i) be deemed an amendment of any plan providing benefits to any Business Employee or of any other employee benefit plan, (ii) prevent Buyer or its Affiliates from amending, modifying, terminating or taking any other action with respect to any Assumed Benefit Plan or other benefit plan in accordance with its terms or (iii) prevent Buyer or its Affiliates, on or after the Closing Date, from terminating the employment of any Transferred Employee.

(t)          Prior to the Closing, Seller shall use its reasonable best efforts to facilitate (i) the establishment of “mirror” or “clone” plans by Buyer that correspond (and provide substantially comparable benefits) to each Business Employee Benefit Plan identified by Buyer (including, as applicable, executing any such plan at a Transferred Company on terms agreed between Buyer or its Affiliate and the applicable benefit provider) and (ii) if not already in place, the establishment on terms agreed by Buyer and its Affiliates with the relevant provider, of independent payroll systems for the Transferred Companies, and in each case such clone plans and payroll systems to be effective from and conditional upon Closing. Prior to the Closing, Seller shall cooperate in good faith with Buyer to identify the Business Employee Benefit Plans to “mirror” or “clone” in order to provide for continued access to health, welfare, retirement and other benefits by the Transferred Employees or as may otherwise be required by applicable Law. Any reasonable costs, expenses or other liabilities reasonably incurred in connection with establishing any clone plans and payroll systems, as contemplated by this Section 8.01(t), shall be borne by Buyer.

(u)         Should the Subang Business Allocation result in (i) Spirit Subang becoming a Transferred Company, those employees of Spirit Subang who are not Airbus Subang Employees shall be Retained Employees and shall be transferred out of Spirit Subang in accordance with Section 8.01(c), or (ii) Spirit Subang remaining an Affiliate of the Seller, the Airbus Subang Employees shall be Offer Employees and receive a Compliant Offer in accordance with Section 8.01(e) to take effect from the Transfer Time (or such later date as the parties and Boeing agree, which date shall not be earlier than the date on which a Buyer Affiliate (A) is established, (B) is able to make such offer, and (C) is able to accept the transfer of such Offer Employees). The parties shall cooperate and use their respective reasonable best efforts to establish the applicable Affiliate, ensure that it is able to receive the applicable employees, and facilitate the transfer of such employees in accordance with applicable Law prior to Closing or, if such a transfer is not possible prior to Closing, as soon as reasonably practicable following Closing. Subject to the agreement of the parties and Boeing, any employee transfer required by this Section may be made to a professional employer organization, and the parties’ respective obligations shall be interpreted accordingly.

(v)         Immediately prior to the Closing, Seller shall take any and all actions as may be required, including amendments to the Spirit AeroSystems Holdings, Inc. Retirement & Savings Plan (“Seller 401(k) Plan”), to cause the account balance of each Transferred Employee thereunder to be fully vested upon the Closing.

Section 8.02           Pension Schedule. Buyer and Seller agree to comply with the terms set forth on Exhibit P hereto, and such terms shall be incorporated into this Agreement as if fully set forth herein.

Article IX

Termination

Section 9.01          Termination by Mutual Written Consent. This Agreement may be terminated at any time prior to the Closing by mutual written consent of Buyer and Seller.

Section 9.02          Termination by Either Buyer or Seller. This Agreement may be terminated at any time prior to the Closing by either Buyer or Seller upon written notice to the other party:

(a)         if the Closing shall not have occurred on or before the earlier of (i) the date that the Spirit/Boeing Merger Agreement is terminated in accordance with its terms or (ii) March 31, 2026 (such earlier date, the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.02(a) shall not be available to any party whose failure to perform or comply with any of its covenants or agreements in this Agreement is the primary cause of the failure of the Closing to occur prior to or on the Outside Date then in effect; or

(b)         if any Closing Legal Impediment is in effect, permanent, non-appealable and prohibits the Closing; provided that the right to terminate this Agreement under this Section 9.02(b) shall not be available to any party whose actions have been the primary cause of the issuance or imposition of such Closing Legal Impediment. For the avoidance of doubt, the issuance by the FTC or DOJ of a “warning letter” in which the agency states that, despite expiration or termination of the HSR Act waiting period its investigation remains open and/or ongoing, shall not be grounds for termination under this Article IX.

Section 9.03          Termination by Buyer. This Agreement may be terminated at any time prior to the Closing by Buyer upon written notice to Seller if (a) Seller shall have breached any one or more of the representations or warranties of Seller contained in this Agreement or (b) Seller shall have failed to perform or comply with any of Seller’s covenants or agreements contained in this Agreement and, in each case of the foregoing clauses (a) and (b), such breach or failure would give rise, if occurring or continuing on the Closing Date, to the failure of a condition set forth in Section 5.02(a) or Section 5.02(b), as applicable, except that, if such breach is curable by Seller, then for a period of up to the earlier of (A) the Outside Date then in effect and (B) the thirtieth (30th) Business Day after Seller’s receipt of written notice thereof from Buyer describing such breach or failure to perform or comply in reasonable detail, such termination shall not be effective, and such termination shall become effective only if the breach is not cured within such thirty- (30-) day period (or any shorter period of time that remains between the date Buyer provides such notice and the Outside Date); provided, however, that the right to terminate this Agreement under this Section 9.03 shall not be available to Buyer if Buyer is then in material breach of any covenant or agreement contained in this Agreement.

Section 9.04          Termination by Seller. This Agreement may be terminated at any time prior to the Closing upon written notice to Buyer:

(a)         if (i) Buyer shall have breached any one or more of the representations or warranties of Buyer contained in this Agreement or (ii) Buyer shall have failed to perform or comply with any of Buyer’s covenants or agreements contained in this Agreement and, in each case of the foregoing clauses (i) and (ii), such breach or failure would give rise, if occurring or continuing on the Closing Date, to the failure of a condition set forth in Section 5.03(a) or Section 5.03(b), as applicable, except that, if such breach is curable by Seller, then for a period of up to the earlier of (A) the Outside Date then in effect and (B) the thirtieth (30th) Business Day after Buyer’s receipt of written notice thereof from Seller describing such breach or failure to perform or comply in reasonable detail, such termination shall not be effective, and such termination shall become effective only if the breach is not cured within such thirty- (30-) day period (or any shorter period of time that remains between the date Seller provides such notice and the Outside Date); provided, however, that the right to terminate this Agreement under this Section 9.04(a) shall not be available to Seller if Seller is then in material breach of any covenant or agreement contained in this Agreement; or

(b)         if (i) all of the conditions set forth in Section 5.01 and Section 5.02 have been satisfied or waived (other than those conditions that (A) by their nature are to be satisfied at the Closing or (B) Buyer’s breach (or alleged breach) caused not to be satisfied), (ii) Seller has confirmed in writing to Buyer that it is ready, willing and able to consummate the Sale and (iii) Buyer fails to consummate the Sale at the time the Closing was required to occur under Section 2.01.

Section 9.05           Effect of Termination. To the extent this Agreement is terminated pursuant to this Article IX, it will become void and of no further force and effect, with no liability or obligation (contingent or otherwise) on the part of any party (or any of their respective former, current or future Affiliates, general or limited partners, stockholders, managers, members, directors, officers, employees or agents), in each case to solely to the extent of such termination; provided, however, that the provisions of this Section 9.05, Article XI, the Confidentiality Agreement and the Clean Team Agreement will survive any such termination in accordance with their respective terms; provided, further, however, that, notwithstanding anything herein to the contrary, nothing herein shall relieve any party from liability for damages resulting from a Willful Breach occurring prior to termination (which liability or damages the parties acknowledge and agree shall not necessarily be limited to reimbursement of expenses or out-of-pocket costs, and, in the case of liabilities or damages payable by or on behalf of Buyer, without limiting any other rights or remedies of Seller under this Agreement or applicable Law and taking into consideration all relevant matters, may include the benefits of the Transactions lost by Seller and its Affiliates (but excluding any benefits of the transactions contemplated by the Spirit/Boeing Merger Agreement) (provided that the foregoing shall not limit the requirement of Seller to prove the amount of damages suffered by Seller, its Affiliates and Seller securityholders connection with such Willful Breach)), in which case the aggrieved party shall be entitled to all remedies available at law or in equity.

Article X

Indemnification

Section 10.01        Survival.

(a)         Except in the case of Fraud, all representations and warranties made by each party in this Agreement or in any certificate delivered pursuant hereto shall terminate effective as of the Closing and shall not survive the Closing. Each covenant or agreement in this Agreement that by its terms is required to be performed in its entirety prior to or at Closing shall survive Closing until, and shall terminate upon, the one (1) year anniversary of the Closing Date. Each covenant or agreement in this Agreement that by its terms is required to be performed in whole or in part after the Closing shall, in any case subject to Section 10.01(b), survive the Closing until fully performed in accordance with its terms, upon which time such covenant or agreement shall terminate.

(b)         Notwithstanding anything to the contrary contained herein, no claim (including any Claim) may be made, and no Person nor any of such Person’s successors, assigns or heirs, will have any liability or obligation (contingent or otherwise, including any indemnification obligation under this Article X), with respect to any representation, warranty, covenant or agreement after the termination or expiration of the applicable survival period set forth in Section 10.01(a) (it being understood and agreed that such Persons are intended express beneficiaries of this Section 10.01, whether or not party to this Agreement); provided, however, that any covenant or agreement that is the subject of any Claim with respect to which notice for a Claim for indemnification is properly and timely delivered under Section 10.06 by the Indemnified Party to the Indemnifying Party after the Closing and prior to the termination or expiration of the applicable survival period set forth in Section 10.01(a) shall survive solely for purposes of fully and finally resolving such Claim until such Claim is fully and finally resolved in accordance with the terms of this Article X. Nothing in this Section 10.01 shall affect or limit the ability of Buyer to recover under the R&W Insurance Policy for any matter covered thereunder. For the avoidance of doubt, the obligations of the parties under this Agreement under Section 10.02(b) and Section 10.03(b) shall survive indefinitely.

Section 10.02         Indemnification by Seller. Subject to the provisions of this Article X, after the Closing, Seller shall indemnify and hold harmless Buyer, its Affiliates and its and their respective Representatives (collectively, the “Buyer Indemnitees”) against and from any and all Damages that such Buyer Indemnitee incurs or suffers to the extent such Damages arise out of or result from (a) any breach by Seller or any of its Affiliates of its covenants or agreements contained herein or in any Transaction Document, (b) any of the Excluded Liabilities (provided that Seller’s indemnification obligations under this clause (b) are subject to Buyer’s and the other Buyer Indemnitees’ compliance with Section 10.07(e)), (c) any failure by Seller or its Affiliates to comply with its applicable information and consultation obligations under TUPE (provided that, if such failure arises, directly or indirectly, from any act or omission of Buyer or its Affiliates, then no indemnification shall be provided to the Buyer Indemnitees from Seller under this clause (c)), (d) Indemnified Taxes or (e) the amount payable following the Closing by Buyer or any Buyer Designated Affiliate to a Transferred Employee that is transferred at the Closing under any retention, transaction or change in control bonus or similar arrangement or with respect to any Spirit Award Payments (together with the employer-paid portion of any Taxes, social security, retirement and similar contributions with respect to the foregoing), in each case other than an Assumed Award issued by Seller or any of its Affiliates to such Transferred Employee prior to the Closing. Notwithstanding that a claim for damages may fall into multiple categories under this Agreement, the Buyer Indemnitees (individually and collectively) shall not be entitled to recover under this Agreement or in any Transaction Document more than once in respect of such damages.

Section 10.03         Indemnification by Buyer. Subject to the provisions of this Article X, after the Closing, in addition to the indemnification set forth in Section 7.09, Buyer shall indemnify and hold harmless Seller, its Affiliates and its and their respective Representatives (collectively, the “Seller Indemnitees”) against and from any and all Damages that such Seller Indemnitee incurs or suffers to the extent such Damages arise out of or result from (a) any breach by Buyer or any of its Affiliates of its covenants or agreements contained herein or in any Transaction Document, (b) any of the Assumed Liabilities (provided that, Buyer’s indemnification obligations under this clause (b) are subject to Seller’s and the other Seller Indemnitees’ compliance with Section 10.07(e)) or (c) any failure by Buyer to comply with its applicable information and consultation obligations under TUPE (provided that, if such failure arises, directly or indirectly, from any act or omission of Seller or its Affiliates, then no indemnification shall be provided to the Seller Indemnitees from Buyer under this clause (c)). Notwithstanding that a claim for damages may fall into multiple categories under this Agreement, the Seller Indemnitees (individually and collectively) shall not be entitled to recover under this Agreement or in any Transaction Document more than once in respect of such damages.

Section 10.04        R&W Insurance Policy as Exclusive Remedy; Order of Recourse.

(a)         Buyer acknowledges and agrees, for itself and on behalf of each other Buyer Indemnitee, that the sole and exclusive remedy of the Buyer Indemnitees (or any of them) in respect of any inaccuracy in or breach of Seller’s representations and warranties set forth in this Agreement or in any certificate delivered pursuant hereto shall be filing claims under the R&W Insurance Policy, and Seller shall not have any direct or indirect liability or obligation (contingent or otherwise) with respect to any such inaccuracy or breach except in the case of Fraud.

(b)         To the extent a Buyer Indemnitee incurs or suffers Damages and such Damages are recoverable or reasonably likely to be recoverable under the R&W Insurance Policy, Buyer shall use commercially reasonable efforts to file a claim for Damages under the R&W Insurance Policy prior to seeking recourse against Seller or any other Person pursuant to this Agreement, including pursuant to this Article X.

(c)         To the extent a Buyer Indemnitee incurs or suffers Damages, Buyer shall use commercially reasonable efforts to first file a claim for such Damages under available insurance policies (including the (i) R&W Insurance Policy, (ii) any insurance policies (including any self-insurance policies or similar arrangements) arranged or maintained by or for the benefit of Buyer or its Affiliates and any Seller Occurrence-Based Policy) prior to seeking recovery from Seller under this Article X. Notwithstanding anything herein to the contrary, Seller shall only be liable for any monetary damages under this Agreement to the extent not recovered or recoverable from a third party (net of any costs of recovery thereof that are actually incurred) or under any insurance policy.

(d)         With respect to any Damages for which Buyer or any other Buyer Indemnitee is required to file a claim under the relevant available insurance policies pursuant to this Section 10.04, Buyer shall, and shall cause each other Buyer Indemnitee to, use its respective commercially reasonable efforts to take, or cause to be taken, all reasonable actions necessary, proper or advisable to maintain such claim and to diligently and promptly seek recovery to the fullest extent available under such insurance policy; provided that, nothing in this Section 10.04(d) shall require or be construed to require any Buyer Indemnitee to incur any material expense, agree to any material concession or commence any legal proceeding against any insurance provider, in each case, in connection with the satisfaction of Buyer’s (and/or any other Buyer Indemnitee’s) obligations under this Section 10.04.

Section 10.05         Scope of Liability. The rights of the Buyer Indemnitees or the Seller Indemnitees (or any of them) to seek and obtain indemnification pursuant to this Article X shall not be affected or deemed waived by reason of any fact, matter or circumstance known, or that should have been known, to Buyer, Seller or any other Buyer Indemnitee or Seller Indemnitee, including any fact, matter or circumstance arising from or related to any investigation made by or on behalf of any Buyer Indemnitee or Seller Indemnitee or furnished to any Buyer Indemnitee or Seller Indemnitee prior to the date of this Agreement.

Section 10.06         Claims. In order for any Seller Indemnitee or Buyer Indemnitee to be entitled to seek indemnification under this Article X (the “Indemnified Party”) in respect of a Claim, such Indemnified Party shall give prompt written notice to, in the case of a Seller Indemnitee, Buyer, and in the case of a Buyer Indemnitee, Seller (the “Indemnifying Party”), of such claim for indemnification (a “Claim”), together with each matter, action, cause of action, claim, demand, proceeding, assessment, fact or other circumstances upon which a Claim hereunder may be based. In furtherance of the foregoing, (i) such notice shall contain, with respect to each Claim and only to the extent known to such Indemnified Party and legally permissible, such facts and information as are then reasonably available, including the estimated amount of Damages and the specific basis for indemnification hereunder and (ii) if such Claim for indemnification arises out of a Third-Party Claim, the Indemnified Party shall deliver a notice of such Claim reasonably promptly after an Indemnified Party receives notice of such Third-Party Claim. Subject to Section 10.01, failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is actually and materially prejudiced by such failure.

Section 10.07         Defense of Actions.

(a)         Subject to the terms of this Section 10.07, (i) each Indemnified Party and its Affiliates shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any action, cause of action, claim, demand or proceeding by any third party against the Indemnified Parties (or any of them) that gave rise to the Claim (a “Third-Party Claim”) by providing the Indemnified Party with written notice thereof within thirty (30) days after receipt by the Indemnifying Party of notice from an Indemnified Party of such Third-Party Claim in accordance with Section 10.06 and (ii) the Indemnifying Party shall have full authority to conduct the defense of any such Third-Party Claim, and to settle or otherwise dispose of the same, and each Indemnified Party will reasonably cooperate in such defense; provided that, if the Indemnifying Party elects to assume the defense of a Third-Party Claim, the Indemnifying Party will, as a condition to the assumption of such defense (A) permit the Indemnified Party to participate in such defense, settlement or disposal through counsel (other than counsel of the Indemnifying Party) chosen by the Indemnified Party (provided that, the fees and expenses of such counsel shall be paid by such Indemnified Party) and (B) confirm in writing to the Indemnified Party that the Indemnifying Party will be responsible for indemnifying the Indemnified Party for any Damages incurred or suffered by such Indemnified Party arising from or relating to such Third-Party Claim, to the extent provided in (and subject to the limitations and covenants and agreements set forth in) this Article X.

(b)         The (i) Indemnifying Party shall not, without the prior written consent of the Indemnified Party, consent to the entry of any Judgment or enter into any settlement or compromise of a Third-Party Claim unless such Judgment, settlement or compromise (A) does not provide for any relief other than the payment of monetary damages, all of which monetary damages shall be paid by the Indemnifying Party, (B) includes, as an unconditional term thereof, the giving by the third-party claimant to the Indemnified Party and its Affiliates of an irrevocable release from all liabilities and obligations in respect of such Third-Party Claim, and (C) would not result in any finding or admission of any wrongdoing or violation of Law by any Indemnified Party or any of its Affiliates and (ii) Indemnified Party shall not, and shall cause its Affiliates not to, without the prior written consent of the Indemnifying Party, consent to the entry of any Judgment or enter into any settlement or compromise of a Third-Party Claim unless (A) such Judgment, settlement or compromise (1) would not result in any finding or admission of any wrongdoing or violation of Law by any Indemnifying Party or any of its Affiliates and (2) would not result in the imposition of any liability or obligation on the Indemnifying Party or any of its Affiliates and (B) solely if the Indemnifying Party has assumed the defense of such Third-Party Claim in accordance with this Section 10.07 or occurs prior to the end of the thirty (30) day period set forth in Section 10.07(a)(i), the Indemnified Party, on its own behalf and on behalf of its Affiliates, expressly, irrevocably, unconditionally and without prejudice irrevocably releases the Indemnifying Party and its Affiliates and Representatives from all liabilities and obligations, including any and all liabilities and obligations under this Article X, with respect to such Third-Party Claim.

(c)         Notwithstanding anything to the contrary contained herein, the Indemnifying Party shall not be entitled to assume, maintain or complete the defense of any Third-Party Claim without the consent of the Indemnified Party, to the extent that such Third-Party Claim (i) seeks an injunction or other equitable or non-monetary relief against the Indemnified Party or any of its Affiliates (other than equitable or non-monetary relief that is incidental to monetary damages as the primary relief sought) or (ii) is related to or otherwise arises in connection with any criminal matter, in which case the Indemnified Party shall allow the Indemnifying Party a reasonable opportunity to participate in such defense with its own counsel and at its own expense.

(d)         Each of the Indemnified Party and the Indemnifying Party shall, and shall cause their respective Affiliates and their respective counsel to, cooperate in the defense of any Third-Party Claim subject to this Article X and keep each other reasonably informed of all significant developments relating to any such Third-Party Claim, provide copies of all relevant correspondence, documentation, records, information and testimony relating thereto (subject to appropriate confidentiality, legal privilege and work-product protections) and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith; provided that, neither the Indemnifying Party nor its counsel shall be required to cooperate to the extent that the Indemnifying Party reasonably believes (i) on the advice of outside counsel that such cooperation would be detrimental in any material respect to any claim, demand, cause of action, right or defense it may have in respect of any matter with respect to which any Indemnified Party has asserted a Claim or brought or asserted an action, cause of action, claim, demand, proceeding, or assessment or (ii) that such cooperation or any portion thereof is sought in furtherance of, or in preparation for, an action, cause of action, claim, demand, proceeding, or assessment against the Indemnifying Party or any of its Affiliates; provided, further, that notwithstanding the foregoing, neither the Indemnifying Party nor any Indemnified Party shall be precluded from seeking proper discovery of materials with respect to such Third-Party Claim.

(e)         In connection with any timely Claim for indemnification pursuant to (i) Section 10.02(b), Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to (x) reasonably promptly make available to Seller and its Representatives information, and (y) provide Seller and its Representatives reasonable access to any books, records and employees of Buyer and its Affiliates, in each case, solely to the extent necessary for Seller and its Representatives to evaluate any Claim for indemnification under Section 10.02(b) (and Third-Party Claim giving rise to such Claim for indemnification) and defend any Third-Party Claim giving rise to such Claim for indemnification, subject, in each case, to Seller agreeing to appropriate confidentiality obligations and legal privilege and work-product protections and (ii) Section 10.03(b), Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to (x) reasonably promptly make available to Buyer and its Representatives information, and (y) provide Seller and its Representatives reasonable access to any books, records and employees of Buyer and its Affiliates, in each case, solely to the extent necessary for Seller and its Representatives to evaluate any Claim for indemnification under Section 10.03(b) (and Third-Party Claim giving rise to such Claim for indemnification) and defend any Third-Party Claim giving rise to such Claim for indemnification, subject, in each case, to Seller agreeing to appropriate confidentiality obligations and legal privilege and work-product protections. Notwithstanding anything to the contrary in this Agreement, with respect to any Third-Party Claim related to Taxes, Section 7.07(d), and not Section 10.06 nor Section 10.07, shall apply.

Section 10.08         Limitation; Exclusivity; No Duplicate Recovery.

(a)         The maximum aggregate amount of Damages that may be recovered by the Buyer Indemnitees under clause (a) of Section 10.02 shall not exceed $20,000,000, in the aggregate.

(b)         The maximum aggregate amount of Damages that may be recovered by the Seller Indemnitees under clause (a) of Section 10.03 shall not exceed $20,000,000, in the aggregate.

(c)         From and after the Closing, except in the case of Fraud or pursuant to Section 2.04 and Section 7.09, and without limiting the rights of the parties set forth in the other Transaction Documents with respect to matters that arise following the Closing, this Article X shall provide the sole and exclusive means by which a party or any other Person may (i) assert any right, action, cause of action, claim, demand, proceeding or assessment and (ii) obtain any monetary remedy or relief for any losses, injuries, liabilities, damages, awards, deficiencies, fines, fees, interest, penalties, settlement payments and costs and expenses incurred or suffered (including any reasonable fees of attorneys, auditors, consultants and other agents associated therewith), whether or not based on contract, tort, warranty claims or otherwise, in the case of each of the immediately foregoing clauses (i) and (ii), (A) with respect to the Buyer Indemnitees (or any of them) as the Indemnified Party, for the matters set forth in Section 10.02 or any breach of this Agreement by Seller or any of its Affiliates and (B) with respect to the Seller Indemnitees (or any of them) as the Indemnified Party, for the matters set forth Section 10.03 or any breach of this Agreement by Buyer or any of its Affiliates. Section 2.04(d)(ii) (solely for the purposes set forth therein) and Section 11.10 provide the sole and exclusive means by which a party may bring an action or proceeding against the other party under this Agreement. Furthermore, prior to the Closing, the rights of a party pursuant to Sections 9.01 through 9.04, Section 9.05 (but solely with respect to any claim for Willful Breach), and Section 11.05 for specific performance, shall be the sole and exclusive means by which the applicable party or any other Person may (x) assert any right, action, cause of action, claim, demand, proceeding or assessment and (y) obtain any remedy or relief for any losses, injuries, liabilities, damages, awards, deficiencies, fines, fees, interest, penalties, settlement payments and costs and expenses incurred or suffered (including any reasonable fees of attorneys, auditors, consultants and other agents associated therewith), in the case of the immediately foregoing clauses (x) and (y), for any breach of this Agreement by the other party or any of its Affiliates. In addition, without limiting any limitations on damages set forth in this Agreement, including under this Article X, with respect to any damages arising out of or in connection with this Agreement or the transactions contemplated under this Agreement, Buyer agrees that it shall, and shall cause each other Buyer Indemnitee to, only seek such damages and any other monetary relief or remedies from Seller, and Seller shall, and shall cause each other Seller Indemnitee to, only seek damages and any other monetary relief or remedies from Buyer. Seller and Buyer, for itself and on behalf of each other Seller Indemnitee and Buyer Indemnitee, respectively, hereby irrevocably and unconditionally waive and release and forever discharge any and all rights, actions, causes of action, claims and demands to seek monetary relief or remedies from, or equitable relief or remedies, such as injunctive relief, against, any Affiliate of the other party or any director, officer or employee of Buyer or any of its Affiliates and Seller or any of its Affiliates (as applicable). Notwithstanding the foregoing, nothing in this Section 10.08 shall prevent any Buyer Indemnitee from seeking recovery, or recovering, under the R&W Insurance Policy in accordance with its terms.

Section 10.09         Calculation of Damages. In any case where an Indemnified Party recovers (or one or more Affiliates of such Indemnified Party recovers for or on behalf of such Indemnified Party) from a third party (including under any insurance policy, other than under any self-insurance or similar policy) any amount in respect of a matter for which the Indemnifying Party is subsequently required to indemnify such Indemnified Party pursuant to this Agreement, the indemnification obligation of the Indemnifying Party shall be reduced by the amount so recovered from such third party, less reasonable attorney’s fees and any out-of-pocket costs and expenses of such Indemnified Party incurred in connection with such recovery (including any deductible, retention, administrative expense, retrospective premium or other similar cost or expense). In any case where an Indemnified Party subsequently recovers (or one or more Affiliates of such Indemnified Party recovers for or on behalf of such Indemnified Party) from a third party (including under any insurance policy, other than under any self-insurance or similar policy) any amount for which the Indemnifying Party has indemnified such Indemnified Party pursuant to this Agreement, such Indemnified Party shall promptly pay over or cause to be paid over to the Indemnifying Party the amount so recovered, less reasonable attorney’s fees and any out-of-pocket costs and expenses of such Indemnified Party incurred in connection with such recovery (including any deductible, retention, administrative expense, retrospective premium or other similar cost or expense).

Section 10.10         Tax Treatment of Indemnification Payments. Any indemnification payment under this Agreement shall be treated as an adjustment to the Seller Payment Amount for Tax purposes unless otherwise required by applicable Tax Law. Each party shall notify the other party if it or one of its Affiliates receives notice that any Taxing Authority proposes to treat any indemnification payment made pursuant to this Agreement as other than an adjustment to the Seller Payment Amount for Tax purposes, or if it otherwise determines that an indemnification payment under this Agreement is required by applicable Tax Law to be treated as other than an adjustment to the Seller Payment Amount for Tax purposes.

Article XI

Miscellaneous

Section 11.01         To the knowledge. “To the knowledge of Seller” or other references to the knowledge or awareness of Seller or its Affiliates means the knowledge, after reasonable inquiry, of those individuals set forth on Schedule 11.01(a) to the Disclosure Letter. Other than for purposes of Section 4.10 and Section 11.13, “to the knowledge of Buyer” or other references to the knowledge or awareness of Buyer or its Affiliates means the knowledge, after reasonable inquiry, of those individuals set forth on Schedule 11.01(b) to the Disclosure Letter. For purposes of Section 4.10 and Section 11.13, Buyer shall be deemed to have “knowledge” “known” or been “aware” of (or words of similar import) any issue, matter or item if the individuals listed on Schedule 11.01(c) to the Disclosure Letter, or any member of Buyer’s or its Affiliates’ legal, procurement or quality teams or management, has, or should reasonably have had, actual knowledge of such issue, matter or item, after reasonable inquiry.

Section 11.02         Waivers. At any time and from time to time, to the extent permitted by applicable Law, and, in the case of Seller, subject to the limitations set forth in the Spirit/Boeing Merger Agreement, the parties may by a written agreement executed and delivered by both parties, (a) extend the time for, or waive in whole or in part, the performance of any obligation of any party under this Agreement, (b) waive any breach of any representation, warranty or statement of any party or (c) waive any condition or compliance with any covenant contained in this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights, powers or privileges, and the failure of a party to require performance of any term or provision hereof at any time shall in no manner affect such party’s right at a later time to enforce such term or provision. No waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, provision, representation, warranty or covenant.

Section 11.03         Modifications and Amendments. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing executed and delivered by each of the parties.

Section 11.04         Assignability, Beneficiaries.

(a)         This Agreement shall bind and inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that no party may assign this Agreement or any right, interest or obligation hereunder, in each case, without the prior written consent of the other party, and any assignment in violation of this Section 11.04(a) shall be null and void. Notwithstanding anything to the contrary in this Section 11.04(a), no assignment shall relieve the assigning party of its liabilities and obligations hereunder.

(b)        Other than (i) as explicitly set forth herein, including in Sections 6.08(b), 7.09, 10.01(b) and 10.03, and (ii) Boeing, who is an intended and express third-party beneficiary of Section 6.05(a)(iii), Section 6.05(d)(x) and Section 6.06(c)(i)(C), and may exercise or otherwise seek to enforce Section 6.05(a)(iii) and Section 6.06(c)(i)(C) for or on behalf of Seller, nothing contained herein is intended to confer upon any Person, other than the parties and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 11.05         Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which any party is entitled at law or in equity. Each party further agrees that (i) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.05, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (ii) it will not assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, or that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. If, prior to the third (3rd) Business Day following the Outside Date, any party brings any action or proceeding in accordance with this Section 11.05 to enforce specifically the performance of the terms and provisions of this Agreement by the other party, the Outside Date shall automatically be extended by (A) the amount of time during which such action or proceeding is pending, plus twenty (20) Business Days or (B) such other time period established by the court presiding over such action or proceeding. Notwithstanding anything herein to the contrary, in no event shall this Section 11.05 be used, alone or together with any other provision of this Agreement, to require Seller to remedy any breach of or inaccuracy in any representation or warranty of Seller made herein.

Section 11.06         Notices. Any notice, request, instruction or other communication to be given or made hereunder by either party to the other party shall be in writing and shall be deemed to have been duly given or made (a) when delivered personally, (b) on the date and at the time sent by email transmission (provided that the sending party does not receive an automatically generated message from the recipient’s email server that such email could not be delivered to such recipient) or (c) one (1) Business Day after deposit with an overnight courier service, in each case of the foregoing clauses (a)-(c) to the addresses, email addresses and attention parties indicated below:

if to Seller, addressed to:

Spirit AeroSystems, Inc.
3801 South Oliver Street
Wichita, Kansas 67210
Attention:	David Myers
Email:	david.myers@spiritaero.com

and, prior to the Closing, with copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
320 South Canal Street
Chicago, Illinois 60606
Attention:	Shilpi Gupta David Clark
Email:	shilpi.gupta@skadden.com david.clark@skadden.com

and, following the Closing, with copies (which shall not constitute notice) to:

The Boeing Company
929 Long Bridge Dr.
Arlington, Virginia 22202
Attention:	John Demers M. Keith Jackson
Email:	john.demers@boeing.com keith.jackson@boeing.com

and, following the Closing, with copies (which shall not constitute notice) to:

Mayer Brown LLP
71 S. Wacker Drive
Chicago, Illinois 60606
Attention:	Jason Quintana Magnus Karlberg
Email:	jquintana@mayerbrown.com mkarlberg@mayerbrown.com

if to Buyer, addressed to:

Airbus SE
Mendelweg 30, 2333 CS Leiden The Netherlands
Attention:	Loic Amiand
Email:	loic.amiand@airbus.com

with copies (which shall not constitute notice) to:
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	William H. Aaronson
Email:	william.aaronson@davispolk.com

or to such other address, email address or attention party for either party as such party shall hereafter designate by like notice.

Section 11.07         Counterparts. This Agreement may be executed in two or more counterparts and such counterparts may be delivered in electronic format (including by fax or in portable document format (.pdf)), each of which shall be deemed to be an original and all of which shall be deemed to constitute the same Agreement. To the extent applicable, the foregoing constitutes the election of the parties to invoke any Law authorizing electronic signatures. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement, shall be disregarded in determining a party’s intent or the effectiveness of such signature. No party shall raise the use the delivery of signatures to this Agreement in electronic format as a defense to the formation of a contract and each such party forever waives any such defense.

Section 11.08         Entire Agreement. This Agreement, together with the Annexes and Exhibits hereto, the Disclosure Letter, the Ancillary Agreements, the Confidentiality Agreement, the Clean Team Agreement and the other agreements and certificates specifically referred to herein and therein, contain the entire agreement between the parties with respect to the Transactions and supersede all prior agreements or understandings between the parties with respect to the Transactions, including the Spirit/Airbus Term Sheet. The Transaction Documents are intended to define the full extent of the legally enforceable undertakings and representations of the parties with respect to the Transactions, and no promise or representation, written or oral, which is not set forth in the Transaction Documents is intended by either party to be legally binding in respect thereof.

Section 11.09         Payment of Expenses. Except as otherwise expressly set forth in this Agreement or in any Ancillary Agreement, all costs and expenses associated with this Agreement, the Ancillary Agreements and the Transactions, including the fees of counsel and accountants, shall be borne by the party incurring such expenses. Furthermore and except as otherwise expressly set forth in this Agreement, there shall be no additional amounts payable, or increase in amounts payable, by Seller pursuant this Agreement (and none of Seller and its Affiliates shall have any additional liability prior to, at or after the Closing) for any integration-related costs or expenses that Buyer and its Affiliates may incur, including any non-recurring or other costs and expenses that may arise in connection with the transfer of Buyer statements of work performed in any of the Transferred Businesses (including, if applicable, the Airbus Prestwick Business and the Airbus Subang Business) to a Buyer facility or one or more of its third-party suppliers; provided that Seller shall be solely responsible for any and all costs incurred by Seller or any Affiliate of Seller in connection with the Data Separation, the preparation of the Separation Plan and the implementation of the covenants set forth in Section 6.07 in accordance with the Separation Plan; provided, however, that, notwithstanding anything in this Agreement to the contrary, other than to the extent such costs, fees or expenses are contemplated by the Separation Plan, Buyer shall be solely responsible for any and all costs, fees or expenses related to (x) physically removing and moving any Transferred Asset located outside of the Transferred Real Property (including the real property covered by the Belfast Sublease Agreement) to the Transferred Real Property (including the real property covered by the Belfast Sublease Agreement) or any other location requested by Buyer or (y) installing or otherwise implementing such Transferred Asset at such location.

Section 11.10         Governing Law; Disputes.

(a)          This Agreement, the rights of the parties under this Agreement and all claims, causes of action actions and proceedings arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, in each case will be governed by and construed and enforced in accordance with the internal laws of the State of New York, without giving effect to any Laws, including any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction), that would cause the application of the Laws of any other jurisdiction.

(b)         Subject to the last sentence of Section 11.10(c), each party hereby (i) submits to the exclusive jurisdiction of the International Chamber of Commerce (the “ICC”) for the purpose of any action or proceeding arising out of or relating to this Agreement brought by any party and to service of process pursuant to this Agreement, including pursuant to Section 11.10(d), and in accordance with the rules and statutes governing service of process under the internal laws of the State of New York, without giving effect to any Laws, including any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction), that would cause the application of the Laws of any other jurisdiction, and (ii) irrevocably waives, and agrees not to assert by way of claim, motion, defense or otherwise, in any such action or proceeding, any claim that it is not subject personally to the jurisdiction of the ICC, that its property is exempt or immune from attachment or execution, that the action or proceeding is brought in an inconvenient forum, that the venue of the action or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by the ICC.

(c)         Subject to Section 2.04(c) and Section 6.02(d), in the event of any dispute arising out of or in connection with this Agreement, or any matters described or contemplated herein, the parties agree to first refer such dispute to non-binding mediation under the mediation rules of the ICC (the “ICC Mediation Rules”). In the event that such dispute has not been settled pursuant to the ICC Mediation Rules within thirty (30) days following the filing of a Request for Mediation by any party or within such other period as the parties may agree in writing, then Seller and Buyer shall each be entitled to refer such dispute exclusively to the ICC (other than for purposes of the last sentence of this Section 11.10(c)). If Seller or Buyer refers such dispute to the ICC, then such dispute shall thereafter be finally adjudicated under the Rules of Arbitration of the ICC (the “ICC Rules”) by one arbitrator (A) appointed in accordance with the ICC Rules and (B) in any case having substantial experience adjudicating and arbitrating disputes among parties relating to mergers and acquisitions in the State of New York under and in accordance with the internal laws of the State of New York. The venue and seat of arbitration shall be New York County, Borough of Manhattan, USA. The language to be used in the arbitral proceedings shall be English. The arbitration proceedings shall be confidential. The arbitrators shall have the authority to issue or order injunctions, specific performance and other equitable remedies. Nothing in this Agreement shall prevent a party from applying to a court of competent jurisdiction for any injunctive relief or specific performance or for the enforcement of an arbitral award obtained under this Agreement.

(d)         Seller and Buyer shall each be entitled to enforce the other’s compliance with Section 11.10(c) and this Section 11.10(d) in any court of competent jurisdiction without any requirement to comply with Section 11.10(c) and this Section 11.10(d). Buyer (i) represents and warrants that it has appointed National Registered Agents, Inc. (280 Liberty Street, New York, NY 10005) as its agent solely for the purpose of the service of claims in the State of New York, Seller (i) represents and warrants that it has appointed Corporation Service Company (80 State St., Albany, NY 12207-2543) as its agent solely for the purpose of the service of claims in the State of New York and (ii) Buyer and Seller agree to require that service upon their respective agent shall be deemed complete whether or not forwarded to or received by the other party. Buyer and Seller agree that (A) nothing herein shall affect the right of any Person to serve process in any other manner permitted by Law, nor affect its right to bring claims in any other jurisdiction for the purpose of the enforcement or execution of any award against Buyer or Seller, (B) if for any reason the agent of either party set forth in Section 11.10(d) ceases to act as agent for such party or no longer has an address in the State of New York, such party shall immediately appoint a substitute agent and notify the other party in writing of the new agent’s name, address and fax number within the State of New York, and (C) if for any reason the such party’s agent changes, in the case of an individual, his or her residence or, in the case of an entity, its principal place of business, as the case may be, within the State of New York, such party shall cause the agent to promptly provide to the other party notice of such change and the new address for such residence or principal place of business, respectively.

Section 11.11         Waiver of Jury Trial.

(a)         Each party acknowledges and agrees that any controversy which may arise out of or relate to this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of any dispute or controversy, seek to enforce the foregoing waiver; (ii) each party understands and has considered the implications of this wavier; (iii) each party makes this waiver voluntarily; and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.11(a).

(b)         IN CONNECTION WITH ANY DISPUTE OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS AGREEMENT, EACH PARTY WAIVES ANY CLAIM TO PUNITIVE, EXEMPLARY OR SPECULATIVE DAMAGES, OR ANY OTHER TYPE OF DAMAGES THAT ARE NOT REASONABLY FORESEEABLE, IN EACH CASE FROM THE OTHER PARTY (OR ANY AFFILIATE OF SUCH OTHER PARTY) (IT BEING UNDERSTOOD THAT THIS WAIVER DOES NOT COVER ANY RIGHT TO INDEMNIFICATION FOR ANY DAMAGES PAYABLE TO THIRD PARTIES TO EXTENT DETERMINED IN ACCORDANCE WITH, AND SUBJECT TO THE LIMITATIONS SET FORTH IN ARTICLE X).

(c)         IN CONNECTION WITH ANY DISPUTE OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS AGREEMENT, EACH PARTY WAIVES ANY CLAIM FOR PREJUDGMENT INTEREST FROM THE OTHER PARTY (OR ANY AFFILIATE OF SUCH OTHER PARTY).

(d)        Notwithstanding anything to the contrary contained in this Agreement or in any Ancillary Agreement, no Person shall be entitled to rescind all or any portion of this Agreement or any Ancillary Agreement for any reason, including in connection with, or in respect of, any Fraud.

Section 11.12         Publicity. No party shall originate, or cause to be originated, any publicity, news release or other similar public announcement or communication, written or oral, whether relating to the Transaction Documents or the existence of any arrangement between the parties or their respective Affiliates, without the prior written consent of the other party, which shall not be unreasonably withheld, conditioned or delayed, whether or not named in such publicity, news release or other similar public announcement or communication, except (a) the parties may issue a joint press release to be reasonably agreed upon by the parties in connection with the execution and delivery of this Agreement, (b) either party may originate, or cause to be originated, any such publicity, news release or other similar public announcement or communication, including investor calls, investor meetings and other investor relations activities, to the extent required by Law (including the rules and regulations of the U.S. Securities and Exchange Commission), listing rules of the exchange upon which its securities are publicly traded or any listing or trading agreement concerning its publicly traded securities and (c) to the extent the contents of such publicity, news release or other similar public announcement or communication, including investor calls, investor meetings and other investor relations activities, have previously been released publicly (without violation of this Section 11.12) or are consistent in all material respects with materials or other communications that have previously been released (without violation of this Section 11.12); provided that in such event under the foregoing clauses (a) and (b), the party originating the same shall still be required to consult with the other party, whether or not named in such publicity, news release or other similar public announcement or communication, a reasonable time prior to its release (to the extent practicable) to allow the other party to comment thereon and (with such originating party considering any such comments in good faith), after its release, shall provide the other party with a copy thereof (to the extent in written form).

Section 11.13         Certain Releases.

(a)         Buyer Releases.

(i)            Buyer Signing and Continuing Releases. Buyer, for itself and on behalf of its Affiliates and its and their respective Representatives and other representatives, and all successors, assigns, executors and heirs of the foregoing (each, a “Buyer Releasing Party”), acknowledges and agrees that, to the fullest extent permitted under applicable Law, any and all rights, claims, demands, obligations, liabilities, Liens, debts, Judgments, duties, Contracts, bonds, demands, defenses, setoffs, counterclaims, actions and causes of action whatsoever (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) (in each case, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, express or implied, at law or in equity, or based on contract, tort or otherwise) that a Buyer Releasing Party has, had, may have or may have had against Seller or any of its Affiliates, or any of its or their respective Representatives or other representatives, and all successors, assigns, executors and heirs of the foregoing (each, a “Seller Releasee”), now or in the future, existing for any reason, whether arising under, or based upon, any Law or otherwise, arising from or relating to (A) any and all Known and Quantifiable Liquidated Damages as of February 26, 2025, that are not the subject of a Liquidated Damages Claim set forth on Schedule 4.09 to the Disclosure Letter, (B) any and all Additional Airbus Liquidated Damages with respect to which Buyer fails or has failed to provide a Liquidated Damages Notice to Seller within thirty (30) days following the end of the calendar month in which such Additional Airbus Liquidated Damages became Known and Quantifiable Liquidated Damages, (C) the portion of any Additional Airbus Liquidated Damages with respect to which a Liquidated Damages Notice has been timely provided to Seller in accordance with Section 6.02(a) that have been finally resolved (pursuant to the dispute mechanics set forth in Section 2.04(d)) as not due and payable by Seller or its Affiliates (the foregoing, “Released Airbus Liquidated Damages”) and (D) any additional amounts that may be payable under the Airbus Loan Arrangements Documentation in excess of the Signing Date Airbus Loan Arrangements Amount as of the date hereof (the “Released Airbus Loan Obligations”), are, in each case of clauses (A) through (D), hereby fully, knowingly, voluntarily, irrevocably, finally and unconditionally forever waived, released, discharged and relinquished. Furthermore, without limiting the generality of this Section 11.13, and except to the extent specifically set forth herein or with respect to claims based on Fraud, from and after the date of this Agreement, no demand, claim, cause of action or proceeding will be brought or maintained by, or on behalf of, Buyer or any other Buyer Releasing Party against any Seller Releasee, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any Released Airbus Liquidated Damages and any Released Airbus Loan Obligations.

(ii)           Buyer Closing Releases. Buyer, for itself and on behalf of each other Buyer Releasing Party, acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims, demands, obligations, liabilities, Liens, debts, Judgments, duties, Contracts, bonds, demands, defenses, setoffs, counterclaims, actions and causes of action whatsoever (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) (in each case, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, express or implied, at law or in equity, or based on contract, tort or otherwise) a Buyer Releasing Party has, had, may have or may have had against any Seller Releasee, now or in the future, whether arising under, or based upon, any Law or otherwise, in each case solely to the extent arising from (A) the operation of the Transferred Companies, the Transferred Businesses, the Transferred Assets or the Assumed Liabilities prior to the Closing, the subject matter of this Agreement, the other Transaction Documents or any schedule, annex, exhibit, the Disclosure Letter, or any certificate or other document entered into, made, delivered or made available in connection herewith or therewith, or as a result of the Sale, (B) with respect to the accuracy of, any omission or concealment of, or any misstatement with respect to, any potentially material information regarding the Transferred Companies, the Transferred Assets, the Assumed Liabilities or the Transferred Businesses, (C) the prior or existing commercial arrangements between the parties (or any of their respective Affiliates) (including the performance of the Buyer Commercial Contracts (but excluding the Continuing Buyer Commercial Contracts)), (D) other than to the extent such activities are set forth in the Separation Plan, any integration activities of Buyer or its Affiliates in respect of the Transactions, including any non-recurring or other costs and expenses that may arise in connection with the transfer of any Buyer’s or any Affiliate of Buyer’s statements of work in respect of any of the Transferred Businesses (including, if applicable, the Airbus Prestwick Business and the Airbus Subang Business) to a facility of Buyer or an Affiliate of Buyer or one or more of its third-party suppliers, (E) subject to Section 11.13(a)(v), any rights Buyer or any of its Affiliates may have with respect to liabilities and obligations to the extent arising from product liability in respect of any services performed by Seller or any of its Affiliates for Buyer or any of its Affiliates, or products that were used, sold, leased, licensed, produced, developed or designed by Seller or any of its Affiliates, in the production, development or design of any of Buyer’s or any of its Affiliate’s products or components, in each case, to the extent arising out of the performance of the Buyer Commercial Contracts, (F) any and all Additional Airbus Liquidated Damages with respect to which Buyer fails to provide a Liquidated Damages Notice prior to the Closing, (G) the Airbus Loan Arrangements Excluded Amount, are, in each case, hereby fully, knowingly, voluntarily, irrevocably, finally and unconditionally forever waived, released, discharged and relinquished and (H) subject to Section 11.13(a)(v), in respect of any Continuing Buyer Commercial Contract, solely with respect to any period under such Continuing Buyer Commercial Contract prior to the Closing; provided, however, notwithstanding anything in this Section 11.13(a)(ii) to the contrary, each Buyer Releasing Party retains, and does not release, (x) its rights and interests under the express terms of this Agreement (including their rights and interests under Section 2.04, Section 6.02(b), Article X and Section 11.13(a)(v)) or under the express terms of any other Transaction Document, in each case, except as otherwise expressly waived, released, discharged or relinquished under this Agreement or any other Ancillary Agreement, (y) any claim against or liability of a Seller Releasee for Fraud, and (z) the matters set forth in Schedule 11.13(a) to the Disclosure Letter. Furthermore, without limiting the generality of this Section 11.13, from and after the Closing, no demand, claim, cause of action or proceeding will be brought or maintained by, or on behalf of, Buyer or any of its Affiliates (including, after the Closing, the Transferred Companies) against any Seller Releasee, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties, covenants or agreements of Seller or any other Person, in respect the Transferred Businesses, set forth or contained in this Agreement, the other Ancillary Agreements or any schedule, annex, exhibit, the Disclosure Letter, or any certificate or other document entered into, made, delivered or made available in connection herewith, or as a result of the Sale, or for any reason as set forth in the preceding sentence, in each case, except in the case of Fraud or as expressly set forth in this Agreement or any Transaction Document. Notwithstanding anything herein to the contrary, nothing in this Section 11.13(a)(ii) shall be deemed to limit or narrow the release set forth in Section 11.13(a)(i).

(iii)          Buyer acknowledges, for itself and on behalf of the other Buyer Releasing Parties, that the Law of certain jurisdictions provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” Buyer acknowledges, for itself and on behalf of the other Buyer Releasing Parties, that such Laws are designed to protect a Person from waiving claims which it does not know exist or may exist. Nonetheless, Buyer knowingly and irrevocably acknowledges and agrees, for itself and on behalf of the other Buyer Releasing Parties, that, from and after the date of this Agreement, Buyer and the other Buyer Releasing Parties shall be deemed to waive their rights under any such Laws.

(iv)          Notwithstanding anything in this Agreement to the contrary, Buyer acknowledges and agrees that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Seller Releasee (other than Seller and the Selling Affiliate), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Seller Releasee (other than Seller and the Selling Affiliate) for any obligation of Seller or any Affiliate, as the case may be, under or arising out or relating to this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(v)           For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, (A) Buyer and its Affiliates are not waiving, and nothing in this Agreement shall constitute a waiver of, any rights Buyer or any of its Affiliates may have to indemnification under Article X for any Excluded Liabilities (including, for the avoidance of doubt, any rights that Buyer or any of its Affiliates may have to indemnification under Article X for any Warranty Claims or for the matters set forth on Annex 2.02(d)(i)), including the enforcement of any such right to indemnification under Article X (including under Section 10.02), (B) the termination of any Buyer Commercial Contract shall not impair the ability of Buyer or any of its Affiliates to enforce their rights to indemnification under Article X for any Warranty Claims; provided, however, (1) the Buyer Indemnitees (or any of them) shall not be entitled to recover or obtain any damages or obtain any other remedy, in each case, permitted to be recovered or obtained under any provision of this Agreement with respect to an Excluded Liability or Liquidated Damages Claim to the extent that the Buyer Indemnitees (or any of them) (x) have already recovered or obtained damages or obtained a remedy (provided that, for the purpose of this clause (1)(x), the amount of any prior recoveries, damages or remedies shall be calculated less reasonable attorney’s fees and any out-of-pocket costs and expenses of Buyer or any of its Affiliates incurred in connection with such recovery, damage or remedy (including any deductible, retention, administrative expense, retrospective premium or other similar cost or expense, but excluding the foregoing to the extent recovered from self-insurance policies, captive insurance policies or any other similar arrangements)) or (y) are in material breach of any of their covenants or agreements under Section 2.04(d)(ii) or Section 6.02 with respect to such Excluded Liability or Liquidated Damages Claim, and (2) subject to the immediately foregoing clause (1), that the existence of a claim for indemnification under Article X with respect to a Warranty Claim for the same or substantially the same underlying facts, matters or circumstances that would give rise to or result in any portion of an Airbus Liquidated Damages Amount shall not, in and of itself, cause such claim for indemnification to be treated as a claim for Known and Quantifiable Liquidated Damages and (3) subject to the immediately foregoing clause (1), the waiver and release of any Additional Airbus Liquidated Damages pursuant to Section 11.13(a)(ii)(F)(2) with the same or substantially the same underlying facts, matters or circumstances that would give rise to or result in a claim for indemnification under Article X with respect to a Warranty Claim shall not cause such claim for indemnification under Article X with respect to a Warranty Claim to be waived or released.

(b)         Seller Closing Releases.

(i)            Each of Seller, for itself and on behalf of its controlled Affiliates, and its and their respective Representatives and other representatives, and all successors, assigns, executors and heirs of the foregoing (each, a “Seller Releasing Party”), acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims, demands, obligations, liabilities, Liens, debts, Judgments, duties, Contracts, bonds, demands, defenses, setoffs, counterclaims, actions and causes of action whatsoever (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) (in each case, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, express or implied, at law or in equity, or based on contract, tort or otherwise) that a Seller Releasing Party has, had, may have or may have had against Buyer or any of its Affiliates (including, after the Closing, the applicable Transferred Companies), or any of its or their respective Representatives or other representatives, and all successors, assigns, executors and heirs of the foregoing (each, a “Buyer Releasee”), now or in the future, are, in each case, hereby fully, knowingly, voluntarily, irrevocably, finally and unconditionally forever waived, released, discharged and relinquished to the extent arising from the operation by Seller or its controlled Affiliates of the Transferred Companies, the Transferred Businesses, the Transferred Assets or the Assumed Liabilities prior to the Closing; provided, however, notwithstanding anything in this Section 11.13(b) to the contrary, each Seller Releasing Party retains, and does not release, any claims, causes of actions, rights or defenses (A) contemplated by Section 6.09(c) or an exception, to the extent set forth in Annex 2.02(d), to any Excluded Liability, (B) under the express terms of this Agreement (including their rights and interests under Section 2.04, Section 6.02, Section 7.09, Article X and Section 11.13(a)) or under the express terms of any other Transaction Document, in each case, except as otherwise expressly waived, released, discharged or relinquished under this Agreement or any other Ancillary Agreement, (C) against or for a liability of a Buyer Releasee for Fraud, (D) in respect of the matters set forth in Schedule 11.13(b) to the Disclosure Letter or (E) under a Buyer Commercial Contract in respect of any and all Additional Airbus Liquidated Damages that are not finally resolved in accordance with the terms of this Agreement and that are not released under Section 11.13(a). Seller acknowledges, for itself and on behalf of the other Seller Releasing Parties, that the Laws of certain states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” Seller acknowledges, for itself and on behalf of the other Seller Releasing Parties, that such Laws are designed to protect a Person from waiving claims which it does not know exist or may exist. Nonetheless, Seller knowingly and irrevocably acknowledges and agrees, for itself and on behalf of the other Seller Releasing Parties, that, from and after the Closing, Seller and the other Seller Releasing Parties shall be deemed to waive their rights under any such Laws.

(ii)           Notwithstanding anything in this Agreement to the contrary, Seller acknowledges and agrees that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any Buyer Releasing Party (other than Buyer), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Buyer Releasing Party (other than Buyer) for any obligation of Buyer or any Affiliate, as the case may be, under or arising out or relating to this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

Section 11.14         Disclosure Letter. The Disclosure Letter and the Annexes and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. The representations and warranties of Seller set forth in this Agreement, any Ancillary Agreement and in any certificate delivered pursuant hereto are made and given subject to the disclosures contained in the Disclosure Letter, and neither Seller nor any of its Affiliates shall be, or be deemed to be, in breach of any such representations and warranties (and no claim shall lie in respect thereof) in respect of any such matter so disclosed in the Disclosure Letter. Inclusion of information in the Disclosure Letter will not be construed as an admission that such information is required to be disclosed, that the matter underlying such information is material to the business, operations or condition (financial or otherwise) of Seller, its Affiliates or the Transferred Businesses or that any Material Adverse Effect has occurred, nor shall it establish any standard of materiality for any purpose whatsoever. Disclosure of any matter in any Schedule to the Disclosure Letter shall be deemed to be disclosure of such matter with respect to any other Schedule to the Disclosure Letter to which such matter is specifically cross referenced or to which such matter relates to the extent it is reasonably apparent to a Person without independent knowledge that such disclosure applies to the relevant representation or warranty of such other Schedule. The headings contained in the Disclosure Letter are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 11.15         Provision Regarding Legal Representation. Buyer, for itself and on behalf of its Affiliates (including, from and after the Closing, the Transferred Companies) acknowledges and agrees that Seller has retained Skadden to act as counsel to Seller, the Transferred Companies and certain of their respective Affiliates in connection with the Transactions, and in connection with certain other matters prior to the Closing, and that Skadden may continue to act as legal counsel to Seller and its Affiliates after the Closing. Accordingly, Buyer hereby waives, on behalf of itself and each Transferred Company, any conflicts that may arise in connection with Skadden representing Seller and its Affiliates after the Closing as such representation may relate to any Transferred Company or the Transactions, and agrees not to, and to cause each Transferred Company not to, assert any such conflict or breach of any fiduciary or other duty owed to any Transferred Company as a basis for disqualifying Skadden from any such representation. Without limiting the foregoing, Buyer agrees, on behalf of itself and each Transferred Company, that, in the event that a dispute arises after the Closing between Seller or its Affiliates, on the one hand, and Buyer or any Transferred Company, on the other hand, Skadden may represent Seller and its Affiliates in such dispute even though the interests of Seller and its Affiliates may be directly adverse to Buyer, such Transferred Companies or their respective Affiliates, and even though Skadden may have represented any of such Transferred Companies or any of their Affiliates in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer, any Transferred Company or any of their respective Affiliates. Buyer further agrees, on behalf of itself and, following the Closing, that (a) certain pre-Closing communications among Seller, the Transferred Companies or any of their respective Affiliates, on the one hand, and Skadden, on the other hand, that relate in any way to the Transactions (including in respect of Persons other than Buyer) may constitute attorney-client privileged communications (collectively, the “Privileged Communications”) and the attorney-client privilege and the expectation of client confidence belongs to Seller and shall be controlled by, and may only be waived by, Seller and, notwithstanding anything in this Agreement to the contrary, shall not pass to or be claimed by Buyer, any Transferred Company or any of their Affiliates, (b) the Privileged Communications are (and shall remain following the Closing) the property of Seller, (c) Skadden shall have no duty to disclose any Privileged Communications to Buyer or its Affiliates by reason of any attorney-client relationship or otherwise, (d) none of Buyer, its Affiliates or any Person purporting to act on behalf of or through Buyer or its Affiliates will seek to access, use or obtain such Privileged Communications, whether by seeking a waiver of the attorney-client privilege or through other means, (e) Buyer shall, and shall cause its Affiliates to provide full access to all Privileged Communications in their possession or within their direct or indirect control and shall provide reasonable assistance at the expense of Seller in order to give full force and effect to the rights of Seller and its successors in interest hereunder. The Privileged Communications may be used by Seller in connection with any dispute that relates in any way to the Transactions. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, any Transferred Company or any of their respective Affiliates, on the one hand, and any other Person or Persons (other than a party to this Agreement or any of its respective Affiliates), on the other hand, after the Closing, such Transferred Company and its Affiliates may assert the attorney-client privilege to prevent disclosure of the Privileged Communications to such Person or Persons; provided, however, that none of the Transferred Companies nor their Affiliates may waive such privilege without the prior written consent of Seller. In furtherance of the foregoing, Buyer acknowledges that Seller may, prior to the Closing, take any action to segregate and remove from the premises of any Transferred Company or any of their respective Affiliates’ Privileged Communications, including by segregating, encrypting, copying, deleting, erasing, exporting or otherwise taking possession of any Privileged Communications (any such action, a “Permitted Removal”). In the event that, notwithstanding any good-faith attempts by Seller to achieve a Permitted Removal of any Privileged Communication, any copy, back-up, image or other form of any portion of such Privileged Communication inadvertently remains accessible to or discoverable or retrievable by Buyer or its Affiliates after the Closing (each, a “Residual Communication”), Buyer agrees that it will not, and that it will cause its Affiliates and its and their respective Representatives not to, intentionally use or attempt to use any means to access, retrieve, restore, recreate, unarchive or otherwise gain access to or view any Residual Communication for any purpose and that Buyer shall, and shall cause its Affiliates and its and their respective Representatives to, return to Seller any Residual Communications. Buyer shall not, and shall cause its Affiliates and its and their respective Representatives not to, disclose any Privileged Communications, including any Residual Communications, to any Person after the Closing, unless compelled to disclose such Privileged Communications by judicial or administrative process or by other applicable Law. Buyer shall, promptly upon receipt by Buyer or its Affiliates of any subpoena, discovery or other request that calls for the production or disclosure of any Privileged Communications, notify Seller of the existence of such subpoena, discovery or other request and provide Seller a reasonable opportunity to assert any rights it may have to prevent the production or disclosure of such Privileged Communications.

Section 11.16         Severability. It is the desire and intent of the parties that the provisions of this Agreement will be enforced to the fullest extent permissible under the Laws in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement will be determined to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion thus determined to be invalid or unenforceable, such deletion to apply to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof only with respect to the operation of such provision in the particular jurisdiction in which such determination is made.

Section 11.17         Relationship of the Parties. Nothing in this Agreement shall be deemed to constitute the parties as joint venturers, alter egos, partners or participants in an unincorporated business or other separate entity, nor, except as expressly and specifically set forth in this Agreement in any manner create any principal-agent, fiduciary or other special relationship between the parties. No party shall have any duties (including fiduciary duties) towards any other party except as specifically and expressly set forth herein, and in such case, subject to the limitations specifically and expressly set forth herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

SELLER:

SPIRIT AEROSYSTEMS, INC.

By:	/s/ Irene M. Esteves
Name:	Irene Esteves
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Stock and Asset Purchase Agreement]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

BUYER:

AIRBUS SE

By:	/s/ Christoph Seulen
Name:	Christoph Seulen
Title:	Authorized Signatory

[Signature Page to Stock and Asset Purchase Agreement]

The following list identifies contents of schedules and similar attachments omitted pursuant to Instruction 4 to Item 1.01 of Form 8-K or Item 601(a)(5) of Regulation S-K, as applicable, from the copy of the Stock and Asset Purchase Agreement, dated as of April 27, 2025, between Spirit AeroSystems, Inc. and Airbus SE (the “Agreement”) contained in this Exhibit 2.1, other than those schedules and similar attachments so omitted as to which such information is otherwise included within this Exhibit 2.1 in a manner that conveys the subject matter thereof (capitalized terms in this list have the respective meanings ascribed to them in the Agreement):

Disclosure Letter

Schedule 1.01(a)	Asset Seller Transferred Real Property
Schedule 1.01(b)	Assumed Award
Schedule 1.01(c)	Business Employee Census
Schedule 1.01(d)	Seller Debt Facilities
Schedule 1.01(e)	Specified Transferred Companies; Transferred Companies
Schedule 1.01(f)	Transferred Business Contracts
Schedule 1.01(g)	Transferred Company Real Property
Schedule 1.01(h)	Transferred IP
Schedule 2.02(a)	Other Transferred Assets
Schedule 2.02(b)	Other Excluded Assets
Schedule 2.02(c)	Other Assumed Liabilities
Schedule 2.02(d)	Other Excluded Liabilities
Schedule 2.02(g)	Transferred Commingled Contracts
Schedule 2.03	Seller Payment Amount
Schedule 2.05(c)	Allocation Methodology
Schedule 2.07	Withholding Taxes
Schedule 3.01	Organization and Good Standing
Schedule 3.03	Consents and Approvals; Absence of Violation or Conflicts
Schedule 3.04	Permitted Liens; Title to Tangible Property and Transferred Equity Interests
Schedule 3.06	Transferred Real Property
Schedule 3.07	Compliance with Laws; Licenses
Schedule 3.08	Business Contracts and Material Contracts
Schedule 3.09(a)	Intellectual Property Rights
Schedule 3.10	Legal Proceedings
Schedule 3.11	Labor and Employee Matters
Schedule 3.12	Employee Plans
Schedule 3.13	Environmental Matters
Schedule 3.15	Undisclosed Liabilities
Schedule 3.16	Financial Statements
Schedule 3.17	Product Warranty; Aviation Regulation Compliance
Schedule 3.18	Taxes
Schedule 3.19	Certain Compliance Matters
Schedule 3.21	Significant Customers; Significant Suppliers
Schedule 3.23	Intercompany Agreements
Schedule 4.02	Regulatory Filings
Schedule 4.09	Certain Claims
Schedule 5.01(b)	Required Regulatory Approvals
Schedule 5.02(d)	Material Adverse Effect Exceptions
Schedule 5.02(f)	Pre-Closing Restructuring Actions
Schedule 6.01	Conduct of Transferred Businesses
Schedule 6.05	Reasonable Best Efforts; Regulatory Approvals; Access
Schedule 6.06	Permitted Purchasers
Schedule 6.07(b)(ii)	Intercompany Balances
Schedule 6.12	Ancillary Agreements
Schedule 7.07(g)(i)(1)	Capital Allowances Election
Schedule 7.09	Existing Guarantees
Schedule 8.01(g)	Severance Benefits
Schedule 8.01(l)	Acquired Bonus Plans
Schedule 8.02	Pension Schedule
Schedule 11.01	Knowledge
Schedule 11.13	Certain Releases